

Fifth Third Bancorp

2002 ANNUAL REPORT


03010987

Financial Strength and Consistent Growth

Corporate Profile

Fifth Third traces its origins to the Bank of the Ohio Valley, which opened in 1858 and was subsequently purchased in 1871 by the Third National Bank. The union of the Third National and Fifth National banks in 1908 eventually led to the creation of the diversified financial services company, Fifth Third Bancorp. Today, Fifth Third operates 17 affiliates with 930 full-service locations primarily in five Midwestern states. We serve 5.5 million customers through our affiliate banking network and feature four primary businesses: Commercial Banking, Retail Banking, Investment Advisors and Fifth Third Processing Solutions, our electronic payment processing subsidiary. With $81 billion in assets, Fifth Third is the 13th largest bank holding company in the nation, and its market capitalization of $34 billion makes it the eighth largest banking institution in the United States at year-end. ■


Chicago
Columbus
Dayton
Indianapolis
Cincinnati
Florence
Evansville
Louisville
Nashville

About The Cover

Financial Strength and Consistent Growth: Fifth Third's 29-year track record of delivering consistent, quality growth to our shareholders is a source of a great deal of pride to the 20,600 employees of Fifth Third Bancorp. As one of the keys to consistent growth, Fifth Third maintains a steadfast commitment to a strong, flexible balance sheet. The financial strength of our balance sheet was recently recognized by Moody's Investors Service® with a senior debt rating of Aa2, a rating equaled or surpassed by only three other U.S. bank holding companies. ■

Financial Highlights

For the years ended December 31	2002	2001	Percent Change
$ in millions, except per share data			
EARNINGS AND DIVIDENDS			
Net Income Available to Common Shareholders	$ 1,634	$ 1,093	49.5
Cash Dividends Declared	567	460	23.3
PER SHARE			
Earnings	$ 2.82	$ 1.90	48.4
Diluted Earnings	2.76	1.86	48.4
Cash Dividends Declared	0.98	0.83	18.1
Year-End Book Value	14.76	13.11	12.6
Year-End Market Price	58.55	61.33	(4.5)
AT YEAR-END			
Assets	$80,894	$71,026	13.9
Loans and Leases	49,286	43,728	12.7
Deposits	52,208	45,854	13.9
Shareholders' Equity	8,475	7,639	10.9
Market Capitalization	33,628	35,735	(5.9)
KEY RATIOS (PERCENT)			
Return on Average Assets (ROAA)	2.18	1.55	40.6
Return on Average Equity (ROAE)	19.9	15.1	31.8
Net Interest Margin	3.96	3.82	3.7
Efficiency Ratio	44.9	54.8	(18.1)
Average Shareholders' Equity to Average Assets	10.93	10.28	6.3
ACTUALS			
Number of Shares	574,355,247	582,674,580	(1.4)
Number of Banking Locations	930	933	(0.3)
Number of Full-Time Equivalent Employees	19,119	18,373	4.1

Note: Certain ratios and statistics for 2001 include nonrecurring merger charges and a nonrecurring accounting principle change of $394.5 million pretax ($300.3 million after tax, or $.51 per diluted share). These ratios and statistics on a comparable basis with 2002 are as follows:

	2002	2001	Percent Change
Net Income	$1,634	1,393	17.3
ROAA	2.18%	1.97	10.7
ROAE	19.9%	19.2	3.6
Efficiency Ratio	44.9%	46.6	(3.6)

Investment Qualities

Fifth Third Bancorp shareholders have:

- Received an annualized total return of 25% since the Bancorp began trading in April of 1975 and have seen an initial investment of $10,000 increase to more than $4.6 million in that same time frame;
- Received a 10-year compounded annual dividend growth rate of 19%;
- Seen their investment outperform the S&P 500 21-fold over a 20-year period;
- Seen a single share of stock purchased in 1980 grow to nearly 77 shares.


Fifth Third Bank

Fifth Third Bancorp President and CEO George A. Schaefer, Jr.

Dear Shareholders and Friends,

2002 was another good year for Fifth Third. Financial results were driven by outstanding customer and deposit growth in all of our markets, solid revenue growth, and consistently strong credit quality. Net income increased by 17 percent on a comparable basis over 2001 and totaled $1.63 billion for the full year. I would like to thank all of our employees for their hard work, both in maintaining our high standard of customer service and in managing the challenges that come with growth. Some of the highlights:

- Total revenue increased by 15 percent on double-digit growth in nearly all of our affiliate markets despite the challenges of a difficult year in financial services.
- Our capital ratio improved six percent to 10.93 percent, representing an additional $836 million in shareholder equity and one of the best capitalized balance sheets in the industry.
- Return on average assets was 2.18 percent and return on average equity was 19.9 percent on an expanded capital base, continuing our long history of high returns and once again ranking among the best in the industry.
- Our efficiency ratio improved to 44.9 percent in 2002 from 46.6 percent on a comparable basis in 2001.
- The 2002 dividend of $.98 per share was an 18 percent increase over last year's dividend and an increase of 40 percent over the 2000 annual dividend.
- In 2002, five affiliates contributed earnings in excess of $100 million, with an additional six affiliates earning more than $50 million for the full year.

The year was highlighted by deposit and customer growth stronger than at any other time in our history and an across-the-board return to traditional Fifth Third performance metrics less than a year after the largest acquisition Fifth Third has ever undertaken. Our four primary businesses – Retail and Commercial Banking, Investment Advisors and Electronic Payment Processing – continued to provide strong results in 2002 with non-interest income up 18 percent for the full year. Electronic Payment Processing once again led the growth with an annual increase in revenues of 47 percent over last year, or 27 percent excluding the incremental revenue addition from the 2001 purchase acquisition of Universal Companies (USB), on the addition of several significant new merchant and electronic funds transfer (EFT) customer relationships. Successful sales of Retail and Commercial deposit accounts fueled an annual increase in deposit service revenues of 17 percent over last year and provided an important base for the sale of additional products and services within these business lines. Investment Advisors revenues increased 10 percent on the year despite a difficult equity market on the strength of double-digit growth in private banking and retail brokerage. The credit quality of our loan portfolio remained stable at levels among the best in the industry, an area where some competitors experienced a great deal of difficulty this year. We continue to maintain our commitment to a strong, flexible balance sheet as evidenced by the full year 2002 capital ratio of 10.93 percent compared to 10.28 percent in 2001. Overall, we were extremely pleased with the quality growth and performance in each of our markets in 2002.

Over the years, as we have grown from our base here in Cincinnati by expanding into adjacent markets, we have emphasized accountability at every level of our organization as the key to our success. We strive to identify, recognize and reward top performers in every area of the bank while working to upgrade those areas that are underachieving. We continue to invest significantly in people and technologies to grow and maintain a high-quality banking franchise in metropolitan markets. Our primary challenge, as in every business, lies in continuing to find new ways to capitalize on the talent and entrepreneurial spirit of our employees. I've long believed that the competitive challenges in banking vary street corner by street corner. To meet these challenges we continue to rely on experienced local managers empowered with the authority to make the best decisions for our customers, communities and shareholders. Banking is ultimately a relationship business and we believe that our approach keeps motivated decision makers closer to the customer. We remain committed to operating your company in this manner, and I invite you to read more about this approach in the pages that follow.

As many of you may be aware, Fifth Third recognized an $82 million pretax charge in the third quarter of 2002 related to settlement activity in the bank's investment portfolio. We are continuing to work hard on the reconstruction and review of activity surrounding the investment portfolio in the hopes of realizing a recovery. We also continue to work closely with the Federal Reserve Bank of Cleveland, our primary federal regulator, and the respective state agencies that govern our six bank charters whose reviews have encompassed, among other items, an evaluation of


Total Equity
billions of dollars
$5.4
$5.6
$6.7
$7.6
$8.5
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Fifth Third's processes and internal controls. We have provided a more detailed discussion of these events on page 49. We have learned a great deal from these events and are committed to making the infrastructure, governance and oversight improvements that will continue to ensure both the scalability and strength of your company. While a focused operating model and hard work are important ingredients to our past and future success, we realize that effective risk management is equally important in sustaining our growth story. Ultimately, I feel that maintaining Fifth Third's track record results from ensuring that the financial flexibility, integrity and diligence for which Fifth Third is known is effectively applied to this and any other challenges that may lie ahead.

I am pleased to announce that Fifth Third adopted a number of corporate governance initiatives including the creation of a compliance committee, a nominating and corporate governance committee and a management disclosure committee. New corporate governance guidelines, new charters for existing committees, and an employee code of ethics and conduct were also adopted during the year. All of these initiatives will help to ensure that your Board of Directors continues to be well informed and effective.

I would also like to take this opportunity to thank William G. Kagler, James D. Kiggen, David E. Reese, and Dennis J. Sullivan, Jr., all of whom retired from our Board in 2002. Their guidance and leadership were outstanding, and we will miss their insight greatly.

I would like to thank our customers, employees, board members and the communities in which we operate for their contributions to another successful year and their continued confidence and support. The focus in all of our markets in 2003 will be on continuing to add new customers, increasing market share, and expanding relationships with existing customers. We will also continue to work hard and apply that same level of focus on refining risk management processes, building infrastructure and strengthening internal controls in order to ensure that your company is even stronger tomorrow. It is with a great deal of pride that we announce another year of record earnings and look forward to meeting the opportunities and challenges that 2003 and continued growth will provide.

Sincerely,

George A. Schaefer, Jr.
President & Chief Executive Officer

January 2003

PERFORMANCE PROFILES



Fifth Third (Northeastern Ohio) Investment Consultant Donna Panton Buchanan has partnered with leading Cleveland area businesses and banking center licensed personnel for investment management services. In 2002, she sold over $6.5 million in annuities, mutual funds and other investments.



Bruce Rosenblatt, a Regional Sales Manager for Fifth Third (Eastern Michigan), was part of the team responsible for over $750 million in residential mortgage originations last year. The Eastern Michigan affiliate more than doubled the number of accounts per customer in 2002 through hard work and the help of new sales tracking software applications.



Fifth Third (Chicago) Regional Sales Manager Jayne Diedrich's team helped the Chicago affiliate attract more than $530 million in new checking account balances during the "100-days of DDA's" sales campaign. The affiliate exceeded the campaign goal by 315%.

Affiliate Banking Model

Fifth Third's affiliate management model is comprised of 17 separate bank operating units based in metropolitan markets. No matter how large we become, we absolutely believe that the key to sustaining growth is executing better than anyone else in each of our local markets. Our focus every day is keeping the company small and pushing earnings growth accountability and decision-making further down into the organization. Each of our affiliate presidents is accountable for delivering earnings growth and increasing market share in their individual markets. Compensation is linked to performance at every level of the organization as we strive to identify and reward top performers. We concentrate on four businesses in each of our markets: Retail and Commercial Banking, Investment Advisors and Electronic Payment Processing. All lines of business report to the local presidents, not to the home office. This approach ensures that sales efforts across our lines of business are aligned and focused on each market's unique opportunities and competitive challenges.

Culture of Performance Measurement

Sales campaigns are regularly conducted at every level of the organization and results are published and distributed throughout the company, with the winners stack ranked and clearly identified. In addition, Fifth Third maintains, processes and distributes over 2500 individual profit and loss statements every month. These statements represent the actions of every affiliate, business line, cost center, relationship officer, and banking center at Fifth Third. We believe that intense competition generates new and better ideas with most of the best ideas at Fifth Third flowing towards headquarters not from it. When combined with a common goal of growing and improving the value of the company, those ideas are shared and applied across neighborhoods, affiliates and regions.

Employee Ownership

We want each and every employee to think and act like an owner of the company every single day - always having in mind the importance of every customer relationship and striving to build a strong reputation for Fifth Third in the communities where we operate. We believe that management and employee ownership is the single best method of aligning interests with shareholders. In addition to variable compensation tied to performance, Fifth Third utilizes a broad-based incentive stock option plan that included over 4,000 entrepreneurs in 2002 – officers entrusted with managing customer relationships everyday. In fact, employees at Fifth Third are eligible to participate in the company's profit sharing plan and each employee has the opportunity to purchase Fifth Third stock at a discount. Fifth Third is extremely proud to maintain among the highest management and employee ownership in our peer group.

Financial Strength and Conservative Underwriting

Fifth Third strives to maintain a

strong, flexible balance sheet as one of the keys to consistent growth in all economic cycles. The flexibility to respond to changing economic conditions afforded by strong capital levels and a belief in operating leverage has long been a hallmark of Fifth Third. We also continue to emphasize growth in the number and depth of relationships rather than the size of credits in the commercial loan portfolio. Fifth Third's long history of low exposure limits, avoidance of sub-prime lending businesses and centralized credit risk management position us well to continue to ensure that Fifth Third delivers earnings growth in any economic climate.

Metropolitan Markets with Upside Potential

2002 was a meaningful year to Fifth Third in terms of customer growth and gaining competitive scale in all of our metropolitan markets. Despite a very successful period in our history, Fifth Third has a great deal of work to do and a huge opportunity for sustained growth in the future. In the eight markets in our footprint boasting populations in excess of one million people, Fifth Third currently has less than seven percent deposit market share on a combined basis. Our largest metropolitan markets, Chicago, Detroit and Cleveland, represent over 45 percent of the total population in metropolitan statistical areas within Fifth Third's footprint and terrific opportunities with less than four percent share of the total deposits in these markets. □


Elgin
Waukegan
Chicago

▶ With 8.4 million residents and over $200 billion of deposits in the market, Chicago and its suburbs represent an important growth opportunity for Fifth Third.

FIFTH THIRD AFFILIATE LEADERSHIP		
Location	President	Years at Fifth Third
Cincinnati	George Schaefer, Jr.	31
Western Michigan	Kevin Kabat	2
Chicago	Bradlee Stamper	17
Southern Indiana	John Daniel	3
Western Ohio	Daniel Sadlier	13
Eastern Michigan	Patrick Fehring, Jr.	22
Central Ohio	Timothy O'Dell	22
Northwestern Ohio	Bruce Lee	2
Central Indiana	Maurice Spagnoletti	2
Northeastern Ohio	Robert King, Jr.	27
Northern Michigan	John Pelizzari	2
Louisville	James Gaunt	34
Northern Kentucky	Timothy Rawe	25
Lexington	Samuel Barnes	8
Ohio Valley	Raymond Webb	2
Florida	Colleen Kvetko	14
Tennessee	Todd Clossin	2


Fifth Third Bank

▲ Our Eastern Michigan headquarters in Southfield serves as an excellent hub for downtown and suburban Detroit.

Deposit Focused Sales Culture

Fifth Third has long viewed the checking account as the core relationship product and profit driver in banking. New checking account customers and the corresponding growth in deposit balances provide a stable and increasing core-funding base and represent a critical platform from which to cross-sell additional products and services. We work extremely hard to retain relationships and generate new ones by providing convenient and competitively priced products and services to meet all of our customer's financial needs.

2002 was a record year for Fifth Third in terms of deposit growth with almost $8 billion in transaction deposits added throughout the year, an increase of 25 percent over the prior year. Our affiliate banks continue to win market share from our competitors on the strength of a culture of out-hustling the competition. Total numbers of customers, account openings and balances increased in all of our affiliate markets in 2002 and represent important opportunities as we strive to deepen these new relationships in the coming years. Amazingly, 12 of our 16 established affiliates delivered average transaction deposit growth of 30 percent or more in 2002 with the four remaining affiliates all in excess of 18 percent growth over the prior year.


Fifth Third Bank
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△ Fifth Third checking accounts offer competitive rates and convenient access . . . and for a limited time, a free soccer chair. Open any checking account — from Totally Free with no monthly service charge to Platinum℠ with premium tiered interest rates to the Capital Management Account, a consolidated way to manage checking and brokerage assets — and the free gift is yours!

Banking Centers

Fifth Third's 930 Banking Centers, including 132 Bank Mart® locations, are the primary point of contact for the majority of our 5.5 million customers. Through these outlets, Fifth Third strives to provide unparalleled convenience and customer service to the individual and small business customers within our geographic footprint.

Fifth Third views Banking Centers as an integral part of our business, and empowers those closest to the customer, local Banking Center managers, to become a visible presence in the community and make the lending and account decisions that affect not only the customer but also the bottom line of the Banking Center. We strive to create a culture of ownership and reward each of our managers for making the right decisions for the customer and the company.

Our Banking Center employees produced excellent results in 2002. Interest checking balances increased 33 percent over last year and aggressive selling efforts produced a record number of new deposit accounts. The related deposit service revenue from these efforts increased eight percent over last year and continues to demonstrate solid, sustainable growth. Retail loan and checking account campaigns help identify and reward the best performing managers and produced remarkable overall results in all of our markets in 2002.

Consumer Loan Generation

Fifth Third directed significant sales and marketing focus on the generation of consumer loans in 2002 and our sales force responded to the call with record results. Fourteen affiliates delivered double-digit growth in direct installment loans during the year with the sum total of all of our markets increasing by 20 percent over 2001. Monthly originations per Banking Center reached a new high in 2002 of $542,000, an increase of 40 percent over last year's $386,000. Full year direct loan originations totaled $6.7 billion compared to $4.6 billion in 2001.

Mortgage banking also produced a strong year in 2002 with $221.4 million in revenue and $11.5 billion in originations on a managed basis, increases of 8 percent and 35 percent on a comparable basis over 2001, respectively. Fifth Third views mortgage banking as an integral part of its business because of the ability to both deepen and attract new customer relationships. Mortgage activity in 2002 was characterized by 40-year record low interest rates and correspondingly robust housing and refinance markets. The resulting volatility in valuations on the mortgage servicing portfolio provided a significant risk management challenge throughout the year. Fifth Third Mortgage is pleased to have met these challenges while still managing to welcome over 77,000 checking account customers in 2002, an 89 percent cross-selling success rate. Home equity referrals from mortgage personnel during the year resulted in over 39,000 new loans for the Banking Centers, a record 45 percent of mortgage originations.



△ *Debra Sands, a Banking Center Manager in Cleveland, OH, with customer Darrell Boff. He chose Fifth Third for its flexibility and convenience.* Mr. Bock recently opened a Capital Management Account. His monthly statement now enables him to conveniently review his entire financial profile: savings, checking, investment accounts, loans and on-line bill payment transactions in one complete package.



Fifth Third's mortgage options are flexible . . .
. . . they have helped me put many first-time homebuyers into a home of their own."

Meet Vernon Wyche. A local realtor for 11 years, Vernon prides himself on helping first-time homebuyers find just what they need—and then figuring out the financing so they can afford it. Vernon's motto? "Hard Work Never Goes Out of Style." At Fifth Third, we believe in hard work, too.

From speedy pre-approvals to attention to details to seamless closings, Vernon Wyche knows he can count on Fifth Third. You can too. You'll like the way we help you close deals.



Fifth Third Bank
Working Hard To Be The Only Bank You'll Ever Need®

Member FDIC Equal Housing Lender

Record low interest rates, hard work and advertisements like this one all contributed to a great year for Fifth Third Mortgage in 2002. Fifth Third views mortgage banking as a great way to introduce new customers to all of our products and services.

A Powerful Commercial Partnership

Fifth Third's Banking Center Managers, with the assistance of the Small Business Development Group, also serve as relationship managers to over 166,000 small businesses with more than $3.3 billion in deposit balances within the bank's footprint, an increase of 24 percent over 2001 levels.

Fifth Third brings the best mix of services and management tools for small businesses available anywhere. Whether a company needs help with working capital, payroll or payment processing, automated clearing, lockbox services, investments, or any level of foreign exchange, Fifth Third will individually tailor an integrated solution that helps that customer focus more time and energy toward servicing its customers and growing its business. Our managers and small business officers, partnered with cash management, investment and electronic payment processing personnel, remain committed to helping customers operate more efficiently. They demonstrate this commitment every day by getting out from behind their desks and observing first hand the inner-workings of our customers' businesses.

Investments - New Focus, Products and Capabilities

Banking Center revenues from investment advisory services increased by 42 percent in 2002. Over 1,800 Banking Center employees are licensed and participating in the sale of mutual funds, annuity products and Capital Management Accounts, Fifth Third's integrated banking and investment solution. This number has increased from just 76 three years ago.

Fifth Third's Retail Brokerage and Private Banking operations now encompass over 175 full-time licensed securities representatives assigned and deployed throughout the Banking Center network, an 18 percent increase over 2001 levels. In 2002, a difficult year in the markets, our sales force concentrated on working more closely with the Banking Centers in leveraging the Retail network. As a result, 13 affiliates responded with double-digit growth in brokerage revenues, new mutual fund sales increased by 13 percent and annuity sales revenues increased by over $28 million from the prior year. Additionally, over 14,000 Capital Management Accounts were sold in 2002, representing $1.4 billion in investment balances and an important growth opportunity for the future. □


Fifth Third Bank
24 Hour Banking
The Columbus Dispatch
FACT:

△ Tiffiney Meade, center, Banking Center Manager, greets Wen and Wendy Yu at a Fifth Third Bank Mart in a Kroger supermarket in Columbus, Ohio, where the Wu family owns and operates the Mandarin Inn restaurant. They chose Fifth Third because of its friendly service, seven day a week access and broad array of banking products, which gave them a single source for their business as well as their personal investment needs.

Fifth Third's 1,600 commercial relationship officers and support staff offer companies within our geographic footprint a business partner of unparalleled capital strength and stability, sound expertise and experience and comprehensive financial solutions. But, above all else, Fifth Third brings an uncompromising commitment to service.

Customized Delivery

Fifth Third's Commercial Relationship Officers are respected for their commitment to develop personal, one-on-one relationships with our customers. We strive to offer creative and insightful perspectives that come from our almost 150 years of commercial banking experience. We offer a single source for all of our customers' corporate banking needs – from traditional lending to real estate and leasing opportunities, to treasury management and international finance, investment management and corporate finance. Fifth Third offers individually tailored solutions and innovative technologies for companies of all sizes, with the goal of improving the day-to-day efficiencies of our customers' operations.

Our operating structure ensures that all aspects of customer relationships are maintained locally – local Presidents responsible for the bank's operation and local officers with the authority and incentives to make the right decisions for our customers and the Bank. Relationship management decisions are made by the people that are the most familiar with our customers' business and the communities in which they operate. Fifth Third's Commercial Team has the experience to advise our customers, the



▷ Rebecca Smith, Fifth Third (Eastern Michigan), meets with David Murphy, Assistant Treasurer of Detroit Edison. Mr. Murphy's company chose Fifth Third because of its commitment to personalized service and flexibility to meet some of DTE's specialized needs, particularly its expanding international business.

▷ Sandy Watson, right, Commercial Relationship Manager for our Western Michigan affiliate bank, joins Lew Chamberlin at the Fifth Third Ballpark in Grand Rapids. Lew and his partners brought professional baseball back to the Western Michigan area in 1994. Since that time, the West Michigan Whitecaps have earned a reputation as one of the best run organizations in minor league baseball, and the Western Michigan community continues to enthusiastically support the team and Fifth Third Bank.


Fifth Third
BALLPARK
SEIKO
PEPSI
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financial resources to support their growth, and the willingness, infrastructure and ability to provide customized financial solutions.

Investment Management

Fifth Third is a full-service money management firm with $29 billion in assets under management and $187 billion in assets under care featuring a broad array of equity products and four distinct investment styles: Quality Growth, Disciplined Value, Broadly Diversified, and Fixed Income. Fifth Third's Institutional Officers offer retirement plan services, investment management, municipal and public finance solutions, institutional custody services, and foundation and endowment management. Our investment professionals are committed to helping institutional clients successfully manage investment funds by taking the time to learn their needs and carefully creating an individualized plan tailored to their risk, reward and liquidity objectives. Fifth Third delivers a full spectrum of investment strategies for plans of varying scope and complexity from individually managed equity and fixed-income portfolios to our nationally recognized Fifth Third mutual fund family for both long- and short-term investment horizons.

Despite a difficult year in the markets in 2002, our Investment Advisors team as a whole added significantly to its customer and product base and delivered a 10 percent increase in revenues while adding over 200 sales professionals to our staff.

Fifth Third Processing Solutions

Fifth Third Processing Solutions, our electronic payment processing subsidiary, authorizes, initiates, captures and settles electronic payment transactions as part of an integrated cash management solution for financial institutions and merchants all over the world. As a leading electronic processor, Fifth Third helps our commercial customers eliminate paper and reduce cycle time and expense while providing instant on-line access to information through a platform integrated with traditional banking services. In 2002, Fifth Third processed more than 8.2 bil-


AutoCAFS II
Darley

△ Fifth Third (Chicago) customer, W.S. Darley & Co. has been an industry-leading manufacturer of fire trucks and allied equipment for a worldwide customer base since 1908. Pictured left to right are Paul Darley, President and Chief Operating Officer; Robert Eversole, Fifth Third (Chicago); and William Darley, Chairman of the Board. Fifth Third recently provided credit to finance this customer's plant expansion and also worked with business partners to finance the manufacture and sale of 43 fire trucks overseas. The W.S. Darley company, members of the Darley family and several key employees utilize a broad array of Fifth Third products and services, including private banking, various credit facilities, treasury management services, investment management and electronic payment processing.

lion electronic transactions, an increase of 24 percent over 2001 and almost four times the number processed just five years ago. Fifth Third Processing Solutions operates two primary businesses – Merchant Services and Electronic Funds Transfer (EFT) Services.

Our Merchant Services group provides more than 180,000 retail locations worldwide with debit, credit and stored-value payment processing. In 2002, transaction volumes and revenues increased by 33 and 81 percent, respectively. Excluding the impact of USB, 2002 merchant revenues increased 35 percent.

Our EFT Services group provides automated teller machine processing, debit card management, and debit network access for over 1,300 financial institutions and in 24 countries worldwide. In 2002, EFT revenues increased by 22 percent over 2001 and transaction volumes increased by 21 percent.

Strong revenue growth was evident in improved distribution through the affiliate markets in 2002. Affiliate electronic payment processing revenues increased by 56 percent in 2002, as Fifth Third continues to win new customers and expand merchant relationships as part of a complete cash management solution.

2002 – A Year of Growth and Accelerating Momentum

Growth in the absolute number of commercial accounts and sales successes in treasury management fueled a 20 percent increase in Commercial demand deposits and a 34 percent increase in related deposit service revenues in 2002. Successful cross-selling efforts resulted in a 13 percent increase in foreign exchange services and an overall 26 percent increase in total international revenues. Institutional fixed income trading and sales also demonstrated meaningful growth and advanced by 23 percent in 2002. Commercial loan and lease fees increased by 55 percent in 2002 with the addition of new customers driving a 10 percent increase in commercial loans and leases despite a relatively soft year for capital expenditures. Ten affiliates delivered double-digit increases in commercial loan and lease balances during 2002 and the outlook for 2003 remains bright as our officers continue to win new customers and increase market share. Fifth Third maintains the commitment to a diverse and granular commercial loan portfolio with industry concentrations and exposure limits closely monitored. At year-end, 95 percent of commercial loan and lease obligations and 67 percent of outstanding balances were less than $5 million. □



◁ Built in 1820 as the Baum-Longworth-Taft House, Cincinnati's Taft Museum of Art is undergoing a $19 million metamorphosis. A 20,000-square foot addition, new lighting and better climate-control and parking for this historical treasure will help preserve paintings, artwork and days of old. The museum, which looks to Fifth Third for its endowment management, sought Fifth Third's expertise in financing the project.

▽ Kohl's Department Stores, Inc. chose Fifth Third Processing Solutions to handle its credit and debit card processing. Fifth Third's capacity can readily accommodate the increasing volumes from Kohls' 420-store network. Kohl's will also utilize Fifth Third Direct℠, our internet-based back office management system.


KOHL'S

Opportunity for the Future

FIFTH THIRD has experienced a period of dramatic growth over the last several years but we have never been more excited about the opportunities that lie ahead. As Fifth Third continues to grow, we are absolutely committed to maintaining a decentralized structure characterized by local management and accountability to results. Five years ago, our largest banking affiliate had $2.6 billion in assets. Today nine of our affiliates would exceed that level with the largest just over $8 billion in assets. It's important to note that Fifth Third has less than a seven percent deposit market share on a combined basis in both the core five state Midwestern footprint and in metropolitan markets with populations in excess of one million. We have a great opportunity to increase market share in all of our markets by continuing to attract new customers and expanding relationships by cross-selling additional products and services and providing outstanding customer service. We expect that our passionate and motivated sales people, innovative and competitively priced products, and the ability to operate as 17 separate growth units will allow us to continue to deliver the growth that our shareholders have come to expect from us.


Fifth Third Bank

△ Fifth Third (Eastern Michigan) employee-volunteers help construct a "Habitat for Humanity" single-family dwelling in Detroit's Tri-Centennial Village. The new home is one of three funded by a $180,000 grant from the Fifth Third Foundation. The house is designed with a two-story plan to fit the narrow lots in Detroit's older neighborhoods. Upon completion, it and the two others will be sold at cost to qualified low-income families and financed by interest-free mortgages.

Building Strong Communities

If you build a stronger community, you build a stronger bank.

Despite a challenging economic environment, Fifth Third fulfilled its three-year, $9 billion community development commitment last year. Fifth Third's "B.L.I.TZ.", or Building, Lending, Investments and Technology Zones, was launched in 1999, and Fifth Third provided $12.1 billion in loans, investments and free Internet service for low- and moderate-income residents.

Fifth Third Foundation

Equally strong is the Bank's commitment to philanthropy. In 1948, Fifth Third became one of the first institutions to establish a permanently endowed foundation. Today, the Fifth Third Foundation Office helps direct the Bank's charitable giving as well as that of the other foundations for which we are privileged to serve as Trustee. Fifth Third works hard to be an involved, participatory corporate citizen by funding arts and culture, community development, education and social service initiatives. As a result, Fifth Third helped build stronger neighborhoods in 2002 by making $20.5 million available in grants.

Community Affairs

Fifth Third's Community Affairs Office is committed to community development. The group identifies opportunities for the Bank to participate in residential mortgage, small business lending and real estate projects in under-served communities within our markets. This group works hard to champion financial literacy and youth mentoring.

Community Development Corporation

Affordable housing is key to maintaining a strong and vital region. The Fifth Third Community Development Corporation invests in low income housing, historic tax credit and economic development projects that support community revitalization — and ultimately, better, safer places to live and work. Since its inception, the Fifth Third CDC has invested over $200 million in more than 150 projects including both direct equity and indirect equity participation.

Financial Literacy

We conduct a variety of outreach programs in area community centers and schools, like the one featured below in Cleveland, and worked with over 10,000 students to teach money management skills. Nearly 6,000 Midwest residents gained the credit and ownership savvy they needed from our mortgage and community affairs personnel through home-buying seminars, technical assistance conferences and one-on-one counseling.



United Way Giving
millions of dollars
$3.7
$4.6
$5.5
$6.5
$7.4
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Fifth Third's corporate and employee contributions to United Way have doubled in the past five years.

Diversity

As our marketplace continues to grow, Fifth Third is committed to communicating with all of its constituents. In 2002, we spent millions of dollars on bi-lingual initiatives, including second language training for our customer service representatives, bi-lingual options for our automated telephone customer service, brochures, advertisements and TV campaigns. Nearly 2,000 employees attended diversity awareness training to better understand, celebrate and leverage the uniqueness of peers, clients and managers. With 930 full-service locations in eight states and 24-hour access at 1,875 Jeanie® ATMs, www.53.com and toll-free dialing at 1-800-972-3030, we remain committed to providing banking and investment products and services wherever and whenever needed. Because at Fifth Third, we are "working hard to be the only bank you'll ever need.®" □



Fifth Third Bank
Fifth Third Bank

◁ Carmelo Delgado, Jr., Banking Center Manager, teaches children the fundamentals of personal finance at the Walton Elementary school in Cleveland. Fifth Third sponsors these in-school programs as a way to help children become responsible adults and thereby develop a more secure future.

Financial Presentation

Consolidated Statements of Income

For the Years Ended December 31 ($ in millions, except per share data)	**2002**	2001	2000
Interest Income			
Interest and Fees on Loans and Leases	**$2,810**	3,420	3,590
Interest on Securities			
Taxable	**1,257**	1,213	1,271
Exempt from Income Taxes	**56**	66	73
Total Interest on Securities	**1,313**	1,279	1,344
Interest on Other Short-Term Investments	**6**	10	13
Total Interest Income	**4,129**	4,709	4,947
Interest Expense			
Interest on Deposits			
Interest Checking	**296**	311	316
Savings	**158**	174	194
Money Market	**27**	38	37
Other Time	**357**	745	760
Certificates–$100,000 and Over	**55**	187	260
Foreign Office	**35**	97	251
Total Interest on Deposits	**928**	1,552	1,818
Interest on Federal Funds Borrowed	**53**	153	300
Interest on Short-Term Bank Notes	**—**	—	69
Interest on Other Short-Term Borrowings	**67**	204	202
Interest on Long-Term Debt	**381**	367	303
Total Interest Expense	**1,429**	2,276	2,692
Net Interest Income	**2,700**	2,433	2,255
Provision for Credit Losses	**246**	236	138
Net Interest Income After Provision for Credit Losses	**2,454**	2,197	2,117
Other Operating Income			
Electronic Payment Processing Income	**512**	347	252
Service Charges on Deposits	**431**	367	298
Mortgage Banking Net Revenue	**188**	63	256
Investment Advisory Income	**336**	307	281
Other Service Charges and Fees	**580**	542	389
Securities Gains, Net	**114**	28	6
Securities Gains, Net – Non-Qualifying Hedges on Mortgage Servicing	**33**	143	—
Total Other Operating Income	**2,194**	1,797	1,482
Operating Expenses			
Salaries, Wages and Incentives	**905**	845	783
Employee Benefits	**202**	148	145
Equipment Expenses	**79**	91	100
Net Occupancy Expenses	**142**	146	138
Other Operating Expenses	**888**	762	666
Merger-Related Charges	**—**	349	87
Total Operating Expenses	**2,216**	2,341	1,919
Income Before Income Taxes, Minority Interest and Cumulative Effect	**2,432**	1,653	1,680
Applicable Income Taxes	**759**	550	539
Income Before Minority Interest and Cumulative Effect	**1,673**	1,103	1,141
Minority Interest, Net of Tax	**38**	2	—
Income Before Cumulative Effect	**1,635**	1,101	1,141
Cumulative Effect of Change in Accounting Principle, Net of Tax	**—**	7	—
Net Income	**1,635**	1,094	1,141
Dividends on Preferred Stock	**1**	1	1
Net Income Available to Common Shareholders	**$1,634**	1,093	1,140
Earnings Per Share	**$ 2.82**	1.90	2.02
Earnings Per Diluted Share	**$ 2.76**	1.86	1.98

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

December 31 ($ in millions, except share data)	2002	2001
Assets		
Cash and Due from Banks	$ 1,891	2,031
Securities Available-for-Sale (amortized cost 2002–$24,790 and 2001–$20,479)	25,464	20,507
Securities Held-to-Maturity (fair value 2002–$52 and 2001–$16)	52	16
Other Short-Term Investments	312	225
Loans Held for Sale	3,358	2,180
Loans and Leases		
Commercial Loans	12,743	10,839
Construction Loans	3,327	3,356
Commercial Mortgage Loans	5,885	6,085
Commercial Lease Financing	3,986	3,151
Residential Mortgage Loans	3,495	4,505
Consumer Loans	15,116	12,565
Consumer Lease Financing	2,638	1,958
Unearned Income	(1,262)	(911)
Reserve for Credit Losses	(683)	(624)
Total Loans and Leases	45,245	40,924
Bank Premises and Equipment	891	833
Accrued Income Receivable	569	618
Goodwill	702	682
Intangible Assets	236	267
Mortgage Servicing Rights	263	426
Other Assets	1,911	2,317
Total Assets	$80,894	71,026
Liabilities		
Deposits		
Demand	$10,095	9,243
Interest Checking	17,878	13,474
Savings	10,056	7,065
Money Market	1,044	1,352
Other Time	8,180	11,301
Certificates–$100,000 and Over	1,181	2,197
Foreign Office	3,774	1,222
Total Deposits	52,208	45,854
Federal Funds Borrowed	4,748	2,544
Short-Term Bank Notes	—	34
Other Short-Term Borrowings	4,075	4,875
Accrued Taxes, Interest and Expenses	2,308	1,963
Other Liabilities	440	666
Long-Term Debt	8,179	7,030
Total Liabilities	71,958	62,966
Minority Interest	461	421
Shareholders' Equity		
Common Stock *(a)*	1,295	1,294
Preferred Stock *(b)*	9	9
Capital Surplus	1,442	1,495
Retained Earnings	5,904	4,837
Accumulated Nonowner Changes in Equity	369	8
Treasury Stock	(544)	(4)
Total Shareholders' Equity	8,475	7,639
Total Liabilities and Shareholders' Equity	$80,894	71,026

(a) Stated value $2.22 per share; authorized 1,300,000,000; outstanding at ***2002 — 574,355,247*** *(excludes 9,071,857 treasury shares) and 2001 — 582,674,580 (excludes 80,000 treasury shares).*

(b) 490,750 shares of no par value preferred stock are authorized of which none had been issued; 7,250 shares of 8.0% cumulative Series D convertible (at $23.5399 per share) perpetual preferred stock with a stated value of $1,000 were authorized, issued and outstanding; 2,000 shares of 8.0% cumulative Series E perpetual preferred stock with a stated value of $1,000 were authorized, issued and outstanding.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity

($ in millions, except per share data)	Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Accumulated Nonowner Changes in Equity	Treasury Stock	Other	Total
Balance at December 31, 1999	$1,255	9	897	3,708	(302)	—	(4)	5,563
Net Income and Nonowner Changes in Equity, Net of Tax:								
Net Income				1,141				1,141
Change in Unrealized Gains (Losses) on Securities Available-for-Sale, Net					330			330
Net Income and Nonowner Changes in Equity								1,471
Cash Dividends Declared								
Fifth Third Bancorp:								
Common Stock at $.70 per share				(325)				(325)
Pooled Companies Prior to Acquisition:								
Common Stock				(118)				(118)
Preferred Stock				(1)				(1)
Shares Acquired for Treasury or Retired	(3)		(58)			(181)		(242)
Stock Options Exercised, Including Treasury Shares Issued	8		106					114
Corporate Tax Benefit Related to Exercise of Non-Qualified Stock Options			15					15
Stock Issued in Acquisitions and Other	3		180	(180)		180	2	185
Balance at December 31, 2000	1,263	9	1,140	4,225	28	(1)	(2)	6,662
Net Income and Nonowner Changes in Equity, Net of Tax:								
Net Income				1,094				1,094
Change in Unrealized Gains (Losses) on Securities Available-for-Sale, Net					(10)			(10)
Change in Unrealized Losses on Qualifying Cash Flow Hedges					(10)			(10)
Net Income and Nonowner Changes in Equity								1,074
Cash Dividends Declared								
Fifth Third Bancorp:								
Common Stock at $.83 per share				(460)				(460)
Preferred Stock				(1)				(1)
Pooled Companies Prior to Acquisition:								
Common Stock				(51)				(51)
Conversion of Subordinated Debentures to Common Stock	10		158					168
Shares Acquired for Treasury						(15)		(15)
Stock Options Exercised, Including Treasury Shares Issued	9		99			11		119
Corporate Tax Benefit Related to Exercise of Non-Qualified Stock Options			22					22
Stock Issued in Acquisitions and Other	12		76	30		1	2	121
Balance at December 31, 2001	1,294	9	1,495	4,837	8	(4)	—	7,639
Net Income and Nonowner Changes in Equity, Net of Tax:								
Net Income				1,635				1,635
Change in Unrealized Gains on Securities Available-for-Sale, Net					420			420
Change in Unrealized Losses on Qualifying Cash Flow Hedges					(7)			(7)
Change in Minimum Pension Liability					(52)			(52)
Net Income and Nonowner Changes in Equity								1,996
Cash Dividends Declared								
Common Stock at $.98 per share				(567)				(567)
Preferred Stock				(1)				(1)
Shares Acquired for Treasury						(720)		(720)
Stock Options Exercised, Including Treasury Shares Issued	1		(77)			180		104
Corporate Tax Benefit Related to Exercise of Non-Qualified Stock Options			26					26
Other			(2)					(2)
Balance at December 31, 2002	$1,295	9	1,442	5,904	369	(544)	—	8,475

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31 ($ in millions)	2002	2001	2000
Operating Activities			
Net Income	$1,635	1,094	1,141
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Provision for Credit Losses	246	236	138
Minority Interest in Net Income	38	2	—
Cumulative Effect of Change in Accounting Principle, Net of Tax	—	7	—
Depreciation, Amortization and Accretion	338	236	180
Provision for Deferred Income Taxes	279	254	308
Realized Securities Gains	(125)	(43)	(7)
Realized Securities Gains – Non-Qualifying Hedges on Mortgage Servicing	(86)	(151)	—
Realized Securities Losses	11	15	1
Realized Securities Losses – Non-Qualifying Hedges on Mortgage Servicing	53	8	—
Proceeds from Sales of Residential Mortgage Loans Held for Sale	9,924	8,957	12,411
Net Gains on Sales of Loans	(269)	(197)	(161)
Net Gains on Divestitures	(34)	(43)	—
Increase in Residential Mortgage Loans Held for Sale	(9,892)	(9,281)	(12,850)
Decrease (Increase) in Accrued Income Receivable	49	(43)	(91)
Decrease (Increase) in Other Assets	453	(398)	(519)
(Decrease) Increase in Accrued Taxes, Interest and Expenses	(107)	27	130
(Decrease) Increase in Other Liabilities	(286)	223	106
Net Cash Provided by Operating Activities	2,227	903	787
Investing Activities			
Proceeds from Sales of Securities Available-for-Sale	20,605	10,177	7,042
Proceeds from Calls, Paydowns and Maturities of Securities Available-for-Sale	7,481	14,295	2,299
Purchases of Securities Available-for-Sale	(32,278)	(23,771)	(10,786)
Proceeds from Calls, Paydowns and Maturities of Securities Held-to-Maturity	5	17	112
Purchases of Securities Held-to-Maturity	(35)	—	(12)
(Increase) Decrease in Other Short-Term Investments	(87)	7	160
Increase in Loans and Leases	(5,608)	(84)	(3,767)
Purchases of Bank Premises and Equipment	(174)	(139)	(132)
Proceeds from Disposal of Bank Premises and Equipment	14	15	22
Net Cash Received (Paid) in Acquisitions/Divestitures	55	(125)	155
Net Cash (Used in) Provided by Investing Activities	(10,022)	392	(4,907)
Financing Activities			
Increase in Core Deposits	4,916	3,855	504
Increase (Decrease) in CDs — $100,000 and Over, including Foreign Office	1,536	(6,815)	4,948
Increase (Decrease) in Federal Funds Borrowed	2,204	314	(925)
(Decrease) Increase in Short-Term Bank Notes	(34)	34	(2,729)
(Decrease) Increase in Other Short-Term Borrowings	(304)	661	(1,219)
Proceeds from Issuance of Long-Term Debt	1,143	6,466	5,951
Proceeds from Issuance of Preferred Stock of Subsidiary	—	425	—
Repayment of Long-Term Debt	(635)	(5,555)	(2,015)
Payment of Cash Dividends	(553)	(461)	(436)
Exercise of Stock Options	104	141	129
Proceeds from Sale of Common Stock	—	—	16
Purchases of Treasury Stock	(720)	(15)	(242)
Other	(2)	(21)	(47)
Net Cash Provided by (Used in) Financing Activities	7,655	(971)	3,935
(Decrease) Increase in Cash and Due from Banks	(140)	324	(185)
Cash and Due from Banks at Beginning of Year	2,031	1,707	1,892
Cash and Due from Banks at End of Year	$1,891	2,031	1,707

Note: The Bancorp paid Federal income taxes of $456 million, $139 million and $160 million in 2002, 2001 and 2000, respectively.
The Bancorp paid interest of $1,497 million, $2,334 million and $2,642 million in 2002, 2001 and 2000, respectively.
The Bancorp had noncash investing activities consisting of the securitization and transfer to securities of $1.4 billion and $1.6 billion of residential mortgage loans in 2001 and 2000, respectively.
The Bancorp had noncash financing activities consisting of the conversion of trust preferred securities to common stock of $172 million in 2001.
See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting and Reporting Policies

Nature of Operations

Fifth Third Bancorp (Bancorp), an Ohio corporation, conducts its principal activities through its banking and non-banking subsidiaries from 930 offices located throughout Ohio, Indiana, Kentucky, Michigan, Illinois, Florida, West Virginia and Tennessee. Principal activities include commercial and retail banking, investment advisory services and electronic payment processing.

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Bancorp and its majority-owned subsidiaries. Unconsolidated investments in which there is greater than 20% ownership are accounted for by the equity method; those in which there is less than 20% ownership are generally carried at cost. All material intercompany transactions and balances have been eliminated. Certain prior period data has been reclassified to conform to current period presentation.

Financial data for all periods prior to 2001 have been restated to reflect the 2001 merger with Old Kent Financial Corporation (Old Kent). This merger was tax-free and was accounted for as a pooling of interests. Certain reclassifications were made to Old Kent's financial statements to conform presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities

Securities are classified as held-to-maturity, available-for-sale or trading on the date of purchase. Only those securities classified as held-to-maturity, and which management has the intent and ability to hold to maturity, are reported at amortized cost. Available-for-sale and trading securities are reported at fair value with unrealized gains and losses, net of related deferred income taxes, included in accumulated nonowner changes in equity and income, respectively. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Realized securities gains or losses are reported within Other Operating Income in the Consolidated Statements of Income. The cost of securities sold is based on the specific identification method. Available-for-sale and held-to-maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security's performance, the credit worthiness of the issuer and the Bancorp's ability to hold the security to maturity. A decline in value that is considered to be other-than-temporary is recorded as a loss within Other Operating Income in the Consolidated Statements of Income.

Loans and Leases

Interest income on loans is based on the principal balance outstanding, with the exception of interest on discount basis loans, computed using a method which approximates the effective interest rate. The accrual of interest income for commercial, construction and mortgage loans is discontinued when there is a clear indication the borrower's cash flow may not be sufficient to meet payments as they become due. Such loans are also placed on nonaccrual status when the principal or interest is past due ninety days or more, unless the loan is well secured and in the process of collection. Consumer loans and revolving lines of credit for equity lines that have principal and interest payments that have become past due one hundred and twenty days and credit cards that have principal and interest payments that have become past due one hundred and eighty days are charged off to the allowance for credit losses. When a loan is placed on nonaccrual status, all previously accrued and unpaid interest receivable is charged against income and the loan is accounted for on the cash method thereafter, until qualifying for return to accrual status. Generally, a loan is returned to accrual status when all delinquent interest and principal payments become current in accordance with the terms of the loan agreement or when the loan is both well secured and in the process of collection and collectibility is no longer doubtful.

Loan and lease origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized over the estimated life of the related loans or commitments as a yield adjustment.

Interest income on direct financing leases is recognized to achieve a constant periodic rate of return on the outstanding investment. Interest income on leveraged leases is recognized to achieve a constant rate of return on the outstanding investment in the lease, net of the related deferred income tax liability, in the years in which the net investment is positive.

Residential mortgage loans held for sale are valued at the lower of aggregate cost or fair value. Loans held for sale that qualify for fair value hedge accounting are carried at fair value. Fair value is based on the contract price at which the mortgage loans will be sold. The Bancorp generally has commitments to sell residential mortgage loans held for sale in the secondary market. Gains or losses on sales are recognized in Mortgage Banking Net Revenue upon delivery.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral. The Bancorp evaluates the collectibility of both principal and interest when assessing the need for a loss accrual.

Reserve for Credit Losses

The Bancorp maintains a reserve to absorb probable loan and lease losses inherent in the portfolio. The reserve for credit losses is maintained at a level the Bancorp considers to be adequate to absorb probable loan and lease losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans and leases. Credit losses are charged and recoveries are credited to the reserve. Provisions for credit losses are based on the Bancorp's review of the historical credit loss experience and such factors which, in management's judgment, deserve consideration under existing economic conditions in estimating probable credit losses.

The reserve is based on ongoing quarterly assessments of the probable estimated losses inherent in the loan and lease portfolio. In determining the appropriate level of reserves, the Bancorp estimates losses using a range derived from "base" and "conservative" estimates. The Bancorp's methodology for assessing the appropriate reserve level consists of several key elements, as discussed below. The Bancorp's strategy for credit risk management includes stringent, centralized credit policies, and uniform underwriting criteria for all loans as well as an overall $25 million credit limit for each customer, with limited

Notes to Consolidated Financial Statements

exceptions. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Bancorp.

Included in the review of individual loans are those that are impaired as provided in Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan." Any reserves for impaired loans are measured based on the present value of expected future cash flows discounted at the loans' effective interest rate or fair value of the underlying collateral. The Bancorp evaluates the collectibility of both principal and interest when assessing the need for loss accrual.

Historical loss rates are applied to other commercial loans not subject to specific reserve allocations. The loss rates are derived from a migration analysis, which computes the net charge-off experience sustained on loans according to their internal risk grade. These grades encompass ten categories that define a borrower's ability to repay their loan obligations. The risk rating system is intended to identify and measure the credit quality of all commercial lending relationships.

Homogenous loans, such as consumer installment, residential mortgage loans and automobile leases are not individually risk graded. Rather, standard credit scoring systems are used to assess credit risk. Reserves are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, credit score migration comparisons, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Bancorp's internal credit examiners.

An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Reserves on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

The Bancorp's primary market areas for lending are Ohio, Kentucky, Indiana, Florida, Michigan, Illinois, West Virginia and Tennessee. When evaluating the adequacy of reserves, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions has on the Bancorp's customers.

The Bancorp has not substantively changed any aspect of its overall approach in the determination of the allowance for loan losses. There have been no material changes in assumptions or estimation techniques as compared to prior years that impacted the determination of the current year allowance.

Loan Sales and Securitizations

When the Bancorp sells loans through either securitizations or individual loan sales in accordance with its investment policies, it may retain one or more subordinated tranches, servicing rights, interest-only strips, credit recourse and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized or sold loans. Gain or loss on sale or securitization of the loans depends in part on the previous carrying amount of the financial assets sold or securitized, allocated between the assets sold and the retained interests based on their relative fair value at the date of sale or securitization. To obtain fair values, quoted market prices are used if available. If quotes are not available for retained interests, the Bancorp calculates fair value based on the present value of future expected cash flows using both management's best estimates and third party data sources for the key assumptions — credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved.

Servicing rights resulting from loan sales are amortized in proportion to, and over the period of, estimated net servicing revenues and are reported as a component of Mortgage Banking Net Revenue in the Consolidated Statements of Income. Servicing rights are assessed for impairment periodically, based on fair value, with temporary impairment recognized through a valuation allowance and permanent impairment recognized through a write-off of the servicing asset and related valuation reserve. Key economic assumptions used in measuring any potential impairment of the servicing rights include the prepayment speed of the underlying mortgage loans, the weighted-average life of the loan and the discount rate. The primary risk of material changes to the value of the mortgage servicing rights resides in the potential volatility in the economic assumptions used, particularly the prepayment speed. The Bancorp monitors this risk and adjusts its valuation allowance as necessary to adequately reserve for any probable impairment in the portfolio. For purposes of measuring impairment, the rights are stratified based on interest rate and original maturity. Fees received for servicing mortgage loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in operating income as loan payments are received. Costs of servicing loans are charged to expense as incurred.

Bank Premises and Equipment

Bank premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated useful lives of the assets for book purposes, while accelerated depreciation is used for income tax purposes. Amortization of leasehold improvements is computed using the straight-line method over the lives of the related leases or useful lives of the related assets, whichever is shorter. Maintenance, repairs and minor improvements are charged to operating expenses as incurred.

Derivative Financial Instruments

The Bancorp accounts for its derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The standard requires recognition of all derivatives as either assets or liabilities in the balance sheet and requires measurement of those instruments at fair value through adjustments to either accumulated nonowner changes in equity or current earnings or both, as appropriate. On the date the Bancorp enters into a derivative contract,

Notes to Consolidated Financial Statements

the Bancorp designates the derivative instrument as either a fair value hedge, cash flow hedge or as a free-standing derivative instrument. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability or of an unrecognized firm commitment attributable to the hedged risk are recorded in current period net income. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated nonowner changes in equity within shareholders' equity and subsequently reclassified to net income in the same period(s) that the hedged transaction impacts net income. For free-standing derivative instruments, changes in the fair values are reported in current period net income.

Prior to entering a hedge transaction, the Bancorp formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions along with a formal assessment at both inception of the hedge and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair values or cash flows of the hedged item. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued and the adjustment to fair value of the derivative instrument is recorded in net income.

The Bancorp maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The Bancorp's interest rate risk management strategy involves modifying the repricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect the net interest margin and cash flows. Derivative instruments that the Bancorp may use as part of its interest rate risk management strategy include interest rate and principal only ("PO") swaps, interest rate floors, forward contracts and both futures contracts and options on futures contracts. Interest rate swap contracts are exchanges of interest payments, such as fixed-rate payments for floating-rate payments, based on a common notional amount and maturity date. Forward contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield. PO swaps are total return swaps based on changes in value of an underlying PO trust. Futures contracts represent the obligation to buy or sell a predetermined amount of debt subject to the contract's specific delivery requirements at a predetermined date and a predetermined price. Options on futures contracts represent the right but not the obligation to buy or sell. The Bancorp also enters into foreign exchange contracts, interest rate swaps, floors and caps for the benefit of customers. Generally, the Bancorp hedges the exposure of these free-standing derivatives, entered into for the benefit of customers, by entering into offsetting third-party forward contracts with approved reputable counterparties with matching terms and currencies that are generally settled daily. Credit risks arise from the possible inability of counterparties to meet the terms of their contracts and from any resultant exposure to movement in foreign currency exchange rates, limiting the Bancorp's exposure to the replacement value of the contracts rather than the notional principal of contract amounts. The Bancorp minimizes the credit risk through credit approvals, limits and monitoring procedures. Free-standing derivatives also include derivative transactions entered into for risk management purposes that do not otherwise qualify for hedge accounting. The Bancorp will hedge its interest rate exposure on customer transactions by executing offsetting swap agreements with primary dealers.

Upon adoption of SFAS No. 133 on January 1, 2001, the Bancorp recorded a cumulative effect of change in accounting principle of approximately $7 million, net of tax.

Fair Value Hedges

The Bancorp enters into interest rate swaps to convert its non-prepayable, fixed-rate long-term debt to floating-rate debt. The Bancorp's practice is to convert fixed-rate debt to floating-rate debt. Decisions to convert fixed-rate debt to floating are made primarily by consideration of the asset/liability mix of the Bancorp, the desired asset/liability sensitivity and by interest rate levels. For the year ended December 31, 2002, certain interest rate swaps met the criteria required to qualify for shortcut method accounting. Based on this shortcut method accounting treatment, no ineffectiveness is assumed and fair value changes in the interest rate swaps are recorded as changes in the value of both the swap and the long-term debt. If any of the interest rate swaps do not qualify for the shortcut method of accounting, the ineffectiveness due to differences in the changes in the fair value of the interest rate swap and the long-term debt are reported within interest expense in the Consolidated Statements of Income. For the year ended December 31, 2002, changes in the fair value of any interest rate swaps attributed to hedge ineffectiveness were insignificant to the Bancorp's Consolidated Statement of Income. During 2002, the Bancorp terminated an interest rate swap designated as a fair value hedge and in accordance with SFAS No. 133, the fair value of the swap at the date of termination was recognized as a premium on the previously hedged long-term debt and will be amortized over the remaining life of the long-term debt as an adjustment to yield. The Bancorp had approximately $146.2 million and $13.6 million of fair value hedges included in Other Assets in the December 31, 2002 and 2001 Consolidated Balance Sheets, respectively.

The Bancorp also enters into forward contracts to hedge the forecasted sale of its mortgage loans. For the year ended December 31, 2002, the Bancorp met certain criteria to qualify for matched terms accounting on the hedged loans for sale. Based on this treatment, fair value changes in the forward contracts are recorded as changes in the value of both the forward contract and Loans Held for Sale in the Consolidated Balance Sheets. The Bancorp had approximately $25.2 million and $9.8 million of fair value hedges included in Loans Held for Sale in the December 31, 2002 and 2001 Consolidated Balance Sheets, respectively.

As of December 31, 2002, there were no instances of designated hedges no longer qualifying as fair value hedges.

Cash Flow Hedges

The Bancorp enters into interest rate swaps to convert floating-rate liabilities to fixed rates and to hedge certain forecasted transactions. The liabilities are typically grouped and share the same risk exposure for which they are being hedged. As of December 31, 2002 and 2001, $16.9 million and $10.1 million, respectively, in deferred losses, net of tax, related to existing hedges were recorded in accumulated nonowner changes in equity. Gains and losses on derivative contracts that are reclassified from accumulated nonowner changes in equity to current period earnings are included in the line item in which the hedged item's effect in earnings is recorded. As of December 31, 2002, the $16.9 million in deferred losses on derivative

Notes to Consolidated Financial Statements

instruments included in accumulated nonowner changes in equity are expected to be reclassified into earnings during the next twelve months. All components of each derivative instrument's gain or loss are included in the assessment of hedge effectiveness.

The maximum term over which the Bancorp is hedging its exposure to the variability of future cash flows for all forecasted transactions, excluding those forecasted transactions related to the payments of variable interest in existing financial instruments, is three years for hedges converting floating-rate loans to fixed. The Bancorp has approximately $26.0 million and $15.6 million in deferred losses related to existing cash flow hedges on floating-rate liabilities included in Other Short-Term Borrowings in the December 31, 2002 and 2001 Consolidated Balance Sheets, respectively.

For the year ended December 31, 2002, there were no cash flow hedges that were discontinued related to forecasted transactions deemed not probable of occurring.

Free-Standing Derivative Instruments

The Bancorp enters into various derivative contracts that primarily focus on providing derivative products to commercial customers. These derivative contracts are not linked to specific assets and liabilities on the balance sheet or to forecasted transactions and, therefore, do not qualify for hedge accounting. Generally, the Bancorp enters into offsetting third-party contracts with an approved reputable counterparty with matching terms. Interest rate lock commitments issued on residential mortgage loans intended to be held for resale are considered free-standing derivative instruments. The interest rate exposure on these commitments is economically hedged primarily with forward contracts. The Bancorp also enters into a combination of free-standing derivative instruments (PO swaps, swaptions, floors, forward contracts and interest rate swaps) to hedge changes in fair value of its fixed rate mortgage servicing rights portfolio. In addition, the Bancorp enters into foreign exchange derivative contracts for the benefit of customers involved in international trade to hedge their exposure to foreign currency fluctuations. Generally, the Bancorp enters into offsetting third-party forward contracts with approved reputable counterparties with matching terms and currencies that are generally settled daily. The commitments and free-standing derivative instruments related to mortgage servicing rights and interest rate locks are marked to market and recorded as a component of Mortgage Banking Net Revenue and the foreign exchange derivative contracts are marked to market and recorded as a component of foreign exchange income included within Other Service Charges and Fees in the Consolidated Statements of Income. For the years ended December 31, 2002 and 2001, the Bancorp recorded net gains of $25.0 million and $23.1 million, respectively, on foreign exchange derivative contracts for customers, a net loss of $1.9 million and a net gain of $2.4 million, respectively, on forward contracts and purchased options related to interest rate lock commitments and net gains of $100.1 million and $17.2 million, respectively, related to free-standing derivative instruments related to the mortgage servicing rights portfolio. The Bancorp has $56.0 million of free-standing derivatives related to commercial customer contracts included in Other Assets and Other Liabilities, respectively, in the December 31, 2002 Consolidated Balance Sheets. The Bancorp has approximately $9.6 million and $3.7 million, respectively, of free-standing foreign exchange derivatives related to customer transactions included in Accrued Income Receivable, a net $.2 million and $2.1 million, respectively, of forward contracts and purchased options related to interest rate lock commitments included in Other Assets and $36.5 million and $18.3 million, respectively, of free-standing derivative instruments related to the mortgage servicing rights portfolio included in Other Assets in the December 31, 2002 and 2001 Consolidated Balance Sheets.

Earnings Per Share

In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Earnings per diluted share are computed by dividing adjusted net income available to common shareholders by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Dilutive common stock equivalents represent the assumed conversion of convertible subordinated debentures, convertible preferred stock and the exercise of stock options.

Other

Securities and other property held by Fifth Third Investment Advisors, a division of the Bancorp's banking subsidiaries, in a fiduciary or agency capacity are not included in the Consolidated Balance Sheets because such items are not assets of the subsidiaries. Investment advisory income in the Consolidated Statements of Income is recognized on the accrual basis. Investment advisory service revenues are recognized monthly based on a fee charged per transaction processed and a fee charged on the market value of ending account balances associated with individual contracts.

The Bancorp recognizes revenue from its electronic payment processing services as such services are performed, recording revenues net of certain costs (primarily interchange fees charged by credit card associations) not controlled by the Bancorp.

Treasury stock is carried at cost.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement discontinued the practice of amortizing goodwill and indefinite lived intangible assets and initiated an annual review for impairment. Impairment is to be examined more frequently if certain indicators are encountered. The Bancorp has completed the initial and the annual goodwill impairment test required by this standard and has determined that no impairment exists. Intangible assets with a determinable useful life will continue to be amortized over that period. The Bancorp adopted the amortization provisions of SFAS No. 142 effective January 1, 2002. The effect of the elimination of goodwill amortization increased net income by approximately $34 million in 2002. See Note 6 for certain pro forma financial disclosures related to SFAS No.142.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," and is effective for financial statements issued for fiscal years beginning after June 15, 2002. Adoption of this standard is not expected to have a material effect on the Bancorp's Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement eliminates the allocation of goodwill to long-lived assets to be tested

Notes to Consolidated Financial Statements

for impairment and details both a probability-weighted and "primary-asset" approach to estimate cash flows in testing for impairment of a long-lived asset. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of the Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement also amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements." SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of this standard did not have a material effect on the Bancorp's Consolidated Financial Statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and amends SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 was effective for transactions occurring after May 15, 2002. Adoption of SFAS No. 145 did not have a material effect on the Bancorp.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to being recognized at the date an entity commits to an exit plan under EITF Issue No. 94-3. This statement also establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of this standard is not expected to have a material effect on the Bancorp's Consolidated Financial Statements.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation No. 9, "Applying APB Opinions No. 16 and 17 when a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method," and requires that those transactions be accounted for in accordance with SFAS No. 141 and SFAS No. 142. In addition, this statement amends SFAS No. 144 to include in its scope long-term customer relationship intangible assets of financial institutions such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. This statement was effective October 1, 2002. Adoption of SFAS No. 147 did not have a material effect on the Bancorp's Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure—an Amendment of FASB Statement No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. This statement is effective for financial statements for fiscal years ending after December 15, 2002. As permitted by SFAS No. 148, the Bancorp will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock-Based Compensation," for all employee stock option grants and has elected to disclose pro forma net income and earnings per share amounts as if the fair-value based method had been applied in measuring compensation costs. In addition, the Bancorp is awaiting further guidance and clarity that may result from current FASB and International Accounting Standards Board (IASB) stock compensation projects and will continue to evaluate any developments concerning mandated, as opposed to optional, fair-value based expense recognition.

The Bancorp's as reported and pro forma information for the years ended December 31:

($ in millions, except per share data)	2002	2001	2000
As reported net income available to common shareholders	**$1,634.0**	1,093.0	1,140.4
Less: stock-based compensation expense determined under fair value method, net of tax	**113.5**	98.8	86.1
Pro forma net income	**$1,520.5**	994.2	1,054.3
As reported earnings per share	**$ 2.82**	1.90	2.02
Pro forma earnings per share	**$ 2.62**	1.73	1.86
As reported earnings per diluted share	**$ 2.76**	1.86	1.98
Pro forma earnings per diluted share.	**$ 2.57**	1.68	1.82

Compensation expense in the pro forma disclosures is not indicative of future amounts, as options vest over several years and additional grants are generally made each year.

The weighted average fair value of options granted was $26.14, $18.79 and $14.81 in 2002, 2001 and 2000, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2002, 2001 and 2000: expected option lives of nine years for all three years; expected dividend yield of 1.4% for 2002, 1.8% for 2001 and 1.0% for 2000; expected volatility of 28%, 28% and 27% and risk-free interest rates of 5.0%, 5.1% and 5.2%, respectively.

In November 2002, the FASB issued Interpretation No. 45, (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,"

Notes to Consolidated Financial Statements

which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Interpretation expands on the accounting guidance of SFAS No. 5, "Accounting for Contingencies," SFAS No. 57, "Related Party Disclosures," and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." It also incorporates without change the provisions of FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is superseded. The initial recognition and measurement provisions of this Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for periods ending after December 15, 2002. Significant guarantees that have been entered into by the Bancorp are disclosed in Note 15. Adoption of the requirements of FIN 45 is not expected to have a material effect on the Bancorp's Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." This Interpretation clarifies the application of ARB No. 51, "Consolidated Financial Statements," for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. This Interpretation requires variable interest entities to be consolidated by the primary beneficiary which represents the enterprise that will absorb the majority of the variable interest entities' expected losses if they occur, receive a majority of the variable interest entities' residual returns if they occur, or both. Qualifying Special Purpose Entities (QSPE) are exempt from the consolidation requirements of FIN 46. This Interpretation is effective immediately for variable interest entities created after January 31, 2003 and for variable interest entities in which an enterprise obtains an interest after that date. This Interpretation is effective in the first fiscal year or interim period beginning after June 15, 2003 for variable interest entities in which an enterprise holds a variable interest that was acquired before February 1, 2003, with earlier adoption permitted. The Bancorp will adopt the provisions of FIN 46 no later than July 1, 2003.

Upon adoption of the provisions of FIN 46 in 2003, the Bancorp will be required to consolidate a certain special purpose entity (SPE) to which it will be deemed to be the primary beneficiary. Through December 31, 2002, the Bancorp has provided full credit recourse to an unrelated and unconsolidated asset-backed SPE in conjunction with the sale and subsequent lease-back of leased autos. The unrelated and unconsolidated asset-backed SPE was formed for the sole purpose of participating in the sale and subsequent lease-back transactions with the Bancorp. Based on this credit recourse, the Bancorp will be deemed to maintain the majority of the variable interests in this entity and will therefore be required to consolidate. As of December 31, 2002, the total outstanding balance of leased autos sold was $1.4 billion, net of unearned income. Additionally, upon the adoption of FIN 46, a series of interest rate swaps entered into to hedge certain forecasted transactions with the SPE will no longer qualify as cash flow hedges under SFAS No. 133. As of December 31, 2002, the cumulative effect of a change in accounting principle would have been a loss of approximately $16.9 million, net of tax.

2. Securities

Securities available-for-sale as of December 31:

($ in millions)	**2002** Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Government and agencies obligations	**$2,611.4**	**82.3**	**(.4)**	**2,693.3**
Obligations of states and political subdivisions	**1,032.5**	**57.4**	**(.2)**	**1,089.7**
Agency mortgage-backed securities	**19,328.2**	**520.8**	**(15.6)**	**19,833.4**
Other bonds, notes and debentures	**1,084.2**	**20.9**	**(3.6)**	**1,101.5**
Other securities	**734.0**	**26.2**	**(14.0)**	**746.2**
Total securities	**$24,790.3**	**707.6**	**(33.8)**	**25,464.1**

($ in millions)	2001 Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Government and agencies obligations	$ 1,330.6	16.9	(49.9)	1,297.6
Obligations of states and political subdivisions	1,197.8	29.0	(8.4)	1,218.4
Agency mortgage-backed securities	15,286.7	153.3	(132.3)	15,307.7
Other bonds, notes and debentures	1,872.1	29.7	(5.6)	1,896.2
Other securities	791.8	1.1	(6.2)	786.7
Total securities	$20,479.0	230.0	(202.4)	20,506.6

Securities held-to-maturity as of December 31:

($ in millions)	**2002** Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Obligations of states and political subdivisions	**$51.8**	—	—	**51.8**
Total securities	**$51.8**	—	—	**51.8**

($ in millions)	2001 Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Obligations of states and political subdivisions	$16.4	—	—	16.4
Total securities	$16.4	—	—	16.4

The amortized cost and approximate fair value of securities at December 31, 2002, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties.

Notes to Consolidated Financial Statements

	Available-for-Sale		Held-to-Maturity	
($ in millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Debt securities:				
Under 1 year	$ 82.3	83.5	$7.2	7.2
1-5 years	1,963.5	2,033.8	1.5	1.5
6-10 years	1,610.8	1,682.8	23.0	23.0
Over 10 years	20,399.7	20,917.8	20.1	20.1
Other securities	734.0	746.2	—	—
Total securities	$24,790.3	25,464.1	$51.8	51.8

At December 31, 2002 and 2001, securities with a fair value of $13.8 billion and $11.0 billion, respectively, were pledged to secure short-term borrowings, public deposits, trust funds and for other purposes as required or permitted by law. Of the amount pledged by the Bancorp at December 31, 2002, $2.1 billion represents encumbered securities for which the secured party has the right to repledge.

3. Reserve For Credit Losses

Transactions in the reserve for credit losses for the years ended December 31:

($ in millions)	2002	2001	2000
Balance at January 1	$624.1	609.3	572.9
Losses charged off	(272.5)	(308.6)	(175.8)
Recoveries of losses previously charged off	85.7	81.5	67.1
Net charge-offs	(186.8)	(227.1)	(108.7)
Provision charged to operations	246.6	200.6	125.7
Merger-related provision charged to operations	—	35.4	12.0
Reserve of acquired institutions and other	(.7)	5.9	7.4
Balance at December 31	$683.2	624.1	609.3

Impaired loan information, under SFAS No. 114, at December 31:

($ in millions)	2002	2001
Impaired loans with a valuation reserve	$180.3	128.3
Impaired loans with no valuation reserve	40.0	30.6
Total impaired loans	$220.3	158.9
Valuation reserve on impaired loans	$ 56.1	27.2

Average impaired loans, net of valuation reserves, were $163.0 million in 2002, $141.6 million in 2001 and $140.0 million in 2000. Cash basis interest income recognized on those loans during each of the years was immaterial.

4. Lease Financing

A summary of the gross investment in lease financing at December 31:

($ in millions)	2002	2001
Direct financing leases	$5,005.2	4,000.2
Leveraged leases	1,618.6	1,109.1
Total lease financing	$6,623.8	5,109.3

The components of the investment in lease financing at December 31:

($ in millions)	2002	2001
Rentals receivable, net of principal and interest on nonrecourse debt	$4,520.3	3,332.9
Estimated residual value of leased assets	2,103.5	1,776.4
Gross investment in lease financing	6,623.8	5,109.3
Unearned income	(1,261.8)	(879.9)
Total net investment in lease financing	$5,362.0	4,229.4

At December 31, 2002, the minimum future lease payments receivable for each of the years 2003 through 2007 were $1,218.6 million, $1,066.3 million, $1,008.1 million, $864.2 million and $585.3 million, respectively.

5. Bank Premises and Equipment

A summary of bank premises and equipment at December 31:

($ in millions)	Estimated Useful Life	2002	2001
Land and improvements		$216.3	214.7
Buildings	18 to 50 yrs.	784.1	705.8
Equipment	3 to 20 yrs.	642.4	608.0
Leasehold improvements	6 to 25 yrs.	113.5	113.3
Accumulated depreciation and amortization		(865.4)	(809.1)
Total bank premises and equipment		$890.9	832.7

Depreciation and amortization expense related to bank premises and equipment was $96.8 million in 2002, $99.4 million in 2001 and $103.2 million in 2000.

Occupancy expense has been reduced by rental income from leased premises of $14.3 million in 2002, $16.0 million in 2001 and $14.6 million in 2000.

The Bancorp's subsidiaries have entered into a number of noncancelable lease agreements with respect to bank premises and equipment. A summary of the minimum annual rental commitments under noncancelable lease agreements for land and buildings at December 31, 2002, exclusive of income taxes and other charges payable by the lessee:

($ in millions)	Land and Buildings
2003	$ 40.2
2004	31.9
2005	25.8
2006	21.6
2007	19.2
2008 and subsequent years	88.6
Total	$227.3

Rental expense for cancelable and noncancelable leases was $48.3 million for 2002, $56.5 million for 2001 and $55.6 million for 2000.

Through December 31, 2001, the Bancorp has sold, subject to credit recourse and with servicing retained, a total of approximately $2.4 billion in leased autos to an unrelated asset-backed special purpose entity that have subsequently been leased back to the Bancorp. There were no such sales during 2002. As of December 31, 2002, the outstanding balance of these leases was $1.4 billion, net of unearned income, and pursuant to this sale-leaseback, the Bancorp has future operating lease payments (and corresponding scheduled

Notes to Consolidated Financial Statements

annual lease receipts from the underlying lessee) as follows: $569.2 million in 2003, $529.2 million in 2004, $300.2 million in 2005, $118.7 million in 2006 and $4.4 million in 2007. No significant gain or loss was recognized on these sales.

6. Intangible Assets and Goodwill

Intangible assets consist of core deposits, acquired merchant processing and credit card portfolios and mortgage servicing rights. Intangibles, excluding mortgage servicing right assets, are amortized on a straight-line basis over their estimated useful lives, generally over a period of up to 25 years. The Bancorp reviews intangible assets for possible impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable.

Upon adoption of the amortization provisions of SFAS No. 142 on January 1, 2002, the Bancorp discontinued the practice of amortizing goodwill which decreased operating expenses and increased Net Income Available to Common Shareholders as compared to 2001 and 2000.

The following tables illustrate financial results on a pro forma basis as if SFAS No. 142 was effective beginning January 1, 2000.

Results of Operations for the year ended December 31:

($ in millions, except per share)	2002	2001	2000
Income Before Minority Interest and Cumulative Effect	**$1,672.4**	1,137.0	1,165.7
Net Income Available to Common Shareholders	**$1,634.0**	1,127.0	1,165.0
Earnings Per Diluted Share	**$ 2.76**	1.92	2.02

The following table presents a reconciliation between originally reported Net Income Available to Common Shareholders for the year ended December 31, 2001 and 2000 and Net Income Available to Common Shareholders restated for the effects of SFAS No. 142:

($ in millions)	2001	2000
Net Income Available to Common Shareholders (as originally reported)	$1,093.0	1,140.4
Effect of Goodwill Amortization Expense, Net	34.0	24.6
Net Income Available to Common Shareholders	$1,127.0	1,165.0

Detail of amortizable Intangible Assets as of December 31, 2002:

($ in millions)	Gross Carrying Amount	Accumulated Amortization *(a)*	Net Carrying Amount
Mortgage Servicing Rights	**$ 800.0**	**536.5**	**263.5**
Core Deposits	**341.1**	**156.5**	**184.6**
Merchant Processing and Credit Card Portfolios	**66.0**	**14.5**	**51.5**
Total	**$1,207.1**	**707.5**	**499.6**

(a) Accumulated amortization for Mortgage Servicing Rights includes a $277.8 million valuation allowance at December 31, 2002.

As of December 31, 2002, all of the Bancorp's intangible assets were being amortized. Amortization expense of $190.8 million, $131.4 million and $82.9 million respectively, was recognized on intangible assets (including mortgage servicing rights) for the years ended December 31, 2002, 2001 and 2000, respectively.

Estimated amortization expense, including mortgage servicing rights, for fiscal years 2003 through 2007 is as follows:

For the Years Ended December 31 ($ in millions)	
2003	$147.0
2004	113.0
2005	78.0
2006	52.7
2007	30.0

7. Mortgage Servicing Rights

Changes in capitalized mortgage servicing rights for the years ended December 31:

($ in millions)	2002	2001
Balance at January 1	**$426.3**	428.9
Amount capitalized	**139.7**	309.6
Amortization	**(156.6)**	(111.8)
Sales	**(5.7)**	(1.2)
Change in valuation reserve	**(140.2)**	(199.2)
Balance at December 31	**$263.5**	426.3

Changes in the mortgage servicing rights valuation reserve for the years ended December 31:

($ in millions)	2002	2001	2000
Balance at January 1	**$(208.6)**	(9.4)	—
Servicing valuation provision	**(140.2)**	(199.2)	(9.4)
Permanent impairment write-off	**71.0**	—	—
Balance at December 31	**$(277.8)**	(208.6)	(9.4)

During 2001, the Bancorp began a non-qualifying hedging strategy to manage a portion of the risk associated with impairment losses on the mortgage servicing rights portfolio. This strategy includes the purchase of various securities (primarily FHLMC and FNMA agency bonds, U.S. treasury bonds and PO strips) which combined with the purchase of free-standing derivatives (PO swaps, swaptions and interest rate swaps) are expected to economically hedge a portion of the change in value of the mortgage servicing rights portfolio caused by fluctuating discount rates, earnings rates and prepayment speeds. As temporary impairment was recognized on the mortgage servicing rights portfolio in 2002 and 2001 due to falling interest rates and earnings rates and corresponding increases in prepayment speeds, the Bancorp sold certain of these securities resulting in net realized gains of $33.5 million and $142.9 million in 2002 and 2001, respectively, that were captured as a component of Other Operating Income in the Consolidated Statements of Income. In addition, the Bancorp recognized $100.1 million and $17.2 million in 2002 and 2001, respectively, related to changes in fair value and settlement of free-standing derivatives purchased to economically hedge the mortgage servicing rights portfolio. As of December 31, 2002 and 2001, the Bancorp's available-for-sale security portfolio included $147.2 million and $1.0 billion, respectively, of securities related to the non-qualifying hedging strategy and Other Assets included free-standing derivative instruments with a fair value of $36.5 million and $18.3 million, respectively, on outstanding notional amounts totaling $1.8 billion and $1.7 billion, respectively.

The continued decline in primary and secondary mortgage rates during 2002 led to historically high refinance rates and corresponding increases in prepayment speeds. This increase in

Notes to Consolidated Financial Statements

prepayment speeds led to the recognition of $140.2 million in temporary impairment throughout 2002. In addition, in the fourth quarter of 2002 the Bancorp determined a portion of the mortgage servicing rights portfolio was permanently impaired, resulting in a write-off of $71.0 million in mortgage servicing rights against the related valuation reserve. Significant decreases in primary and secondary mortgage rates in 2001 also led to the recognition of $199.2 million in temporary impairment. Impairment charges are captured as a component of Mortgage Banking Net Revenue in the Consolidated Statements of Income.

The fair value of capitalized mortgage servicing rights was $264.0 million and $435.6 million at December 31, 2002 and 2001, respectively. The Bancorp serviced $26.5 billion and $31.6 billion of residential mortgage loans for other investors at December 31, 2002 and 2001, respectively.

8. Short-Term Borrowings

A summary of short-term borrowings and rates at December 31:

($ in millions)	2002	2001	2000
Federal funds borrowed:			
Balance	**$ 4,748.5**	2,543.8	2,177.7
Rate	**1.21%**	1.75%	6.16%
Short-term bank notes:			
Balance	**$ —**	33.9	—
Rate	**—**	3.57%	—
Securities sold under agreements to repurchase:			
Balance	**$ 3,923.5**	4,854.4	3,939.7
Rate	**1.28%**	1.76%	5.70%
Other:			
Balance	**$ 151.1**	20.6	226.6
Rate	**1.11%**	3.65%	6.70%
Total short-term borrowings:			
Balance	**$ 8,823.1**	7,452.7	6,344.0
Rate	**1.24%**	1.60%	5.89%
Average outstanding	**$ 7,190.3**	8,799.1	9,724.7
Weighted average interest rate	**1.67%**	4.06%	5.87%
Maximum month-end balance	**$10,133.9**	10,113.0	11,002.0

Short-term senior notes with maturities ranging from 30 days to one year can be issued by five subsidiary banks, none of which were outstanding as of December 31, 2002.

At December 31, 2002, the Bancorp had issued $93.2 million in commercial paper, with unused lines of credit of $6.8 million available to support commercial paper transactions and other corporate requirements.

9. Long-Term Borrowings

A summary of long-term borrowings at December 31:

($ in millions)	2002	2001
Capital Securities, 8.136%, due 2027	**$ 240.9**	214.9
Capital Securities, three month LIBOR plus .80%, due 2027	**100.0**	100.0
Subordinated notes, 6.625%, due 2005	**106.2**	100.0
Subordinated notes, 6.75%, due 2005	**263.4**	248.7
Subordinated notes, three month LIBOR plus .75%, due 2005	**—**	100.0
Subordinated notes, years 1-5: 7.75%; years 6-10: one month LIBOR plus 1.16%, due 2010	**162.5**	150.0
Federal Home Loan Bank advances	**5,685.8**	5,779.9
Securities sold under agreements to repurchase	**1,597.2**	325.0
Other	**22.7**	11.4
Total long-term borrowings	**$8,178.7**	7,029.9

In March 1997, Fifth Third Capital Trust 1 (FTCT1), a wholly-owned finance subsidiary of the Bancorp, issued 8.136% Capital Securities due in 2027. The Bancorp has fully and unconditionally guaranteed all of FTCT1's obligations under the Capital Securities. The Capital Securities qualify as total capital for regulatory capital purposes.

In connection with the merger of Old Kent in 2001, the Bancorp assumed three-month LIBOR plus .80% Capital Securities due in 2027 through Old Kent Capital Trust 1 (OKCT1), an indirect wholly owned finance subsidiary of the Bancorp. The Bancorp has fully and unconditionally guaranteed all of OKCT1's obligations under the Capital Securities. The Capital Securities qualify as Tier 1 capital for regulatory capital purposes.

The 6.625% Subordinated Notes due in 2005 are unsecured obligations of a subsidiary bank. Interest is payable semi-annually and the notes qualify as total capital for regulatory capital purposes.

The 6.75% Subordinated Notes due in 2005 are unsecured obligations of a subsidiary bank. Interest is payable semi-annually and the notes qualify as total capital for regulatory capital purposes.

The LIBOR + .75% Subordinated Notes were unsecured obligations of a subsidiary bank. The notes qualified as total capital for regulatory capital purposes at December 31, 2001 and were redeemed during 2002.

The 7.75% (years 1-5); 1 month LIBOR + 1.16% (years 6-10) Subordinated Notes due 2010 are unsecured obligations of a subsidiary bank. Interest is payable semi-annually and the notes may also be redeemed on the semi-annual interest payment date. The notes qualify as total capital for regulatory capital purposes.

At December 31, 2002, Federal Home Loan Bank advances have rates ranging from 1.0% to 8.34%, with interest payable monthly. The advances were secured by certain mortgage loans and securities totaling $9.9 billion. The advances mature as follows: $368.2 million in 2003, $244.3 million in 2004, $1,673.0 million in 2005, $239.5 million in 2006, $1,852.0 million in 2007 and $1,308.8 million in 2008 and thereafter.

At December 31, 2002, securities sold under agreements to repurchase have rates ranging from 4.81% to 7.26%, with interest payable monthly. The repurchase agreements mature as follows: $500.0 million in 2003, $25.0 million in 2004 and $1,072.2 million in 2008 and thereafter.

Medium-term senior notes and subordinated bank notes with

Notes to Consolidated Financial Statements

maturities ranging from one year to 30 years can be issued by five subsidiary banks, none of which were outstanding as of December 31, 2002 or 2001.

10. Minority Interest

During 2001, a subsidiary of the Bancorp issued $425.0 million of preferred stock through a private placement. The preferred stock qualifies as Tier 1 capital for regulatory capital purposes. The preferred stock will be exchanged for trust preferred securities in 2031. The Bancorp has the ability to exchange the preferred stock for trust preferred securities or cash prior to 2031, subject to regulatory approval, beginning five years from the date of issuance, upon a change in the Bancorp's long-term debt credit rating to BBB or below, upon the investor changing tax elections or upon a change in applicable tax law. Annual dividend returns to the preferred stock holder are reflected as minority interest expense in the Consolidated Statements of Income.

11. Income Taxes

The Bancorp and its subsidiaries file a consolidated Federal income tax return. A summary of applicable income taxes included in the Consolidated Statements of Income at December 31:

($ in millions)	2002	2001	2000
Current U.S. income taxes	**$462.8**	264.8	214.3
State and local income taxes	**23.1**	31.5	16.5
Total current tax	**485.9**	296.3	230.8
Deferred U.S. income taxes resulting from temporary differences	**273.4**	253.7	308.3
Applicable income taxes	**$759.3**	550.0	539.1

Deferred income taxes are included as a component of Accrued Taxes, Interest and Expenses in the Consolidated Balance Sheets and are comprised of the following temporary differences at December 31:

($ in millions)	2002	2001
Lease financing	**$1,595.8**	1,290.4
Reserve for credit losses	**(240.7)**	(247.2)
Bank premises and equipment	**38.9**	25.1
Net unrealized gains on securities available-for-sale and hedging instruments	**226.5**	3.9
Mortgage servicing and other	**42.1**	122.5
Total net deferred tax liability	**$1,662.6**	1,194.7

A reconciliation between the statutory U.S. income tax rate and the Bancorp's effective tax rate for the years ended December 31:

	2002	2001	2000
Statutory tax rate	**35.0%**	35.0%	35.0%
Increase (Decrease) resulting from:			
Tax-exempt income	**(2.1)**	(3.0)	(2.6)
Other–net	**(1.7)**	1.3	(.3)
Effective tax rate	**31.2%**	33.3%	32.1%

Retained earnings at December 31, 2002 includes $157.3 million in allocations of earnings for bad debt deductions of former thrift subsidiaries for which no income tax has been provided. Under current tax law, if certain of the Bancorp's subsidiaries use these bad debt reserves for purposes other than to absorb bad debt losses, they will be subject to Federal income tax at the current corporate tax rate.

12. Related Party Transactions

At December 31, 2002 and 2001, certain directors, executive officers, principal holders of Bancorp common stock and associates of such persons were indebted, including undrawn commitments to lend, to the Bancorp's banking subsidiaries in the aggregate amount, net of participations, of $485.8 million and $469.9 million, respectively. As of December 31, 2002 and 2001, the outstanding balance on loans to related parties, net of participations and undrawn commitments, was $160.2 million and $168.2 million, respectively.

Commitments to lend to related parties as of December 31, 2002, net of participations, were comprised of $321.9 million in loans and guarantees for various business and personal interests made to the Bancorp and subsidiary directors and $3.7 million to certain executive officers. This indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time of comparable transactions with unrelated parties.

None of the Bancorp's affiliates, officers, directors or employees have an interest in or receive any remuneration from any special purpose entities or qualified special purpose entities with which the Bancorp transacts business.

13. Stock Options and Employee Stock Grants

The Bancorp has historically emphasized employee stock ownership. Accordingly, the Bancorp encourages further ownership through granting stock options to approximately 24% of its employees, including approximately 4,000 officers. Share grants represented approximately 1.1%, 1.2% and 1.4% of average outstanding shares in 2002, 2001 and 2000, respectively. Based on total stock options outstanding and shares remaining for future option grants under the 1998 Stock Option Plan, the Bancorp's total overhang is approximately eight percent.

Options are eligible for issuance under the Bancorp's 1998 Stock Option Plan to key employees and directors of the Bancorp and its subsidiaries for up to 37.7 million shares of the Bancorp's common stock. Option grants are generally at fair market value at the date of grant, have up to ten year terms and vest and become fully exercisable at the end of three years of continued employment. The Bancorp applies the provisions of APB Opinion No. 25 in accounting for stock based compensation plans. Under APB Opinion No. 25, because the exercise price of the Bancorp's stock option grants equals the market price of the underlying stock on the date of the grant, no compensation cost is recognized. A summary of option transactions during the years ended December 31:

	2002		2001		2000	
	Shares (000's)	**Average Option Price**	Shares (000's)	Average Option Price	Shares (000's)	Average Option Price
Outstanding beginning of year	**36,735**	**$36.27**	33,034	$32.90	29,287	$30.40
Exercised	**(3,736)**	**30.73**	(4,010)	31.39	(3,616)	24.48
Expired	**(533)**	**53.97**	(565)	45.43	(871)	43.83
Granted	**6,564**	**67.68**	8,276	51.94	8,234	39.81
Outstanding end of year	**39,030**	**$41.85**	36,735	$36.27	33,034	$32.90
Exercisable end of year	**29,935**	**$36.96**	27,568	$32.59	25,101	$29.73

Notes to Consolidated Financial Statements

At December 31, 2002, there were 15.4 million incentive options and 23.6 million nonqualified options outstanding, and 7.5 million shares were available for granting additional options. Options outstanding represent 6.8% of the Bancorp's issued shares at December 31, 2002.

			Outstanding Stock Options			Exercisable Options	
Exercise Price per Share	Lowest Price	Highest Price	Number of Options at Year End	Weighted Average Exercise Price	Average Remaining Contractual Life (yrs)	Number of Options	Weighted Average Exercise Price
Under $11	$ 6.21	$10.88	1,621,591	$10.36	1.2	1,621,362	$10.36
$11-$25	11.06	24.90	7,678,375	18.39	3.8	7,447,560	18.39
$25-$40	25.22	39.96	6,099,533	36.15	5.7	6,077,247	36.15
$40-$55	40.17	54.92	16,506,899	47.17	7.3	12,822,682	46.98
Over $55	55.50	68.76	7,123,880	66.85	9.3	1,965,839	66.24
All Options	$ 6.21	$68.76	39,030,278	$41.85	6.3	29,934,690	$36.96

14. Commitments and Contingent Liabilities

The Bancorp, in the normal course of business, uses derivatives to manage its interest rate risk, to help manage the risk of the mortgage servicing rights portfolio and to meet the financing needs of its customers. These financial instruments primarily include commitments to extend credit, standby and commercial letters of credit, foreign exchange contracts, interest rate swap agreements, interest rate floors and caps, principal only swaps, purchased options and commitments to sell residential mortgage loans. These instruments involve, to varying degrees, elements of credit risk, counterparty risk and market risk in excess of the amounts recognized in the Consolidated Balance Sheets. As of December 31, 2002, 100% of the Bancorp's derivatives exposures were to investment grade companies. The contract or notional amounts of these instruments reflect the extent of involvement the Bancorp has in particular classes of financial instruments.

Creditworthiness for all instruments is evaluated on a case-by-case basis in accordance with the Bancorp's credit policies. Collateral, if deemed necessary, is based on management's credit evaluation of the counterparty and may include business assets of commercial borrowers, as well as personal property and real estate of individual borrowers and guarantors.

A summary of significant commitments and other financial instruments at December 31:

	Contract or Notional Amount	
($ in millions)	**2002**	2001
Commitments to extend credit	**$21,666.6**	18,168.6
Letters of credit (including standby letters of credit)	**4,015.4**	2,597.6
Foreign exchange contracts:		
Commitments to purchase	**1,387.0**	662.2
Commitments to sell	**1,377.9**	681.0
Interest rate swap agreements	**4,824.1**	3,787.0
Interest rate floors	**45.7**	48.1
Interest rate caps	**201.3**	123.4
Principal only swaps	**385.9**	18.5
Put options sold	**—**	333.2
Purchased options	**1,491.0**	1,150.4
Commitments to sell residential mortgage loans	**2,543.0**	2,158.9

Commitments to extend credit are agreements to lend, generally having fixed expiration dates or other termination clauses that may require payment of a fee. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements. The Bancorp's exposure to credit risk in the event of nonperformance by the other party is the contract amount. Fixed-rate commitments are subject to market risk resulting from fluctuations in interest rates and the Bancorp's exposure is limited to the replacement value of those commitments.

Standby and commercial letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. At December 31, 2002, approximately $491.9 million of standby letters of credit expire within one year, $990.1 million expire between one to five years and $2,516.8 million expire thereafter. At December 31, 2002, letters of credit of approximately $16.6 million were issued to commercial customers for a duration of one year or less to facilitate trade payments in domestic and foreign currency transactions. The amount of credit risk involved in issuing letters of credit in the event of nonperformance by the other party is the contract amount.

Foreign exchange forward contracts are for future delivery or purchase of foreign currency at a specified price. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from any resultant exposure to movement in foreign currency exchange rates, limiting the Bancorp's exposure to the replacement value of the contracts rather than the notional principal or contract amounts. The Bancorp generally reduces its market risk for foreign exchange contracts by entering into offsetting third-party forward contracts. The foreign exchange contracts outstanding at December 31, 2002 primarily mature in one year or less.

The Bancorp enters into forward contracts for future delivery of residential mortgage loans at a specified yield to reduce the interest rate risk associated with fixed-rate residential mortgages held for sale and commitments to fund residential mortgage loans. In addition, at December 31, 2002 the Bancorp entered into a purchased option contract with a notional amount of approximately $100 million related to interest rate lock commitments. Credit risk arises from the possible inability of the other parties to comply with the contract terms. The majority of the Bancorp's forward contracts are with U.S. government-sponsored agencies (FNMA, FHLMC).

The Bancorp manages a portion of the risk of the mortgage servicing rights portfolio with a combination of derivatives. Throughout 2002 the Bancorp entered into total rate of return swaps, interest rate swaps and purchased and sold various options on interest rate swaps. As of December 31, 2002 the Bancorp was receiving the total return on various underlying PO securities and paying a variable rate based on one-month LIBOR on interest rate swaps with notional amount of $385.9 million. The Bancorp was also receiving a fixed rate between 4.37% and 5.97% and paying a variable rate based on three-month LIBOR on interest rate swaps with notional amount of $54.0 million. In addition, the Bancorp owns various options on interest rate swaps where it may receive a fixed rate ranging from 3.40% to 4.50% and may pay three-month LIBOR on notional amounts of $1.16 billion and may pay a fixed rate of 5.0% and receive 3 month LIBOR on options with notional amounts of $225.0 million.

In 1997, the Bancorp entered into an interest rate swap agreement with a notional amount of $200.0 million in connection with the issuance of $200.0 million of long term, fixed rate capital qualifying

Notes to Consolidated Financial Statements

securities. The Bancorp receives a fixed rate of 8.136% and pays a variable rate based on three-month LIBOR plus 50 basis points. In 2002, the Bancorp entered into $1.3 billion of interest rate swaps to swap existing fixed rate debt to a floating rate. The Bancorp receives a rate equal to the rate on the designated debt issue and pays a variable rate based on one- or three-month LIBOR plus a spread.

In 2001 the Bancorp entered into various amortizing interest rate swap agreements with an original notional amount of $2.0 billion to hedge certain forecasted transactions. The notional balance as of December 31, 2002 was $1.1 billion. The Bancorp pays a fixed rate of 4.21% and receives a variable rate based on the 30 day Financial Commercial Paper rate.

As of December 31, 2002, the Bancorp had entered into various interest rate related derivative instruments (interest rate swaps, interest rate floors and interest rate caps) with commercial clients with an aggregate notional principal notional amount of $1.2 billion. The agreements generally call for the Bancorp to receive a fixed rate and pay a variable rate of interest that resets periodically. The Bancorp has hedged its interest rate exposure with commercial clients by executing offsetting swap agreements with other derivatives dealers. These transactions involve the exchange of fixed and floating interest rate payments without the exchange of the underlying principal amounts. Therefore while notional principal amounts are typically used to express the volume of these transactions it does not represent the much smaller amounts that are potentially subject to credit risk. Entering into interest rate swap agreements involves the risk of dealing with counter-parties and their ability to meet the terms of the contract. The Bancorp controls the credit risk of these transactions through adherence to a derivatives products policy, credit approval policies and monitoring procedures.

In 2000, the Bancorp sold a one time put option to bondholders for the purpose of enhancing the liquidity and marketability of a jumbo residential mortgage loan securitization. The option expired on August 20, 2002, resulting in one bond holder exercising the original face put to the Bancorp in an amount of $25.0 million.

There are claims pending against the Bancorp and its subsidiaries which have arisen in the normal course of business. Based on a review of such litigation with legal counsel, management believes any resulting liability would not have a material effect upon the Bancorp's consolidated financial position or results of operations.

15. Guarantees

The Bancorp has performance obligations upon the occurrence of certain events under financial guarantees provided in certain contractual arrangements. These various arrangements are summarized below.

At December 31, 2002, the Bancorp had issued approximately $4.0 billion of financial standby letters of credit to guarantee the performance of various customers to third parties. The maximum amount of credit risk in the event of nonperformance by these parties is equivalent to the contract amount and totals $4.0 billion. At December 31, 2002, the Bancorp maintained a credit loss reserve of approximately $16 million relating to these financial standby letters of credit. Approximately 90% of the total standby letters of credit are secured and in the event of nonperformance by the customers, the Bancorp has rights to the underlying collateral provided including commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities.

Through December 31, 2002, the Bancorp had transferred, subject to credit recourse, certain commercial loans to an unconsolidated QSPE that is wholly owned by an independent third party. The outstanding balance of such loans at December 31, 2002 was approximately $1.8 billion. These loans may be transferred back to the Bancorp upon the occurrence of an event specified in the legal documents that established the QSPE. These events include borrower default on the loans transferred, bankruptcy preferences initiated against underlying borrowers and ineligible loans transferred by the Bancorp to the QSPE. The maximum amount of credit risk in the event of nonperformance by the underlying borrowers is approximately equivalent to the total outstanding balance. The maximum amount of credit risk at December 31, 2002 was $1.7 billion. The outstanding balances are generally secured by the underlying collateral that include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities. Given the investment grade nature of the loans transferred as well as the underlying collateral security provided, the Bancorp has not maintained any loss reserve related to these loans transferred.

At December 31, 2002, the Bancorp had provided credit recourse on approximately $380 million of residential mortgage loans sold to unrelated third parties. In the event of any customer default, pursuant to the credit recourse provided, the Bancorp is required to reimburse the third party. The maximum amount of credit risk in the event of nonperformance by the underlying borrowers is equivalent to the total outstanding balance of $380 million. In the event of nonperformance, the Bancorp has rights to the underlying collateral value attached to the loan. Consistent with its overall approach in estimating credit losses for residential mortgage loans held in its loan portfolio, the Bancorp maintains an estimated credit loss reserve of approximately $1 million relating to these residential mortgage loans sold.

At December 31, 2002, the Bancorp had provided credit recourse on $1.4 billion of leased autos sold to and subsequently leased back from an unrelated asset-backed SPE. In the event of default by the underlying lessees and pursuant to the credit recourse provided, the Bancorp is required to reimburse the unrelated asset-backed SPE for all principal related credit losses and a portion of all residual credit losses. The maximum amount of credit risk in the event of nonperformance by the underlying lessees is approximately equivalent to the total outstanding balance. The maximum amount of credit risk at December 31, 2002 was $1.2 billion. In the event of nonperformance, the Bancorp has rights to the underlying collateral value of the autos. Consistent with its overall approach in estimating credit losses for auto loans and leases held in its loan and lease portfolio, the Bancorp maintains an estimated credit loss reserve of approximately $7.0 million relating to these sold auto leases.

The Bancorp has also fully and unconditionally guaranteed certain long-term borrowing obligations issued by certain of the Bancorp's wholly-owned finance subsidiaries totaling $340.9 million at December 31, 2002.

Notes to Consolidated Financial Statements

16. Other Service Charges And Fees and Other Operating Expenses

The major components of Other Service Charges and Fees and Other Operating Expenses for the years ended December 31:

($ in millions)	2002	2001	2000
Other Service Charges and Fees:			
Cardholder fees	**$ 51.3**	49.7	41.8
Consumer loan and lease fees	**69.5**	58.9	48.9
Commercial banking	**157.2**	125.1	86.0
Bank owned life insurance income	**62.1**	52.2	43.2
Insurance income	**54.9**	49.1	47.8
Gain on sale of branches	**7.1**	42.7	—
Gain on sale of property and casualty insurance product lines	**26.4**	—	—
Other	**151.2**	164.5	121.3
Total Other Service Charges and Fees	**$579.7**	542.2	389.0

($ in millions)	2002	2001	2000
Other Operating Expenses:			
Marketing and communications	**$ 96.4**	101.7	97.3
Postal and courier	**48.2**	49.7	45.0
Bankcard	**141.6**	103.2	72.1
Intangible and goodwill amortization	**37.0**	71.2	60.3
Franchise taxes	**24.2**	17.9	27.7
Loan and lease	**91.3**	62.4	38.9
Printing and supplies	**36.5**	40.4	40.9
Travel	**38.1**	33.5	33.7
Data processing and operations	**82.4**	70.1	86.4
Corporate insurance	**16.8**	27.0	16.9
Other	**275.3**	184.7	146.9
Total Other Operating Expenses	**$887.8**	761.8	666.1

17. Retirement and Benefit Plans

A combined summary of the defined benefit retirement plans as of and for the years ended December 31:

($ in millions)	2002	2001
Change in benefit obligation:		
Projected benefit obligation at beginning of year	**$262.8**	242.5
Service cost	**.9**	11.8
Interest cost	**16.2**	18.3
Curtailment	**(25.5)**	(8.7)
Settlement	**(34.6)**	(6.0)
Actuarial loss	**31.7**	42.0
Benefits paid	**(8.8)**	(37.1)
Projected benefit obligation at end of year	**$242.7**	262.8
Change in plan assets:		
Fair value of plan assets at beginning of year	**$264.3**	312.1
Actual return on assets	**(37.5)**	(12.8)
Contributions	**3.2**	9.3
Settlement	**(44.5)**	(7.2)
Benefits paid	**(8.8)**	(37.1)
Fair value of plan assets at end of year	**$176.7**	264.3

($ in millions)	2002	2001
Funded status	**$(66.0)**	1.5
Unrecognized transition amount	**(3.5)**	(6.5)
Unrecognized prior service cost	**4.6**	8.1
Unrecognized actuarial loss	**98.1**	40.0
Net amount recognized	**$ 33.2**	43.1
Amounts recognized in the Consolidated Balance Sheets consist of:		
Prepaid benefit cost	**$ 4.9**	89.6
Accrued benefit liability	**(56.7)**	(46.7)
Intangible Asset	**4.7**	—
Accumulated nonowner changes in equity	**80.3**	.2
Net amount recognized	**$ 33.2**	43.1

($ in millions)	2002	2001	2000
Components of net periodic pension cost (benefit):			
Service cost	**$ .9**	11.8	10.4
Interest cost	**16.2**	18.3	17.0
Curtailment	**1.6**	1.8	(12.7)
Expected return on assets	**(22.7)**	(29.1)	(28.5)
Amortization and deferral of transition amount	**(2.2)**	(2.3)	(2.4)
Amortization of actuarial loss (gain)	**.1**	(1.4)	(5.4)
Amortization of unrecognized prior service cost	**.4**	1.3	1.3
Settlement	**18.7**	1.9	(1.4)
Termination benefit	—	—	1.8
Net periodic pension cost (benefit)	**$13.0**	2.3	(19.9)

Net periodic pension cost for 2002 included a settlement charge of $18.7 million related to an increased level of lump-sum distributions during 2002 as a result of the headcount reductions that occurred in connection with the integration of Old Kent.

In connection with the merger of CNB Bancshares, Inc. (CNB), the CNB defined benefit pension plan was curtailed and the resulting curtailment gain was recorded against the merger charge in 2000.

Plan assets consist primarily of common trust and mutual funds managed by Fifth Third Bank, an affiliate of the Bancorp, and Fifth Third Bancorp common stock securities.

	2002	2001	2000
Weighted-average assumptions:			
For disclosure:			
Discount rate	**6.75%**	7.25%	7.80%
Rate of compensation increase	**5.10**	4.86	4.77
For measuring net periodic pension cost (benefit):			
Discount rate	**7.25**	7.80	7.66
Rate of compensation increase	**4.86**	4.77	4.81
Expected return on plan assets	**8.99**	9.52	9.36

For the Bancorp's defined benefit plans, with an accumulated benefit obligation exceeding assets, the total projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $236.2 million, $227.6 million and $169.1, respectively, as of December 31, 2002 and $33.3 million, $25.4 million and $0, respectively, as of December 31, 2001. At December 31, 2002 an additional minimum pension liability was recorded as a reduction to shareholders' equity in an amount of $52.2 million, net of $28.1 million of tax benefit.

The Bancorp's profit sharing plan contribution was $58.0 million for 2002, $33.5 million for 2001 and $37.9 million for 2000.

Notes to Consolidated Financial Statements

18. Regulatory Requirements and Capital Ratios

The principal source of income and funds for the Bancorp (parent company) are dividends from its subsidiaries. During 2003, the amount of dividends the subsidiaries can pay to the Bancorp without prior approval of regulatory agencies is limited to their 2003 eligible net profits, as defined, and the adjusted retained 2002 and 2001 net income of the subsidiaries.

The Bancorp's subsidiary banks must maintain cash reserve balances when total reservable deposit liabilities are greater than the regulatory exemption. These reserve requirements may be satisfied with vault cash and noninterest-bearing cash balances on reserve with the Federal Reserve Bank (FRB). In 2002 and 2001, the banks were required to maintain average cash reserve balances of $303.0 million and $554.6 million, respectively.

The FRB adopted quantitative measures which assign risk weightings to assets and off-balance-sheet items and also define and set minimum regulatory capital requirements (risk-based capital ratios). All banks are required to have core capital (Tier 1) of at least 4% of risk-weighted assets, total capital of at least 8% of risk-weighted assets and a minimum Tier 1 leverage ratio of 3% of adjusted quarterly average assets. Tier 1 capital consists principally of shareholders' equity including capital-qualifying subordinated debt but excluding unrealized gains and losses on securities available-for-sale, less goodwill and certain other intangibles. Total capital consists of Tier 1 capital plus certain debt instruments and the reserve for credit losses, subject to limitation. Failure to meet certain capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Consolidated Financial Statements of the Bancorp. The regulations also define well-capitalized levels of Tier 1, total capital and Tier 1 leverage as 6%, 10% and 5%, respectively. The Bancorp and each of its subsidiary banks had Tier 1, total capital and leverage ratios above the well-capitalized levels at December 31, 2002 and 2001. As of December 31, 2002, the most recent notification from the FRB categorized the Bancorp and each of its subsidiary banks as well-capitalized under the regulatory framework for prompt corrective action.

Capital and risk-based capital and leverage ratios for the Bancorp and its significant subsidiary banks at December 31:

	2002	
($ in millions)	**Amount**	**Ratio**
Total Capital (to Risk-Weighted Assets):		
Fifth Third Bancorp (Consolidated)	**$8,835.0**	**13.50%**
Fifth Third Bank (Ohio)	**4,443.7**	**11.68**
Fifth Third Bank (Michigan)	**2,280.5**	**10.66**
Fifth Third Bank, Indiana	**1,054.0**	**18.19**
Fifth Third Bank, Kentucky, Inc.	**256.0**	**10.09**
Fifth Third Bank, Northern Kentucky, Inc.	**131.9**	**10.74**
Tier 1 Capital (to Risk-Weighted Assets):		
Fifth Third Bancorp (Consolidated)	**7,647.0**	**11.68**
Fifth Third Bank (Ohio)	**3,592.1**	**9.44**
Fifth Third Bank (Michigan)	**1,891.4**	**8.84**
Fifth Third Bank, Indiana	**996.3**	**17.19**
Fifth Third Bank, Kentucky, Inc.	**236.2**	**9.31**
Fifth Third Bank, Northern Kentucky, Inc.	**101.8**	**8.29**
Tier 1 Leverage Capital (to Average Assets):		
Fifth Third Bancorp (Consolidated)	**7,647.0**	**9.72**
Fifth Third Bank (Ohio)	**3,592.1**	**7.93**
Fifth Third Bank (Michigan)	**1,891.4**	**7.60**
Fifth Third Bank, Indiana	**996.3**	**11.93**
Fifth Third Bank, Kentucky, Inc.	**236.2**	**9.05**
Fifth Third Bank, Northern Kentucky, Inc.	**101.8**	**7.08**

	2001	
($ in millions)	Amount	Ratio
Total Capital (to Risk-Weighted Assets):		
Fifth Third Bancorp (Consolidated)	$8,575.8	14.41%
Fifth Third Bank (Ohio)	3,916.5	12.25
Fifth Third Bank (Michigan)	2,205.3	11.06
Fifth Third Bank, Indiana	1,087.9	20.63
Fifth Third Bank, Kentucky, Inc.	218.6	11.30
Fifth Third Bank, Northern Kentucky, Inc.	118.2	11.04
Tier 1 Capital (to Risk-Weighted Assets):		
Fifth Third Bancorp (Consolidated)	7,351.7	12.35
Fifth Third Bank (Ohio)	3,117.5	9.75
Fifth Third Bank (Michigan)	1,762.5	8.84
Fifth Third Bank, Indiana	1,034.8	19.62
Fifth Third Bank, Kentucky, Inc.	200.9	10.39
Fifth Third Bank, Northern Kentucky, Inc.	88.4	8.26
Tier 1 Leverage Capital (to Average Assets):		
Fifth Third Bancorp (Consolidated)	7,351.7	10.52
Fifth Third Bank (Ohio)	3,117.5	8.11
Fifth Third Bank (Michigan)	1,762.5	7.43
Fifth Third Bank, Indiana	1,034.8	11.97
Fifth Third Bank, Kentucky, Inc.	200.9	8.36
Fifth Third Bank, Northern Kentucky, Inc.	88.4	6.98

19. Nonowner Changes in Equity

The Bancorp has elected to present the disclosures required by SFAS No. 130, "Reporting Comprehensive Income," in the Consolidated Statements of Changes in Shareholders' Equity on page 19. The caption "Net Income and Nonowner Changes in Equity" represents total comprehensive income as defined in the statement. Reclassification adjustments, related tax effects allocated to nonowner changes in equity and accumulated nonowner changes in equity as of and for the years ended December 31:

($ in millions)	**2002**	2001	2000
Reclassification adjustment, pretax:			
Change in unrealized net gains arising during year	**$ 793.3**	156.2	496.5
Reclassification adjustment for net gains included in net income	**(147.1)**	(171.1)	(6.2)
Change in unrealized gains (losses) on securities available-for-sale	**$ 646.2**	(14.9)	490.3
Related tax effects:			
Change in unrealized net gains arising during year	**$ 277.3**	60.6	162.5
Reclassification adjustment for net gains included in net income	**(51.3)**	(65.4)	(2.0)
Change in unrealized gains (losses) on securities available-for-sale	**$ 226.0**	(4.8)	160.5
Reclassification adjustment, net of tax:			
Change in unrealized net gains arising during year	**$ 516.0**	95.6	334.0
Reclassification adjustment for net gains included in net income	**(95.8)**	(105.7)	(4.2)
Change in unrealized gains (losses) on securities available-for-sale	**$ 420.2**	(10.1)	329.8

Notes to Consolidated Financial Statements

($ in millions)	2002	2001	2000
Accumulated nonowner changes in equity:			
Beginning balance — Unrealized gains (losses) on securities available-for-sale	$ 17.9	28.0	(301.8)
Current period change	420.2	(10.1)	329.8
Ending balance — Unrealized net gains on securities available-for-sale	$ 438.1	17.9	28.0
Beginning balance — Unrealized net losses on qualifying cash flow hedges	$(10.1)	—	—
Current period change, net of tax of $3.6 million and $5.5 million, in 2002 and 2001, respectively	(6.8)	(10.1)	—
Ending balance — Unrealized net losses on qualifying cash flow hedges, net of tax of $9.1 million and $5.5 million, in 2002 and 2001, respectively	$(16.9)	(10.1)	—
Beginning balance — Minimum pension liability	$ —	—	—
Current period change, net of tax of $28.1 million in 2002	(52.2)	—	—
Ending balance — Minimum pension liability, net of tax of $28.1 million in 2002	$(52.2)	—	—
Ending balance — Unrealized net gains on securities available-for-sale	$ 438.1	17.9	28.0
Unrealized net losses on qualifying cash flow hedges	(16.9)	(10.1)	—
Minimum pension liability	(52.2)	—	—
Accumulated nonowner changes in equity	$ 369.0	7.8	28.0

20. Sales and Transfers of Loans

During 2002 and 2001, the Bancorp sold fixed rate and adjustable residential mortgage loans in securitization transactions. In all those sales, the Bancorp retained servicing responsibilities. In addition, during 2002 the Bancorp retained an interest-only strip (IO strip) and a subordinated interest in a securitization transaction. The Bancorp receives annual servicing fees at a percentage of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors and the securitization trust have no recourse to the Bancorp's other assets for failure of debtors to pay when due. The Bancorp's retained interests are subordinate to investor's interests. Their value is subject to credit, prepayment and interest rate risks on the sold financial assets. In 2002 and 2001, the Bancorp recognized pretax gains of $268.7 million and $197.1 million, respectively, on the sales of residential mortgage loans. Total proceeds from residential mortgage loan sales in 2002 and 2001 were $9.9 billion and $9.0 billion, respectively.

Initial carrying values of retained interests recognized during 2002 and 2001 were as follows:

($ in millions)	2002	2001
Mortgage Servicing Assets	$139.7	309.6
IO Strips	$ 3.2	—
Subordinated Interests	$ 22.0	—

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during 2002 and 2001 were as follows:

2002	Mortgage Servicing Asset		Interest-Only	Subordinated
	Fixed-Rate	Adjustable	Strips	Interest
Prepayment speed	22.7%	30.1%	65%	35%
Weighted-average life (in years)	4.6	3.1	.89	2.83
Residual servicing cash flows discounted at	9.1%	11.0%	—	—

2001	Mortgage Servicing Asset	
	Fixed-Rate	Adjustable
Prepayment speed	13.9%	23.1%
Weighted-average life (in years)	7.2	4.0
Residual servicing cash flows discounted at	10.5%	15.2%

Based on historical credit experience, expected credit losses and the effect of an unfavorable change in credit losses have been deemed to not be material.

At December 31, 2002, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows:

	Mortgage Servicing Asset		Interest-Only	Subordinated
($ in millions)	Fixed-Rate	Adjustable	Strips	Interests
Fair value of retained interests	$230.7	$ 32.8	$3.2	$62.9
Weighted-average life (in years)	3.4	3.2	.89	3.4
Prepayment speed assumption (annual rate)	26.6%	26.4%	65%	43%
Impact on fair value of 10% adverse change	$ 15.6	$ 1.9	$ .5	—
Impact on fair value of 20% adverse change	$ 29.3	$ 3.6	$1.0	—
Residual servicing cash flows discount rate (annual)	9.5%	11.3%	—	—
Impact on fair value of 10% adverse change	$ 4.5	$ .8	—	—
Impact on fair value of 20% adverse change	$ 8.9	$ 1.5	—	—

Changes in prepayment speeds relative to the valuation of the subordinated interests will only result in favorable changes in fair value.

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the

Notes to Consolidated Financial Statements

retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

During 2002 and 2001, the Bancorp transferred, subject to credit recourse, certain commercial loans to an unconsolidated QSPE that is wholly owned by an independent third party. At December 31, 2002 and 2001, the outstanding balance of loans transferred was $1.8 billion and $2.0 billion, respectively. The commercial loans transferred to the QSPE are primarily fixed-rate and short-term investment grade in nature. Generally, the loans transferred, due to their investment grade nature, provide a lower yield and therefore transferring these loans to the QSPE allows the Bancorp to reduce its exposure to these lower yielding loan assets and at the same time maintain these customer relationships. These commercial loans are transferred at par with no gain or loss recognized. The Bancorp receives rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. Due to the relatively short-term nature of the loans transferred, no value has been assigned to this retained future stream of fees to be received. As of December 31, 2002, the $1.8 billion balance of outstanding loans had a weighted average remaining maturity of 64 days.

The Bancorp had the following cash flows with the unconsolidated QSPE during 2002 and 2001:

($ in millions)	2002	2001
Proceeds from transfers	**$257.6**	203.0
Transfers received from QSPE	**$269.8**	178.5
Fees received	**$ 26.3**	22.6

21. Acquisitions

		Consideration		
	Date Completed	Cash (in millions)	Common Shares Issued	Method of Accounting
Universal Companies (USB), Milwaukee, Wisconsin	10/31/01	$220.0	—	Purchase
Old Kent Financial Corporation, Grand Rapids, Michigan	4/2/01	—	103,716,638	Pooling
Capital Holdings, Inc. (Capital), Sylvania, Ohio	3/9/01	—	4,505,385	Pooling
Resource Management, Inc., Cleveland, Ohio	1/2/01	18.1	470,162	Purchase
Ottawa Financial Corporation (Ottawa), Grand Rapids, Michigan	12/8/00	.1	3,658,125	Purchase
Grand Premier Financial, Inc. (Grand Premier), Wauconda, Illinois	4/1/00	—	6,990,743	Pooling
Merchants Bancorp, Inc. (Merchants), Aurora, Illinois	2/11/00	—	3,235,680	Pooling

The assets, liabilities and shareholders' equity of the pooled entities were recorded on the books of the Bancorp at their values as reported on the books of the pooled entities immediately prior to the consummation of the merger with the Bancorp. This presentation required the restatements for material acquisitions of prior periods as if the companies had been combined for all years presented.

On April 2, 2001, the Bancorp acquired Old Kent, a publicly-traded financial holding company headquartered in Grand Rapids, Michigan. The contribution of Old Kent to consolidated net interest income, other operating income and net income available to common shareholders for the periods prior to the merger were as follows:

($ in millions)	Three Months Ended March 31, 2001	Year Ended December 31, 2000
Net Interest Income:		
Bancorp	$392.9	1,470.3
Old Kent	195.5	784.2
Combined	$588.4	2,254.5
Other Operating Income:		
Bancorp	$292.5	1,012.7
Old Kent	120.7	469.7
Combined	$413.2	1,482.4
Net Income Available to Common Shareholders:		
Bancorp	$244.3	862.9
Old Kent	55.1	277.5
Combined	$299.4	1,140.4

During 2000, as a direct result of the Grand Premier and Merchants acquisitions as well as the pooling acquisition consummated with CNB on October 29, 1999 and the related formally developed integration plans, the Bancorp recorded merger-related charges of $99.0 million ($66.6 million after tax) of which $87.0 million was recorded as operating expense and $12.0 million was recorded as additional provision for credit losses. The charge to operating expenses consisted of employee severance and benefit obligations including recognition of a $10.0 million curtailment gain on CNB's defined benefit plan, costs to eliminate duplicate facilities and equipment, contract terminations, conversion expenses, professional fees and securities losses realized in realigning the balance sheet.

In the second and third quarters of 2001, as a result of the Old Kent acquisition and a formally developed integration plan, the Bancorp recorded merger-related charges of $384.0 million ($293.6 million after tax) of which $348.6 million was recorded as operating expense and $35.4 million was recorded as additional provision for credit losses.

The merger-related charges consist of:

($ in millions)	2001	2000
Employee severance and benefit obligations	$ 77.4	17.4
Duplicate facilities and equipment	95.1	4.1
Conversion expenses	50.9	14.8
Professional fees	45.8	5.9
Contract termination costs	19.9	19.8
Loss on portfolio sales	28.7	21.6
Net loss on sales of subsidiaries and out-of-market line of business operations	15.2	2.6
Other	15.6	.8
Merger-related charges	$348.6	87.0

In 2001, employee severance included the packages negotiated with approximately 1,400 people (including all levels of the previous Old Kent organization from the executive management level to back office support staff) and the change-in-control payments made pursuant to pre-existing employment agreements. Employee-related payments made through 2002 totaled $77.4 million, including payments to the approximate 1,400 people that have been terminated as of December 31, 2002. All terminations have been completed related to this

Notes to Consolidated Financial Statements

transaction. Credit quality charges relate to conforming Old Kent commercial and consumer loans to the Bancorp's credit policies. Specifically, these loans were conformed to the Bancorp's credit rating and review systems, as documented in the Bancorp's credit policies.

Duplicate facilities and equipment charges of $95.1 million largely include write-downs of duplicative equipment and software, negotiated terminations of several office leases and other facility exit costs. The Bancorp has approximately $4.0 million of remaining negotiated termination and lease payments of exited facilities as of December 31, 2002.

Summary of merger-related accrual activity at December 31:

($ in millions)	2002	2001
Balance, January 1	**$54.5**	13.0
Merger-related charges	—	348.6
Cash payments	**(50.5)**	(229.4)
Noncash writedowns	—	(77.7)
Balance, December 31	**$ 4.0**	54.5

In 2001, non-cash writedowns consisted of $51.3 million of duplicate equipment and duplicate data processing software writedowns, $18.4 million of goodwill and fixed asset writedowns necessary as a result of the sale of the out-of-market mortgage operations and $8.0 million to conform Bancorp and Old Kent accounting policies for cost deferral and revenue recognition.

The pro forma effect and the financial results of Ottawa and Capital, respectively, included in the results of operations subsequent to the date of the acquisitions were not material to the Bancorp's financial condition and operating results for the periods presented.

22. Pending Acquisition

On July 23, 2002, the Bancorp entered into an agreement to acquire Franklin Financial Corporation and its subsidiary, Franklin National Bank, headquartered in Franklin, Tennessee. At December 31, 2002, Franklin Financial Corporation had approximately $890 million in total assets and $758 million in total deposits. The transaction is structured as a tax-free exchange of stock for a total transaction value of approximately $240 million. The transaction is subject to regulatory approvals. There is currently a moratorium on future acquisitions, including Franklin Financial Corporation, imposed by the Federal Reserve Bank of Cleveland and the Ohio Department of Commerce, Division of Financial Institutions under a November 7, 2002 supervisory letter until such letter is withdrawn. In addition, the transaction is subject to the approval of Franklin Financial Corporation shareholders. Pursuant to the current terms of the Affiliation Agreement with Franklin Financial Corporation, the transaction must be consummated by April 1, 2003.

23. Earnings Per Share

Reconciliation of Earnings Per Share to Earnings Per Diluted Share for the years ended December 31:

	2002		
($ in millions, except per share amounts)	**Income**	**Average Shares**	**Per Share Amount**
EPS			
Net income available to common shareholders	**$1,634.0**	**580,327**	**$2.82**
Effect of Dilutive Securities —			
Stock options		**11,385**	
Dividends on convertible preferred stock	**.6**	**308**	
Diluted EPS			
Net income available to common shareholders plus assumed conversions	**$1,634.6**	**592,020**	**$2.76**

	2001		
($ in millions, except per share amounts)	Income	Average Shares	Per Share Amount
EPS			
Net income available to common shareholders	$1,093.0	575,254	$1.90
Effect of Dilutive Securities —			
Stock options		11,350	
Interest on 6% convertible subordinated debentures due 2028, net of applicable income taxes	4.9	4,404	
Dividends on convertible preferred stock	.6	308	
Diluted EPS			
Net income available to common shareholders plus assumed conversions	$1,098.5	591,316	$1.86

	2000		
($ in millions, except per share amounts)	Income	Average Shares	Per Share Amount
EPS			
Net income available to common shareholders	$1,140.4	565,686	$2.02
Effect of Dilutive Securities —			
Stock options		8,563	
Interest on 6% convertible subordinated debentures due 2028, net of applicable income taxes	6.7	4,416	
Dividends on convertible preferred stock	.6	308	
Diluted EPS			
Net income available to common shareholders plus assumed conversions	$1,147.7	578,973	$1.98

In connection with the merger of CNB in 1999, the Bancorp assumed $172.5 million of trust preferred securities through CNB Capital Trust I, a Delaware statutory business trust. Effective December 31, 2001, the Bancorp announced that it would redeem all of the outstanding 6.0% convertible subordinated debentures due 2028, thereby causing a redemption of all the issued and outstanding

Notes to Consolidated Financial Statements

6.0% trust preferred securities. The holders elected to convert all but 2,800 shares of the trust preferred securities into Bancorp common stock in December, 2001.

The diluted per share impact of the change in accounting principle in 2001 related to the adoption of SFAS No. 133 was $.01. Options to purchase 6.2 million and .6 million shares outstanding at December 31, 2002 and 2001, respectively, were not included in the computation of net income per diluted share because the exercise price of these options was greater than the average market price of the common shares, and therefore, the effect would be antidilutive.

24. Fair Value of Financial Instruments

Carrying amounts and estimated fair values for financial instruments at December 31:

	2002	
($ in millions)	Carrying Amount	Fair Value
Financial Assets —		
Cash and due from banks	$ 1,890.8	$ 1,890.8
Securities available-for-sale	25,464.1	25,464.1
Securities held-to-maturity	51.8	51.8
Other short-term investments	311.9	311.9
Loans held for sale	3,357.5	3,395.2
Loans and leases	45,928.1	46,593.7
Accrued income receivable	569.4	569.4
Financial Liabilities —		
Deposits	52,208.4	52,432.9
Federal funds borrowed	4,748.5	4,748.5
Other short-term borrowings	4,074.6	4,063.3
Accrued interest payable	127.0	127.0
Long-term debt	8,178.7	9,115.0
Financial Instruments —		
Commitments to extend credit	—	25.1
Letters of credit	—	35.2
Interest rate swap agreements	120.2	120.2
Principal only swaps	9.6	9.6
Purchased options	37.0	37.0
Forward contracts:		
Commitments to sell loans	(35.1)	(35.1)
Foreign exchange contracts:		
Commitments to purchase	46.8	46.8
Commitments to sell	(37.2)	(37.2)

	2001	
($ in millions)	Carrying Amount	Fair Value
Financial Assets —		
Cash and due from banks	$ 2,031.0	$ 2,031.0
Securities available-for-sale	20,506.6	20,506.6
Securities held-to-maturity	16.4	16.4
Other short-term investments	224.7	224.7
Loans held for sale	2,180.1	2,184.0
Loans and leases	41,547.9	42,812.1
Accrued income receivable	617.9	617.9
Financial Liabilities —		
Deposits	45,854.1	45,905.6
Federal funds borrowed	2,543.8	2,543.8
Short-term bank notes	33.9	33.9
Other short-term borrowings	4,875.0	4,959.6
Accrued interest payable	194.6	194.6
Long-term debt	7,029.9	7,444.8
Financial Instruments —		
Commitments to extend credit	—	20.4
Letters of credit	—	31.0
Interest rate swap agreements	(15.1)	(15.1)
Interest rate floors	—	(.9)
Interest rate caps	—	.2
Purchased options	31.4	31.4
Interest rate lock commitments	3.9	3.9
Forward contracts:		
Commitments to sell loans	13.6	13.6
Foreign exchange contracts:		
Commitments to purchase	(1.4)	(1.4)
Commitments to sell	5.1	5.1

Fair values for financial instruments, which were based on various assumptions and estimates as of a specific point in time, represent liquidation values and may vary significantly from amounts that will be realized in actual transactions. In addition, certain non-financial instruments were excluded from the fair value disclosure requirements. Therefore, the fair values presented in the table above should not be construed as the underlying value of the Bancorp.

The following methods and assumptions were used in determining the fair value of selected financial instruments:

Short-term financial assets and liabilities–for financial instruments with a short or no stated maturity, prevailing market rates and limited credit risk, carrying amounts approximate fair value. Those financial instruments include cash and due from banks, other short-term investments, accrued income receivable, certain deposits (demand, interest checking, savings and money market), Federal funds borrowed, short-term bank notes, other short-term borrowings and accrued interest payable.

Securities, available-for-sale and held-to-maturity–fair values were based on prices obtained from an independent nationally recognized pricing service.

Loans–fair values were estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans held for sale–the fair value of loans held for sale was estimated based on outstanding commitments from investors or current investor yield requirements.

Deposits–fair values for other time, certificates of deposit–$100,000 and over and foreign office were estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits of similar remaining maturities.

Notes to Consolidated Financial Statements

Long-term debt–fair value of long-term debt was based on quoted market prices, when available, and a discounted cash flow calculation using prevailing market rates for borrowings of similar terms.

Commitments and letters of credit–fair values of loan commitments, letters of credit and commitments to sell loans, representing assets to the Bancorp, were based on fees currently charged to enter into similar agreements with similar maturities.

Interest rate swap agreements–fair value was based on the estimated amount the Bancorp would receive or pay to terminate the swap agreements, taking into account the current interest rates and the creditworthiness of the swap counterparties. The fair values represent an asset at December 31, 2002.

Purchased options and interest rate floors and caps–fair values were based on the estimated amounts the Bancorp would receive from terminating the contracts at the reporting date.

Foreign exchange contracts–fair values were based on quoted market prices of comparable instruments and represent a net asset to the Bancorp.

25. Parent Company Financial Statements

The condensed financial statements of the Bancorp ($ in millions):

Condensed Statements of Income (Parent Company Only)

For the Years Ended December 31	2002	2001	2000
Income			
Dividends from Subsidiaries	**$1,257.7**	214.4	636.4
Interest on Loans to Subsidiaries	**32.5**	38.9	40.8
Other	**.1**	24.4	.9
Total Income	**1,290.3**	277.7	678.1
Expenses			
Interest	**5.0**	25.1	19.7
Other	**3.4**	36.5	8.5
Total Expenses	**8.4**	61.6	28.2
Income Before Taxes and Change in Undistributed Earnings of Subsidiaries	**1,281.9**	216.1	649.9
Applicable Income Taxes (Benefit)	**8.5**	(5.6)	2.7
Income Before Change in Undistributed Earnings of Subsidiaries	**1,273.4**	221.7	647.2
Increase in Undistributed Earnings of Subsidiaries	**361.3**	872.0	493.9
Net Income	**$1,634.7**	1,093.7	1,141.1

Condensed Balance Sheets (Parent Company Only)

December 31	2002	2001
Assets		
Cash	**$ .1**	.1
Securities Available-for-Sale	—	1.1
Loans to Subsidiaries	**1,144.3**	985.5
Investment in Subsidiaries	**7,869.4**	6,897.8
Goodwill	**137.0**	138.0
Other Assets	**54.9**	26.3
Total Assets	**$9,205.7**	8,048.8
Liabilities		
Commercial Paper	**$ 93.2**	20.6
Accrued Expenses and Other Liabilities	**396.6**	188.9
Long-Term Debt	**240.9**	200.0
Total Liabilities	**730.7**	409.5
Shareholders' Equity	**8,475.0**	7,639.3
Total Liabilities and Shareholders' Equity	**$9,205.7**	8,048.8

Condensed Statements of Cash Flows (Parent Company Only)

December 31	2002	2001	2000
Operating Activities			
Net Income	**$1,634.7**	1,093.7	1,141.1
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Amortization/Depreciation	**.1**	6.4	5.9
(Benefit) Provision for Deferred Income Taxes	**(3.2)**	(8.0)	2.3
(Increase) Decrease in Other Assets	**(28.6)**	(3.4)	29.1
Increase in Accrued Expenses and Other Liabilities	**1.8**	65.2	7.0
Increase in Undistributed Earnings of Subsidiaries	**(361.3)**	(872.0)	(493.9)
Net Cash Provided by Operating Activities	**1,243.5**	281.9	691.5
Investing Activities			
Proceeds from Sales of Securities Available-for-Sale	**1.1**	—	—
Decrease in Interest-Bearing Deposits	—	11.5	—
(Increase) Decrease in Loans to Subsidiaries	**(158.8)**	251.1	(124.6)
Capital Contributions to Subsidiaries	**(.4)**	(254.8)	(86.1)
Net Cash (Used in) Provided by Investing Activities	**(158.1)**	7.8	(210.7)
Financing Activities			
Increase in Other Short-Term Borrowings	**72.6**	10.3	8.0
Payment of Cash Dividends	**(553.1)**	(460.1)	(317.5)
Purchases of Treasury Stock	**(719.5)**	(14.7)	(180.9)
Exercise of Stock Options	**104.3**	97.7	39.0
Other	**10.3**	70.5	(23.5)
Net Cash Used in Financing Activities	**(1,085.4)**	(296.3)	(474.9)
(Decrease) Increase in Cash	—	(6.6)	5.9
Cash at Beginning of Year	**.1**	6.7	.8
Cash at End of Year	**$ .1**	.1	6.7

Notes to Consolidated Financial Statements

26. Segments

The Bancorp's principal activities include Retail Banking, Commercial Banking, Investment Advisory Services and Electronic Payment Processing. Retail Banking provides a full range of deposit products and consumer loans and leases. Commercial Banking offers banking, cash management and financial services to business, government and professional customers. Investment Advisory Services provides a full range of investment alternatives for individuals, companies and not-for-profit organizations. Fifth Third Processing Solutions, the Electronic Payment Processing subsidiary, provides electronic funds transfer (EFT) services, merchant transaction processing, operates the Jeanie ATM network and provides other data processing services to affiliated and unaffiliated customers. General Corporate and Other includes the investment portfolio, certain non-deposit funding, unassigned equity, the net effect of funds transfer pricing and other items not allocated to operating segments.

The financial information for each operating segment is reported on the basis used internally by the Bancorp's management to evaluate performance and allocate resources. The allocation has been consistently applied for all periods presented. Revenues from affiliated transactions, principally EFT services from Fifth Third Processing Solutions to the banking segments, are generally charged at rates available to and transacted with unaffiliated customers.

The performance measurement of the operating segments is based on the management structure of the Bancorp and is not necessarily comparable with similar information for any other financial institution. The information presented is also not necessarily indicative of the segments' financial condition and results of operations if they were independent entities.

Results of operations and selected financial information by operating segment for each of the three years ended December 31 is as follows:

Notes to Consolidated Financial Statements

($ in millions)	Commercial Banking	Retail Banking	Investment Advisory Services	Electronic Payment Processing *(a)*	General Corporate and Other	Eliminations *(a)*	Total
2002							
Results of Operations							
Net Interest Income (Expense)	$ 1,002.5	1,568.3	128.4	(3.6)	4.7	—	2,700.3
Provision for Credit Losses	99.5	144.6	2.5	—	—	—	246.6
Net Interest Income (Expense) After Provision for Credit Losses	903.0	1,423.7	125.9	(3.6)	4.7	—	2,453.7
Other Operating Income	371.5	665.6	336.2	543.2	308.7	(31.1)	2,194.1
Operating Expenses	452.2	1,022.3	290.9	302.1	179.7	(31.1)	2,216.1
Income Before Income Taxes, Minority Interest and Cumulative Effect	822.3	1,067.0	171.2	237.5	133.7	—	2,431.7
Applicable Income Taxes	256.6	333.2	53.3	74.4	41.8	—	759.3
Net Income Available to Common Shareholders	$ 565.7	696.1	117.9	163.1	91.2	—	1,634.0
Selected Financial Information							
Goodwill as of Jan. 1, 2002	$ 183.4	235.8	98.4	164.7	—	—	682.3
Goodwill Recognized *(b)*	—	—	—	28.6	—	—	28.6
Divestiture	—	(8.8)	—	—	—	—	(8.8)
Goodwill as of Dec. 31, 2002	$ 183.4	227.0	98.4	193.3	—	—	702.1
Identifiable Assets	$21,690.3	28,465.0	1,720.0	491.0	28,528.1	—	80,894.4
Depreciation and Amortization	$ 1.0	13.4	1.4	2.0	79.0	—	96.8
2001							
Results of Operations							
Net Interest Income (Expense)	$ 929.2	1,386.4	95.6	(4.8)	26.6	—	2,433.0
Provision for Credit Losses	90.9	104.1	5.6	—	35.4	—	236.0
Net Interest Income (Expense) After Provision for Credit Losses	838.3	1,282.3	90.0	(4.8)	(8.8)	—	2,197.0
Other Operating Income	228.5	584.9	306.5	372.2	330.1	(24.8)	1,797.4
Merger-Related Charges	—	—	—	—	348.6	—	348.6
Operating Expenses	389.6	981.7	235.2	200.1	211.0	(24.8)	1,992.8
Income Before Income Taxes, Minority Interest and Cumulative Effect	677.2	885.5	161.3	167.3	(238.3)	—	1,653.0
Applicable Income Taxes	225.3	294.6	53.7	55.7	(79.3)	—	550.0
Net Income Available to Common Shareholders	$ 451.9	590.9	107.6	111.6	(169.0)	—	1,093.0
Selected Financial Information							
Identifiable Assets	$19,506.0	25,087.7	1,305.9	494.1	24,632.6	—	71,026.3
Depreciation and Amortization	$ 1.5	19.7	1.4	2.0	74.8	—	99.4
2000							
Results of Operations							
Net Interest Income (Expense)	$ 820.1	1,223.1	81.0	(2.9)	133.2	—	2,254.5
Provision for Credit Losses	55.3	67.1	3.3	—	12.0	—	137.7
Net Interest Income (Expense) After Provision for Credit Losses	764.8	1,156.0	77.7	(2.9)	121.2	—	2,116.8
Other Operating Income	176.5	452.9	281.0	271.9	320.2	(20.2)	1,482.3
Merger-Related Charges	—	—	—	—	87.0	—	87.0
Operating Expenses	383.7	826.6	211.4	142.5	287.9	(20.2)	1,831.9
Income Before Income Taxes, Minority Interest and Cumulative Effect	557.6	782.3	147.3	126.5	66.5	—	1,680.2
Applicable Income Taxes	178.9	251.0	47.2	40.6	21.4	—	539.1
Net Income Available to Common Shareholders	$ 378.7	531.3	100.1	85.9	44.4	—	1,140.4
Selected Financial Information							
Identifiable Assets	$19,097.2	24,927.5	1,103.5	146.0	24,384.1	—	69,658.3
Depreciation and Amortization	$ 1.6	28.7	1.5	1.3	70.1	—	103.2

(a) Electronic payment processing service revenues provided to the banking segments are eliminated in the Consolidated Statements of Income.

(b) The net increase in goodwill resulted from finalizing purchase accounting, including the deferred tax accounts, related to the USB purchase acquisition.

Independent Auditors' Report

Independent Auditors' Report

To the Shareholders and Board of Directors of Fifth Third Bancorp:

We have audited the consolidated balance sheets of Fifth Third Bancorp and subsidiaries ("Bancorp") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of the Bancorp and Old Kent Financial Corporation ("Old Kent"), which has been accounted for as a pooling of interests as described in Note 21 to the consolidated financial statements. We did not audit the statements of income, changes in shareholders' equity, or cash flows of Old Kent for the year ended December 31, 2000, which statements reflect total interest income and other income of $2,129,369,000 for the year ended December 31, 2000. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Old Kent for 2000, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fifth Third Bancorp and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Bancorp adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

Deloitte & Touche LLP

Cincinnati, Ohio
February 12, 2003

Fifth Third Funds® Performance Disclosure

***Investments in the Fifth Third Funds are: NOT INSURED BY THE FDIC or any other government agency, are not deposits or obligations of, or guaranteed by, any bank, the distributor or any of their affiliates, and involve investment risks, including the possible loss of the principal amount invested.** For more information on the Fifth Third Funds, including charges and expenses, call 1-888-889-1025 for a prospectus. Read it carefully before you invest or send money. Fifth Third Funds Distributor, Inc. is the distributor for the funds. There are risks associated with investing in small cap companies, which tend to be more volatile and less liquid than stocks of large companies, including increased risk of price fluctuations. International investing involves increased risk and volatility. A portion of income may be subject to some state and/or local taxes and for certain investors, a portion may be subject to the federal alternative minimum tax. Past performance is no guarantee of future results.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This report includes forward-looking statements within the meaning of Sections 27A of the Securities Act of 1933, as amended, and 21E of the Securities Exchange Act of 1934, as amended, that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include the economic environment, competition, products and pricing in geographic and business areas in which the Bancorp operates, prevailing interest rates, changes in government regulations and policies affecting financial services companies, credit quality and credit risk management, changes in the banking industry including the effects of consolidation resulting from possible mergers of financial institutions, acquisitions and integration of acquired businesses. Fifth Third Bancorp undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this report.

The data presented in the following pages should be read in conjunction with the audited Consolidated Financial Statements on pages 17 to 41 of this report.

TABLE 1–CONSOLIDATED AVERAGE BALANCE SHEETS AND ANALYSIS OF NET INTEREST INCOME
For the Years Ended December 31 (Taxable Equivalent Basis)

	2002			2001			2000		
($ in millions)	**Average Out-standing**	**Revenue/ Cost**	**Average Yield/ Rate**	Average Out-standing	Revenue/ Cost	Average Yield/ Rate	Average Out-standing	Revenue/ Cost	Average Yield/ Rate
Assets									
Interest-Earning Assets									
Loans and Leases	**$45,538.6**	**$2,823.7**	**6.20%**	$44,888.2	$3,434.5	7.65%	$42,690.5	$3,605.2	8.44%
Securities									
Taxable	**22,145.0**	**1,257.6**	**5.68**	18,481.4	1,213.2	6.56	17,245.9	1,270.8	7.37
Exempt from Income Taxes	**1,101.3**	**81.5**	**7.40**	1,254.8	96.8	7.71	1,383.8	105.5	7.63
Other Short-Term Investments	**338.6**	**5.8**	**1.72**	201.2	9.8	4.88	200.3	13.2	6.59
Total Interest-Earning Assets	**69,123.5**	**4,168.6**	**6.03**	64,825.6	4,754.3	7.33	61,520.5	4,994.7	8.12
Cash and Due from Banks	**1,551.0**			1,482.4			1,455.7		
Other Assets	**4,969.0**			4,980.4			4,227.8		
Reserve for Credit Losses	**(644.9)**			(624.9)			(594.1)		
Total Assets	**$74,998.6**			$70,663.5			$66,609.9		
Liabilities									
Interest-Bearing Liabilities									
Interest Checking	**$16,239.1**	**$296.4**	**1.83%**	$11,489.0	$ 311.1	2.71%	$ 9,531.2	$316.4	3.32%
Savings	**9,464.8**	**158.2**	**1.67**	4,928.4	174.3	3.54	5,798.8	194.0	3.35
Money Market	**1,162.4**	**27.4**	**2.36**	2,551.5	37.5	1.47	939.1	36.8	3.92
Other Time Deposits	**9,402.8**	**356.8**	**3.80**	13,473.0	745.3	5.53	13,716.3	760.1	5.54
Certificates–$100,000 and Over	**1,689.6**	**54.7**	**3.24**	3,821.0	187.0	4.89	4,283.0	260.5	6.08
Foreign Office Deposits	**2,017.7**	**34.6**	**1.71**	1,992.2	96.4	4.84	3,895.5	251.1	6.45
Federal Funds Borrowed	**3,261.9**	**52.8**	**1.62**	3,681.7	152.6	4.14	4,800.6	299.8	6.24
Short-Term Bank Notes	**1.6**	**.1**	**3.40**	9.8	.2	2.13	1,102.5	68.6	6.22
Other Short-Term Borrowings	**3,926.8**	**67.0**	**1.71**	5,107.6	204.1	4.00	3,821.6	202.3	5.29
Long-Term Debt	**7,640.3**	**381.1**	**4.99**	6,301.1	367.3	5.83	4,706.5	303.3	6.44
Total Interest-Bearing Liabilities	**54,807.0**	**1,429.1**	**2.61**	53,355.3	2,275.8	4.27	52,595.1	2,692.9	5.12
Demand Deposits	**8,952.8**			7,394.5			6,257.3		
Other Liabilities	**2,601.9**			2,623.0			1,776.3		
Total Liabilities	**66,361.7**			63,372.8			60,628.7		
Minority Interest	**440.1**			30.0			—		
Shareholders' Equity	**8,196.8**			7,260.7			5,981.2		
Total Liabilities and Shareholders' Equity	**$74,998.6**			$70,663.5			$66,609.9		
Net Interest Income Margin on a Taxable Equivalent Basis		**$2,739.5**	**3.96%**		$2,478.5	3.82%		$2,301.8	3.74%
Net Interest Rate Spread			**3.42%**			3.06%			3.00%
Interest-Bearing Liabilities to Interest-Earning Assets			**79.29%**			82.30%			85.49%

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table shows changes in tax-equivalent interest income, interest expense, and net interest income due to volume and rate variances for major categories of earning assets and interest bearing liabilities. The change in interest, not solely due to changes in volume or rates, has been consistently allocated in proportion to the absolute dollar amount of the change in each.

TABLE 2–ANALYSIS OF NET INTEREST INCOME CHANGES (TAXABLE EQUIVALENT BASIS)

	2002 Compared to 2001				2001 Compared to 2000			
($ in millions)	**Volume**	**Yield/Rate**	**Mix**	**Total**	Volume	Yield/Rate	Mix	Total
Increase (Decrease) in Interest Income								
Loans and Leases	**$ 49.8**	**$(651.2)**	**$(9.4)**	**$(610.8)**	185.5	(338.8)	(17.4)	(170.7)
Securities								
Taxable	**240.5**	**(163.7)**	**(32.4)**	**44.4**	91.1	(138.7)	(10.0)	(57.6)
Tax Exempt	**(11.8)**	**(4.0)**	**.5**	**(15.3)**	(9.8)	1.2	(.1)	(8.7)
Other Short-Term Investments	**6.7**	**(6.4)**	**(4.3)**	**(4.0)**	.1	(3.5)	—	(3.4)
Total Interest Income Change	**285.2**	**(825.3)**	**(45.6)**	**(585.7)**	266.9	(479.8)	(27.5)	(240.4)
Increase (Decrease) in Interest Expense								
Interest Checking	**128.6**	**(101.4)**	**(41.9)**	**(14.7)**	65.0	(58.4)	(11.9)	(5.3)
Savings	**160.4**	**(91.9)**	**(84.6)**	**(16.1)**	(29.2)	11.2	(1.7)	(19.7)
Money Market	**(20.4)**	**22.6**	**(12.3)**	**(10.1)**	63.2	(23.0)	(39.5)	.7
Other Time Deposits	**(225.2)**	**(234.0)**	**70.7**	**(388.5)**	(13.5)	(1.3)	—	(14.8)
Certificates — $100,000 and over	**(104.3)**	**(63.3)**	**35.3**	**(132.3)**	(28.1)	(50.9)	5.5	(73.5)
Foreign Deposits	**1.2**	**(62.3)**	**(.7)**	**(61.8)**	(122.8)	(62.5)	30.6	(154.7)
Federal Funds Borrowed	**(17.4)**	**(93.0)**	**10.6**	**(99.8)**	(69.8)	(100.9)	23.5	(147.2)
Short-Term Bank Notes	**(.2)**	**.1**	**—**	**(.1)**	(68.0)	(45.1)	44.7	(68.4)
Other Short-Term Borrowings	**(47.2)**	**(117.0)**	**27.1**	**(137.1)**	68.0	(49.6)	(16.6)	1.8
Long-Term Debt	**78.1**	**(53.0)**	**(11.3)**	**13.8**	102.7	(29.0)	(9.7)	64.0
Total Interest Expense Change	**(46.4)**	**(793.2)**	**(7.1)**	**(846.7)**	(32.5)	(409.5)	24.9	(417.1)
Increase (Decrease) in Net Interest Income on a Taxable Equivalent Basis	**$331.6**	**$(32.1)**	**$(38.5)**	**$ 261.0**	299.4	(70.3)	(52.4)	176.7
Decrease in Taxable Equivalent Adjustment				**6.3**				1.8
Net Interest Income Change				**$ 267.3**				178.5

RESULTS OF OPERATIONS

Summary

The Bancorp's net income was $1.6 billion in 2002, up 49% compared to $1.1 billion in 2001. Earnings per diluted share were $2.76 for the year, up 48% from $1.86 in 2001. Earnings for 2001 include $293.6 million of after-tax nonrecurring merger charges, or $0.50 per diluted share, associated with the merger and integration of Old Kent, and an after-tax nonrecurring charge for an accounting principle change related to the adoption of SFAS No. 133, of $6.8 million or $0.01 per diluted share.

The Bancorp's net income, earnings per share, earnings per diluted share, dividends per share, efficiency ratio, net income to average assets, referred to as return on average assets (ROA), and return on average shareholders' equity (ROE) for the most recent five years are as follows:

	2002	2001	2000	1999	1998
Net income ($ in millions)	**$1,634.0**	1,093.0	1,140.4	946.6	806.9
Earnings per share *(a)*	**2.82**	1.90	2.02	1.68	1.44
Earnings per diluted share *(a)*	**2.76**	1.86	1.98	1.66	1.42
Cash dividends per common share *(b)*	**.98**	.83	.70	.59	.47
ROA *(c)*	**2.18%**	1.55	1.71	1.57	1.43
ROE *(c)*	**19.9%**	15.1	19.1	17.3	15.7
Efficiency ratio *(c)*	**44.9%**	54.8	50.7	53.2	55.1

(a) Per share amounts have been adjusted for the three-for-two stock splits effected in the form of stock dividends paid July 14, 2000 and April 15, 1998.

(b) Cash dividends per common share are those the Bancorp declared prior to the merger with Old Kent.

(c) Net income includes merger charges and a nonrecurring accounting principle change of $394.5 million pretax ($300.3 million after tax, or $.51 per diluted share) for 2001, merger-related items of $99.0 million pretax ($66.6 million after tax, or $.12 per diluted share) for 2000, merger-related items of $134.4 million pretax ($101.4 million after tax, or $.18 per diluted share) for 1999 and merger-related items of $166.5 million pretax ($118.4 million after tax, or $.21 per diluted share) for 1998. Excluding the impact of the above charges for the respective years, ROA was 1.97%, 1.81%, 1.74% and 1.64%, ROE was 19.2%, 20.2%, 19.2% and 18.1% and the efficiency ratio was 46.6%, 48.4%, 50.2% and 50.5% for 2001, 2000, 1999 and 1998, respectively.

Net Interest Income

Net interest income is the difference between interest income on earning assets such as loans, leases and securities, and interest expense paid on liabilities such as deposits and borrowings, and continues to be the Bancorp's largest revenue source. Net interest income is affected by the general level of interest rates, changes in interest rates and by changes in the amount and composition of interest-earning assets and interest-bearing liabilities. The relative performance of the lending and deposit-raising functions is frequently measured by two statistics – net interest margin and net interest rate spread. The net interest margin is determined by dividing fully-taxable equivalent net interest income by average interest-earning assets. The net interest rate spread is the difference between the average fully-taxable equivalent yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin is generally greater than the net interest rate spread due to the additional income earned on those assets funded by non-interest-bearing liabilities, or free funding, such as demand deposits and shareholders' equity.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Operating Income

($ in millions)	2002	2001	2000	1999	1998
Electronic payment processing income	**$ 512.1**	347.5	251.8	188.7	146.5
Service charges on deposits	**431.1**	367.4	298.4	252.4	230.2
Mortgage banking net revenue	**187.9**	62.7	256.0	289.5	248.3
Investment advisory income	**336.2**	306.5	281.0	261.5	221.4
Other service charges and fees	**579.7**	542.2	389.0	338.4	269.3
Subtotal	**2,047.0**	1,626.3	1,476.2	1,330.5	1,115.7
Securities gains, net	**113.6**	28.2	6.2	8.5	49.5
Securities gains, net — non-qualifying hedges on mortgage servicing	**33.5**	142.9	—	—	—
Total	**$2,194.1**	1,797.4	1,482.4	1,339.0	1,165.2
After-tax securities gains, net	**$ 73.7**	21.4	4.2	5.4	32.2
After-tax securities gains, net: non-qualifying hedges on mortgage servicing	**$ 22.1**	94.4	—	—	—

Table 1 on page 43, Consolidated Average Balance Sheets and Analysis of Net Interest Income, presents the net interest income, net interest margin, and net interest rate spread for the three years 2000 through 2002, comparing interest income, average interest-bearing liabilities and average free funding outstanding. Each of these measures is reported on a fully-taxable equivalent basis. Nonaccrual loans and leases and loans held for sale have been included in the average loans and lease balances. Average outstanding securities balances are based upon fair value including any unrealized gains or losses on securities available-for-sale.

Net interest income on a fully taxable equivalent basis rose 11% to $2.7 billion in 2002 from $2.5 billion in 2001. The improvement in 2002's net interest income was attributable to 7% growth in average interest-earning assets as compared to 3% growth in interest-bearing liabilities and the overall increase between years in the net interest rate spread from 3.06% in 2001 to 3.42% in 2002. The net interest margin increased 14 basis points (bps) from 3.82% in 2001 to 3.96% in 2002 compared to an 8 bps increase from 2000 to 2001. The yield on interest-earning assets declined 130 bps from 2001 due to new loan growth at lower interest rates and continued asset repricing in a lower rate environment. The average yield on loans and leases was down 145 bps and the yield on taxable securities was down 88 bps. The negative effects of lower asset yields was offset by a 166 bps decrease in the cost of interest-bearing liabilities in 2002 resulting from faster repricing of borrowed funds and lower year-over-year deposit rates on existing accounts as well as the continued improvement in the overall mix of interest bearing liabilities. The Bancorp realized an overall increase in total average deposits between years of approximately $3.3 billion highlighted by a 36% year-over-year increase in average transaction account balances reflecting both the Bancorp's emphasis on deposits as an important source of funding and a shift in deposit mix to transaction accounts. The cost of borrowed funds, including foreign office deposits, federal funds borrowed, short-term bank notes, other short-term borrowings and long-term debt, decreased by 162 bps in 2002, to 3.18%, from 4.80% in 2001. The contribution of free funding to the net interest margin was reduced to 54 bps in 2002, from 76 bps in 2001, despite the benefits of a $1.6 billion increase in average demand deposits due to the lower interest rate environment. The Bancorp expects margin and net interest income trends in coming periods will be dependent upon the magnitude of loan demand, the overall level of business activity in the Bancorp's Midwestern footprint and the path of interest rates in the economy.

Average interest-earning assets increased by 7% to $69.1 billion in 2002, an increase of $4.3 billion from 2001. During 2001, interest-earning assets grew by 5% over the prior year. In 2002, sales (including branch divestitures) of loans and leases totaled approximately $9.7 billion compared to $11.6 billion in 2001. Additionally, the Bancorp securitized $1.4 billion of residential mortgage loans in 2001 and retained the resulting securities. The Bancorp continues to use loan sales and securitizations to manage the composition of the balance sheet and to improve balance sheet liquidity. Sales and securitizations permit the Bancorp to grow the origination and servicing functions and to increase revenues without increasing capital leverage.

Average interest-bearing liabilities grew to $54.8 billion during 2002, an increase of 3% over the $53.4 billion average in 2001. Average core deposits (which excludes time deposits, certificates of deposit with balances greater than $100,000 and foreign office deposits) increased $9.5 billion, or 36%, over 2001 and remain the Bancorp's most important and lowest cost source of funding.

Other Operating Income

The table at the top of the page shows the components of other operating income for the five years ended December 31, 2002. Total other operating income increased 22% in 2002 and 21% in 2001. Excluding non-mortgage related security gains, total other

Operating Expense

($ in millions)	2002	2001	2000	1999	1998
Salaries, wages and incentives	**$ 904.9**	845.2	783.2	763.0	693.3
Employee benefits	**201.6**	148.5	144.7	142.3	131.6
Equipment expenses	**79.3**	91.1	100.2	98.3	91.2
Net occupancy expenses	**142.5**	146.2	137.6	131.2	120.4
Other operating expenses	**887.8**	761.8	666.1	649.6	585.1
Total operating expenses	**2,216.1**	1,992.8	1,831.8	1,784.4	1,621.6
Merger-related charges	—	348.6	87.0	108.1	146.3
Total	**$2,216.1**	2,341.4	1,918.8	1,892.5	1,767.9

Management's Discussion and Analysis of Financial Condition and Results of Operations

operating income increased 18% in 2002 and 20% in 2001, as a result of strong growth across both traditional and non-banking business lines.

Electronic payment processing income increased 47% in 2002 and 38% in 2001. The increase in income in 2002 results from continued double-digit growth trends in electronic funds transfer (EFT) and merchant processing generated from a broadly diversified and largely non-cyclical customer base, incremental revenue additions from the fourth quarter 2001 purchase acquisition of Universal Companies (USB) and new customer relationships added during 2002. Excluding the incremental revenue from USB, electronic payment processing revenue increased 27% in 2002 compared to 2001 and 32% in 2001 compared to 2000. Merchant processing revenues increased 81% this year and 44% in 2001 due to the addition of new customers and resulting increases in merchant transaction volumes, as well as the incremental contributions from the fourth quarter 2001 USB acquisition. Excluding the incremental revenue contribution from USB, merchant processing revenues increased 35% in 2002 compared to 2001. Electronic funds transfer revenues grew by 22% this year and 32% in 2001 fueled by higher debit and ATM card usage. The Bancorp handled over 8.2 billion ATM, point-of-sale and e-commerce transactions in 2002, a 24% increase compared to 6.6 billion in 2001, and Fifth Third Processing Solutions' world-class capabilities as a transaction processor position the Bancorp well to continue to take advantage of the opportunities of e-commerce.

Service charges on deposits were $431.1 million in 2002, an increase of 17% over 2001's $367.4 million. Service charges on deposits increased 23% in 2001 compared to 2000. The growth in 2002 was fueled by the expansion of the Bancorp's retail and commercial network, continued sales success in treasury management services, successful sales campaigns promoting retail and commercial deposit accounts, the introduction of new cash management products for commercial customers and the benefit of a lower interest rate environment. Commercial deposit based revenues increased 34% over last year on the strength of new product introductions, growth in treasury management services, successful cross-selling efforts and the benefit of a lower interest rate environment. Retail based deposit revenue increased 8% in 2002 compared to 2001, driven by the success of sales campaigns and direct marketing programs in generating new account relationships in all of the Bancorp's markets.

Investment advisory service income was $336.2 million in 2002, an increase of 10% over 2001's $306.5 million despite a difficult year in the equity markets. Investment advisory service income increased 9% in 2001. Declines in market sensitive service income in 2002 were mitigated by double-digit increases in private banking and in retail brokerage as sales through the retail network increased throughout 2002. The Bancorp continues to focus its sales efforts on integrating services across business lines and working closely with retail and commercial team members to take advantage of a diverse and expanding customer base. The Bancorp continues to be one of the largest money managers in the Midwest and as of December 31, 2002, had $187 billion in assets under care, over $29 billion in assets under management and $12 billion in its proprietary Fifth Third Funds.

Mortgage banking net revenue increased 200% to $187.9 million in 2002 from $62.7 million in 2001. In 2002 and 2001, mortgage banking net revenue was comprised of $345.0 million and $353.1 million, respectively, of total mortgage banking fees, $41.5 million and $1.0 million, respectively, resulting from servicing assets and corresponding gains recognized in various mortgage loan securitizations and sales, $98.2 million and $19.6 million, respectively, in gains and mark-to-market adjustments on both settled and outstanding free-standing derivative instruments and a reduction of $296.8 million and $311.0 million, respectively, in net valuation adjustments and amortization on mortgage servicing rights.

The Bancorp maintains a comprehensive management strategy relative to its mortgage banking activity, including consultation with an outside independent third party specialist, in order to manage a portion of the risk associated with impairment losses incurred on its mortgage servicing rights portfolio as a result of the falling interest rate environment. This strategy includes the utilization of available-for-sale securities and free-standing derivatives as well as engaging in occasional loan securitization and sale transactions. During 2001, the Bancorp began a non-qualifying hedging strategy that includes the purchase of various securities (primarily FHLMC and FNMA agency bonds, US treasury bonds, and PO strips) which combined with the purchase of free-standing derivatives (PO swaps, swaptions and interest rate swaps) are expected to economically hedge a portion of the change in value of the mortgage servicing rights portfolio caused by fluctuating discount rates, earnings rates and prepayment speeds. The decline in primary and secondary mortgage rates during 2002 and 2001 led to historically high refinance rates and corresponding increases in prepayments which led to the recognition of $140.2 million and $199.2 million in 2002 and 2001, respectively, in temporary impairment. Servicing rights are typically deemed impaired when a borrower's loan rate is distinctly higher than prevailing market rates. As a result of the temporary impairment incurred in 2002 and 2001, the Bancorp sold certain securities, originally purchased and designated under the non-qualifying hedging strategy, resulting in net realized gains of $33.5 million and $142.9 million, respectively. Additionally, the Bancorp realized a gain of $61.5 million in 2002 from settled free-standing derivatives and recognized favorable changes in fair value on outstanding free-standing derivatives of $36.7 million, providing a total gain of $98.2 million. The combined results of these available-for-sale security and free-standing derivative transactions, along with the results from securitization activities is $173.2 million in 2002, a net increase of $9.7 million from $163.5 million in 2001. On an overall basis and inclusive of the net security gain component of the Bancorp's mortgage banking risk management strategy, mortgage banking net revenue increased 8% to $221.4 million in 2002 from $205.6 million in 2001.

The Bancorp primarily uses PO strips/swaps to hedge the economic risk of mortgage servicing rights as they are deemed to be the best available instrument for several reasons. POs hedge the mortgage-LIBOR spread because they appreciate in value as a result of tightening spreads. They also provide prepayment protection as they increase in value as prepayment speeds increase (as opposed to mortgage servicing rights that lose value in a faster prepayment environment). Additionally, POs allow the servicer to address geographic factors by purchasing POs in markets in which they service loans. The $78.6 million increase in gains and mark-to-market adjustments on both settled and outstanding free-standing derivative instruments was primarily due to the Bancorp's shift in 2002 towards the use of free-standing derivatives rather than the use of available-for-sale securities as part of its overall hedging strategy and was accompanied by a $109.4 million year-over-year decrease in gains from sales of such securities. This shift was primarily attributable to the increased use of PO swaps during 2002 and the corresponding decrease in coverage provided by non-qualifying available-for-sale securities. As of December 31, 2002, the Bancorp held $147.2

Management's Discussion and Analysis of Financial Condition and Results of Operations

million of U.S. treasury bonds as part of the non-qualifying hedging strategy and a combination of free-standing derivatives including PO swaps, swaptions and interest rate swaps with a fair value of $36.5 million on an outstanding notional amount of $1.8 billion.

In-footprint and total originations were $11.5 billion in 2002 as compared to $8.5 billion and $17.8 billion, respectively, in 2001. In-footprint originations increased in 2002 due to continued declines in primary and secondary mortgage rates while total originations declined due to the Bancorp's divestiture of out-of-footprint origination capacity in 2001. The Bancorp expects the core contribution of mortgage banking to total revenues to decline in 2003 as originations and refinancings begin to slow from recent levels.

The Bancorp's total residential mortgage loan servicing portfolio at the end of 2002 and 2001 was $30.0 billion and $36.1 billion, respectively, with $26.5 billion and $31.6 billion, respectively, of loans serviced for others.

Total other service charges and fees were $579.7 million in 2002, an increase of 7% over 2001. Commercial banking income, cardholder fees, indirect consumer loan and lease fees and bank owned life insurance (BOLI) represent the majority of other service charges and fees.

The commercial banking revenue component of other service charges and fees grew 26% to $157.2 million in 2002, led by international department revenue which includes foreign currency exchange, letters of credit and trade financing. Commercial banking revenues continued to increase as a result of successful sales of commercial deposit relationships and the introduction of new products. Indirect consumer loan and lease fees contributed $69.5 million, up 18% due to an increase in loan and lease originations; cardholder fees from the credit card portfolio provided $51.3 million, an increase of 3% over 2001 due to an overall increase in credit card accounts; and income from BOLI provided $62.1 million, an increase of 19% over 2001. Other service charges and fees were $151.2 million in 2002, compared to $164.5 million in 2001, a decrease of 8%. Other service charges and fees included a pretax gain of $26.4 million from the fourth quarter 2002 sale of the property and casualty insurance product lines and a $7.1 million pretax gain on the third quarter 2002 sale of six branches in Southern Illinois. Comparisons to 2001 are impacted by the $42.7 million pretax gain on the third quarter 2001 sale of 11 branches in Arizona.

The commercial banking revenue component of other service charges and fees of $125.1 million in 2001 represented an increase of 46% over 2000 and resulted primarily from growth in international department revenue. Indirect consumer loan and lease fees increased 21% to $58.9 million in 2001, and cardholder fees provided $49.7 million, up 19%. Other service charges and fees were $164.5 million in 2001, compared to $121.3 million in 2000, an increase of 36%.

Operating Expenses

The Bancorp's proven expense discipline continues to drive its efficiency ratio to levels well below its peer group and the banking industry through the consistent generation of revenue at a rate faster than expenses. The Bancorp's success in controlling operating expenses comes from efficient staffing, a constant focus on process improvement and centralization of various internal functions such as data processing, loan servicing and corporate overhead functions.

Operating expense levels are often measured using an efficiency ratio (operating expenses divided by the sum of taxable equivalent net interest income and other operating income). The efficiency ratio for 2002 was 44.9% compared to 54.8% in 2001. Operating expenses for 2001 include pretax nonrecurring merger-related charges of $348.6 million associated with the merger and integration of Old Kent. Excluding the impact of the 2001 merger charges, the efficiency ratio was 46.6%. Aside from the impact of merger-related charges in 2001, the improvement in the 2002 efficiency ratio was the result of 15% revenue growth outpacing 11% expense growth.

Total operating expenses decreased 5% in 2002 and increased 22% in 2001, including merger-related charges incurred of $348.6 million and $87.0 million in 2001 and 2000, respectively. Excluding the effect of merger-related charges, total operating expenses increased 11% in 2002 and 9% in 2001. The year-over-year increase in operating expenses reflects the growth in all of our markets and increases in spending related to the expansion and improvement of our sales force, growth in the retail banking platform and continuing investment in back-office personnel, technology and infrastructure supporting risk management processes as well as recent and future growth.

Salaries, wages and incentives comprised 41% and 42% of total operating expenses in 2002 and 2001, respectively, excluding merger-related charges incurred in 2001. Compensation expense increased 7% in 2002 and 8% in 2001. The increase in compensation expense for both years primarily relates to the addition of sales officers and back-office personnel to support recent and future growth in the business. Employee benefits expense increased 36% in 2002 resulting primarily from an increase in profit sharing expense due to the inclusion of the former Old Kent employees in the Fifth Third Master Profit Sharing Plan beginning in January 2002. In addition, the 2002 employee

Distribution of Loan and Lease Portfolio

	2002		2001		2000		1999		1998	
($ in millions)	**Amount**	**%**	Amount	%	Amount	%	Amount	%	Amount	%
Commercial, financial and agricultural loans	**$12,742.7**	**27.7%**	$10,807.3	26.0%	$10,669.6	25.1%	$9,879.4	25.4%	$8,833.8	25.9%
Real estate — construction loans	**3,327.0**	**7.2**	3,356.2	8.1	3,222.6	7.6	2,272.2	5.9	1,662.0	4.9
Real estate — mortgage loans	**9,380.1**	**20.5**	10,590.1	25.5	11,862.1	27.8	12,335.5	31.8	12,516.4	36.7
Consumer loans	**15,116.3**	**32.9**	12,564.9	30.2	11,551.1	27.2	9,053.5	23.3	7,209.8	21.1
Lease financing	**5,362.0**	**11.7**	4,229.4	10.2	5,225.0	12.3	5,296.0	13.6	3,893.4	11.4
Loans and leases, net of unearned income	**45,928.1**	**100.0%**	41,547.9	100.0%	42,530.4	100.0%	38,836.6	100.0%	34,115.4	100.0%
Reserve for credit losses	**(683.2)**		(624.1)		(609.3)		(572.9)		(532.2)	
Loans and leases, net of reserve	**$45,244.9**		$40,923.8		$41,921.1		$38,263.7		$33,583.2	
Loans held for sale	**$ 3,357.5**		$ 2,180.1		$ 1,655.0		$ 1,198.4		$ 2,861.3	

Management's Discussion and Analysis of Financial Condition and Results of Operations

benefits expense includes $13.0 million of net pension expense as compared to $2.3 million in 2001. In addition to downward changes to discount rate and rate of return plan assumptions, the increase in net pension expense largely relates to an $18.7 million settlement charge realized from increased levels of lump-sum distributions during 2002 as a result of the headcount reductions that occurred in connection with the integration of Old Kent.

The Bancorp's net pension expense for 2002 and 2001 was $13.0 million and $2.3 million, respectively, and is based upon specific actuarial assumptions, including an expected long-term rate of return of 8.99%. In arriving at an expected long-term rate of return assumption, the Bancorp evaluated actuarial and economic input, including, long-term inflation rate assumptions and broad equity and bond indices long-term return projections. The Bancorp believes the 8.99% long-term rate of return assumption appropriately reflects both projected broad equity and bond indices long-term return projections as well as actual long-term historical Plan returns realized. The Bancorp will continue to evaluate the actuarial assumptions, including the expected rate of return, annually, and will adjust the assumptions as necessary.

The Bancorp based the determination of pension expense on a market-related valuation of assets. This market-related valuation recognizes investment gains or losses over a three-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a three-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

As of December 31, 2002 the Bancorp had cumulative losses of approximately $98.1 million which remain to be recognized in the calculation of the market-related value of assets. These unrecognized net actuarial losses result in an increase in the Bancorp's future pension expense depending on several factors, including whether such losses at each measurement date exceed the corridor in accordance with SFAS No. 87, "Employers' Accounting for Pensions."

The discount rate that the Bancorp utilizes for determining future pension obligations is based on a review of long-term bonds that receive the highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased from 7.25% at December 31, 2001 to 6.75% at December 31, 2002.

Lowering the expected long-term rate of return on Plan assets by .25% (from 8.99% to 8.74%) would have increased the pension expense for 2002 by approximately $.6 million. Lowering the discount rate by .25% (from 7.25% to 7.00%) would have increased the pension expense for 2002 by approximately $.3 million.

The value of the Plan assets has decreased from $264.3 million at

Securities Portfolio at December 31

($ in millions)	2002	2001	2000	1999	1998
Securities Available-for-Sale:					
U.S. Treasury	$ 303.8	96.2	197.9	368.0	918.2
U.S. Government agencies and corporations	2,389.5	1,201.4	1,240.0	1,020.4	815.9
States and political subdivisions	1,089.7	1,218.4	903.5	934.2	967.3
Agency mortgage-backed securities	19,833.4	15,307.7	13,940.0	11,409.8	11,033.0
Other bonds, notes and debentures	1,101.5	1,896.2	1,956.6	1,866.7	1,308.8
Other securities	746.2	786.7	790.8	326.2	541.0
Securities Held-to-Maturity:					
U.S. Treasury	$ —	—	—	3.0	26.3
U.S. Government agencies and corporations	—	—	—	27.5	156.0
States and political subdivisions	51.8	16.4	475.4	599.4	526.1
Agency mortgage-backed securities	—	—	—	87.1	154.2
Other bonds, notes and debentures	—	—	44.7	10.9	28.9
Other securities	—	—	32.5	10.5	34.2

Weighted Average Maturity of Securities at December 31, 2002

	Maturity Under 1 Year		1-5 Year Maturity		6-10 Year Maturity		Over 10 Year Maturity		Total	
($ in millions)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities Available-for-Sale:										
U.S. Treasury	$ 26.6	3.89%	$ 126.2	4.29%	$150.8	3.81%	$ .2	8.36%	$ 303.8	4.01%
U.S. Government agencies and corporations	5.5	6.72	1,448.2	4.18	562.0	5.99	373.8	4.26	2,389.5	4.61
States and political subdivisions *(a)*	48.1	7.54	179.8	7.59	341.3	7.34	520.5	7.24	1,089.7	7.34
Agency mortgage-backed securities *(b)*	980.7	5.13	18,072.3	5.24	763.3	6.17	17.1	6.29	19,833.4	5.27
Other bonds, notes and debentures *(c)*	318.7	6.45	643.9	6.30	115.1	7.39	23.8	6.10	1,101.5	6.45

Maturities of mortgage-backed securities were estimated based on historical and predicted prepayment trends. Yields are computed based on historical cost balances.
(a) Taxable-equivalent yield using the statutory rate in effect.
(b) Included in agency mortgage-backed securities available-for-sale are floating-rate securities totaling $356.9 million.
(c) Included in other bonds, notes and debentures available-for-sale are floating-rate securities totaling $241.7 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

December 31, 2001 to $176.7 million at December 31, 2002. The investment performance returns and declining discount rates have reduced the Bancorp's funded Plan status, net of benefit obligations, from $1.5 million at December 31, 2001 to an unfunded status of $66.0 million at December 31, 2002. Despite the recent reductions in the funded status of the Plan, the Bancorp believes that, based on the actuarial assumptions, the Bancorp will not be required to make a cash contribution to the Plan in 2003; however, a contribution in 2004 is likely.

Full-time-equivalent (FTE) employees were 19,119 at December 31, 2002, up from 18,373 at December 31, 2001 and down from 20,468 at December 31, 2000. The decrease in FTE employees in 2001 as compared to 2000 largely relates to the divestiture of out-of-market mortgage operations in the third quarter of 2001.

Equipment expense decreased 13% in 2002 and 9% in 2001 primarily due to dispositions related to the Old Kent acquisition. Net occupancy expenses decreased 3% in 2002 largely related to the elimination of duplicate facilities in connection with the integration of Old Kent and increased 6% in 2001. Contributing to net occupancy expense growth in 2001 was the utilization of additional office rental space to support growth and repairs and maintenance expense to the existing branch network.

Other operating expenses increased to $887.8 million in 2002, up $126.0 million or 17% over 2001 and increased $95.7 million or 14% in 2001 over 2000. Volume-related expenses and higher loan and lease processing costs from strong origination volumes in our processing and fee businesses contributed to the increases in 2002 and 2001 other operating expenses. Other operating expenses in 2002 also include approximately $82 million pretax ($53 million after-tax) for certain charged-off treasury related aged receivable and in-transit reconciliation items.

During the third quarter of 2002, in connection with overall data validation procedures completed in preparation for a conversion and implementation of a new treasury investment portfolio accounting system, and a review of related account reconciliations, the Bancorp became aware of a misapplication of proceeds from a mortgage loan securitization against unrelated treasury items in a treasury clearing account. Upon this discovery and after rectifying the mortgage loan securitization receivable, a treasury clearing account used to process entries into and out of the Bancorp's securities portfolio went from a small credit balance to a debit balance of approximately $82 million consisting of numerous posting and settlement items, all relating to the Bancorp's investment portfolio. Upon concluding that the $82 million balance did not result from a single item but rather numerous settlement and reconciliation items, many of which had aged or for which no sufficient detail was readily available for presentment for claim from counterparties, the Bancorp recorded a charge-off for these items because it became apparent that any collection would be uncertain, and, if achieved, time consuming and would require a significant amount of focused research. The Bancorp is and has been reviewing and reconciling all entries posted to this treasury clearing and other related settlement accounts from March 2000 through September 2002. This period was determined to be most relevant as it reflected the period since the Bancorp's last treasury portfolio accounting system conversion. This review has consisted of reviewing 31 months of data for over 7,500 security CUSIP numbers (many of them associated with multiple monthly entries related to monthly processing and/or paydowns).

The Bancorp is still in the process of investigating the transactions related to the $82 million pretax treasury related charge-off. This investigation has included internal resources, supplemented with external resources with expertise in treasury operations. Since the internal investigation began, the research and reconstruction of the items has continued with no additional loss exposure having been identified to date. Based on the reviews completed to date by the Bancorp and independent third party experts, the Bancorp has concluded that there is no significant further financial exposure in excess of the amount charged-off in the third quarter. Nor has any specific triggering event been isolated to a period other than the third quarter of 2002, at which time the ultimate collectibility of the full amount of the reconciling items was placed into question. Our investigation has identified no point prior to the third quarter of 2002 for which we can definitively conclude that the items would have been more appropriately charged-off. As a consequence of the discovery of the $82 million deficit in the treasury clearing account and the subsequent review of the clearing account, the Bancorp has initiated, with the assistance of external resources, a more general review of its processes and controls relating to similar clearing and settlement accounts. Although this review is ongoing and will continue, to date the Bancorp has not found any discrepancy or error that would have a significant financial impact. The Bancorp is, however, in the process of improving its procedures and controls for these accounts. See also the "Regulatory Matters" section on page 54 of Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information. The investigation phase has moved to seeking recovery as the Bancorp continues to believe it is likely that a portion of the amount can be recovered, with a definitive conclusion as to the dollar amount dependent upon the successful completion of its investigation. The Bancorp maintains the goal of concluding the recovery phase of its review during the second quarter of 2003.

Loan and lease and bankcard expense increased $67.3 million or 41% in 2002 and $54.7 million or 49% in 2001 due to strong origination and processing volumes. Data processing and operations expense increased $12.3 million or 18% in 2002 primarily due to higher electronic transfer volume from debit and ATM card usage, expansion of business-to-business e-commerce and new sales.

Total operating expenses for 2001 include pretax merger-related charges of $348.6 million related to the acquisition of Old Kent. These charges consist of employee severance and benefit obligations, professional fees, costs to eliminate duplicate facilities and equipment, conversion expenses, contract termination costs and divestiture and shutdown charges. See Note 21 of the Notes to Consolidated Financial Statements for additional discussion.

Securities

The table on page 48 provides a breakout of the weighted average expected maturity of the securities portfolio by security type at December 31. The investment portfolio consists largely of fixed and floating-rate mortgage-related securities, predominantly underwritten to the standards of and guaranteed by the government-sponsored agencies of FHLMC, FNMA and GNMA. These securities differ from traditional debt securities primarily in that they have uncertain maturity dates and are priced based on estimated prepayment rates on the underlying mortgages. The Other Bonds, Notes and Debentures portion of the portfolio at December 31, 2002 consisted of certain non-agency mortgage backed securities totaling approximately $845 million, certain other asset backed securities (primarily home equity and auto loan backed securities) totaling approximately $167 million and corporate bond securities totaling approximately $90 million. The Other Securities portion of the portfolio at December 31, 2002

Management's Discussion and Analysis of Financial Condition and Results of Operations

consisted of Federal Home Loan Bank, Federal Reserve and FNMA stock holdings totaling approximately $618 million and certain mutual fund holdings and equity security holdings totaling approximately $128 million. At December 31, 2002, total available-for-sale and held-to-maturity investment securities were $25.5 billion, compared to $20.5 billion at December 31, 2001, an increase of 24%. The estimated average life of the available-for-sale portfolio is 3.1 years based on current prepayment expectations.

The Bancorp securitized and retained $1.4 billion in 2001 of fixed and adjustable-rate residential mortgages. These securitizations improve liquidity, reduce interest rate risk and the reserve for credit losses and preserve capital. Further securitizations in 2003 are expected.

Loans and Leases

The following tables provide the distribution of commercial and consumer loans and leases, including Loans Held for Sale, by major category at December 31. Additional loan component detail is provided in the table on page 47.

Distribution of Loans and Leases	2002	2001	2000	1999	1998
Commercial:					
Commercial	**25.9%**	24.9	24.3	25.0	24.7
Mortgage	**11.9**	13.9	14.1	14.1	12.0
Construction	**6.1**	7.1	6.4	5.0	4.5
Leases	**6.1**	5.7	5.8	5.3	4.4
Subtotal	**50.0**	51.6	50.6	49.4	45.6
Consumer:					
Installment	**29.6**	27.8	25.5	21.9	18.8
Mortgage	**14.5**	15.6	17.1	19.9	28.6
Credit Card	**1.1**	1.0	.8	.8	.9
Leases	**4.8**	4.0	6.0	8.0	6.1
Subtotal	**50.0**	48.4	49.4	50.6	54.4
Total	**100.0%**	100.0	100.0	100.0	100.0

($ in millions)	2002	2001	2000	1999	1998
Commercial:					
Commercial	**$12,786.0**	10,908.5	10,734.3	10,001.8	9,151.4
Mortgage	**5,885.5**	6,085.1	6,226.8	5,640.0	4,424.5
Construction	**3,009.1**	3,103.5	2,818.9	2,019.1	1,662.0
Leases	**3,019.2**	2,487.1	2,571.3	2,105.7	1,629.8
Subtotal	**24,699.8**	22,584.2	22,351.3	19,766.6	16,867.7
Consumer:					
Installment	**14,583.7**	12,138.1	11,249.5	8,757.1	6,931.1
Mortgage	**7,121.8**	6,815.2	7,570.3	8,003.0	10,569.6
Credit Card	**537.5**	448.2	360.6	318.0	344.7
Leases	**2,342.8**	1,742.3	2,653.7	3,190.3	2,263.6
Subtotal	**24,585.8**	21,143.8	21,834.1	20,268.4	20,109.0
Total	**$49,285.6**	43,728.0	44,185.4	40,035.0	36,976.7

Balance sheet loans and leases, including Loans Held for Sale, increased 13% and decreased 1%, respectively, in 2002 and 2001. The increase in outstandings in 2002 resulted from continued strong consumer loan demand as well as an improved level of commercial and industrial loan demand.

Consumer installment loan balances increased 20% over the prior year on originations of $6.7 billion, an increase of 46% over 2001 originations of $4.6 billion, reflecting strong new customer growth as well as a significant increase in home equity line outstandings from successful 2002 sales campaigns. Residential mortgage loan balances increased 4% over 2001, including Loans Held for Sale, primarily due to strong origination activity late in 2002 and the effects of timing on held for sale flows. Residential mortgage originations totaled $11.5 billion in 2002 down from $17.8 billion in 2001 due to the contribution of $9.3 billion in originations from divested operations in the prior period. Consumer leases increased 34% in 2002 with comparisons to 2001 primarily impacted by the effect of selling, with servicing retained, $1.4 billion of leases in the prior year. Balance sheet loans and leases are affected considerably by the sales and securitizations (including branch divestitures) of approximately $9.7 billion in 2002 and $13.0 billion in 2001.

Commercial loan and lease outstandings, including Loans Held for Sale, increased 9%, compared to an increase of 1% in 2001, on the strength of new customer additions and modest improvement in the level of economic activity in the Bancorp's Midwestern footprint. The following tables provide a breakout of the commercial loan and lease portfolio by major industry classification and size of credit illustrating the diversity and granularity of the Bancorp's portfolio. The commercial loan portfolio is further characterized by 96 percent of outstanding balances and 94 percent of exposures concentrated within the Bancorp's primary market areas of Ohio, Kentucky, Indiana, Florida, Michigan, Illinois, West Virginia and Tennessee. The commercial portfolio overall, inclusive of a national large-ticket leasing business, is characterized by 88 percent of outstanding balances and 89 percent of exposures concentrated within these eight states. As part of its overall credit risk management strategy, the Bancorp emphasizes small participations in individual credits, strict monitoring of industry concentrations within the portfolio and a relationship-based lending approach that determines the level of participation in individual credits based on multiple factors, including the existence of and potential to provide additional products and services.

($ in millions)	Outstanding (a)	Committed Exposure (a)
Manufacturing	**$ 3,090**	**$ 6,814**
Real Estate	**5,230**	**6,084**
Construction	**3,019**	**4,742**
Retail Trade	**2,106**	**3,804**
Business Services	**1,896**	**2,978**
Wholesale Trade	**1,190**	**2,293**
Financial Services & Insurance	**505**	**1,885**
Health Care	**1,015**	**1,523**
Transportation & Warehousing	**1,013**	**1,228**
Other Services	**790**	**1,208**
Accommodation & Food	**897**	**1,074**
Other	**991**	**991**
Individuals	**645**	**907**
Public Administration	**750**	**845**
Communication & Information	**445**	**620**
Agribusiness	**424**	**533**
Entertainment & Recreation	**365**	**470**
Utilities	**113**	**418**
Mining	**216**	**347**
Total	**$24,700**	**$38,764**

($ in millions)	Outstanding (a)	Committed Exposure (a)
Less than $5 million	**67%**	**55%**
$5 million to $15 million	**24**	**27**
$15 million to $25 million	**8**	**11**
Greater than $25 million	**1**	**7**
Total	**100%**	**100%**

(a) Net of unearned income

Management's Discussion and Analysis of Financial Condition and Results of Operations

To maintain balance sheet flexibility and enhance liquidity during 2002 and 2001, the Bancorp transferred, with servicing retained, certain fixed-rate, short-term investment grade commercial loans to an unconsolidated QSPE. The outstanding balances of these loans were $1.8 billion and $2.0 billion at December 31, 2002 and 2001, respectively.

In addition to the loan and lease portfolio, the Bancorp serviced loans and leases for others totaling approximately $31.7 billion and $38.0 billion at December 31, 2002 and 2001, respectively.

Based on repayment schedules at December 31, 2002, the remaining maturities of loans and leases held for investment follows:

($ in millions)	Commercial, Financial and Agricultural Loans	Real Estate Construction Loans	Real Estate Commercial Loans	Residential Mortgage	Consumer Loans	Lease Financing	Total
Due in one year or less......	**$ 7,218.0**	**1,314.7**	**1,252.0**	**1,572.7**	**4,828.4**	**1,320.3**	**17,506.1**
Due between one and five years ...	**4,935.8**	**1,559.1**	**3,855.5**	**1,505.5**	**7,797.4**	**3,904.6**	**23,557.9**
Due after five years ...	**589.0**	**453.2**	**831.4**	**363.1**	**2,490.5**	**1,398.9**	**6,126.1**
Total........	**$12,742.8**	**3,327.0**	**5,938.9**	**3,441.3**	**15,116.3**	**6,623.8**	**47,190.1**

A summary of the remaining maturities of the loan and lease portfolio as of December 31, 2002 based on the sensitivity of the loans and leases to interest rate changes for loans due after one year follows:

($ in millions)	Commercial, Financial and Agricultural Loans	Real Estate Construction Loans	Real Estate Commercial Loans	Residential Mortgage	Consumer Loans	Lease Financing	Total
Predetermined interest rate..	**$2,026.4**	**562.2**	**2,848.8**	**857.5**	**5,221.5**	**5,303.5**	**16,819.9**
Floating or adjustable interest rate..	**$3,498.4**	**1,450.1**	**1,838.1**	**1,011.1**	**5,066.4**	**—**	**12,864.1**

Nonperforming and Underperforming Assets

Nonperforming assets include (1) nonaccrual loans and leases on which the ultimate collectibility of the full amount of interest is uncertain, (2) loans and leases which have been renegotiated to provide for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower and (3) other real estate owned. Underperforming assets include nonperforming assets and loans and leases past due 90 days or more as to principal or interest. For a detailed discussion on the Bancorp's policy on accrual of interest on loans see Note 1 to the Consolidated Financial Statements.

At December 31, 2002, nonperforming assets totaled $272.6 million, compared with $235.1 million at December 31, 2001, an increase of $37.5 million. Nonperforming assets as a percent of total loans, leases and other real estate owned were .59% and .57% for 2002 and 2001, respectively. The $37.5 million increase in nonperforming assets as compared to December 31, 2001 reflects a net increase of $8.3 million in all nonperforming commercial loans and leases, comprised of an increase of $36.3 million in commercial loans and leases, a decrease of $16.6 million in commercial mortgage and a decrease of $11.4 million in construction loans. Additional components of the overall increase in nonperforming assets include a $7.8 million increase in nonperforming residential mortgage loans, a $14.9 million increase in nonperforming consumer loans and a $6.5 million increase in other real estate owned. The increase in nonperforming commercial loans was primarily due to weakness in the manufacturing and commercial real estate sectors in the Chicago, Grand Rapids and Indianapolis markets. Increases in nonperforming residential mortgages were driven by rising trends in unemployment and personal bankruptcies. The level of other real estate owned and nonperforming installment loans reflects the estimated salvage value of underlying collateral associated with previously charged-off assets. The reserve for credit losses as a percent of total nonperforming assets has remained relatively constant between years at 250.6% compared to 265.5% in the prior year.

A summary of nonperforming and underperforming assets at December 31 follows:

($ in millions)	**2002**	2001	2000	1999	1998
Nonaccrual loans and leases..........	**$247.0**	216.0	174.2	133.2	150.5
Renegotiated loans and leases..........	**—**	—	1.6	2.2	5.2
Other real estate owned..	**25.6**	19.1	24.7	19.1	21.4
Total nonperforming assets............	**272.6**	235.1	200.5	154.4	177.1
Ninety days past due loans and leases......	**162.2**	163.7	128.5	83.1	104.0
Total underperforming assets............	**$434.8**	398.8	329.0	237.6	281.1
Nonperforming assets as a percent of total loans, leases and other real estate owned.....	**.59%**	.57	.47	.40	.52
Underperforming assets as a percent of total loans, leases and other real estate owned.....	**.95%**	.96	.77	.61	.82

The portfolio composition of nonaccrual loans and leases and ninety days past due loans and leases as of December 31 follows:

($ in millions)	**2002**	2001	2000	1999	1998
Commercial loans and leases..........	**$158.5**	122.2	73.6	52.9	66.4
Commercial mortgages...	**40.7**	57.3	42.0	24.9	40.8
Construction and land development.........	**14.4**	25.8	10.9	4.0	4.8
Residential mortgages.....	**18.4**	10.6	41.9	48.3	32.7
Installment loans.......	**15.0**	.1	5.8	3.1	5.8
Total nonaccrual loans and leases......	**$247.0**	216.0	174.2	133.2	150.5
Commercial loans and leases..........	**$ 29.5**	25.0	30.7	21.1	19.4
Commercial mortgages...	**18.1**	24.1	6.0	5.0	6.0
Credit card receivables...	**9.1**	7.3	5.5	4.9	6.9
Residential mortgages....	**59.5**	56.1	49.4	36.6	38.1
Installment loans and consumer leases........	**46.0**	51.2	36.9	15.5	33.6
Total ninety days past due loans and leases......	**$162.2**	163.7	128.5	83.1	104.0

Of the total underperforming assets at December 31, 2002, $206.2 million are to borrowers or projects in the Ohio market area, $71.3 million in the Illinois market area, $81.5 million in the Michigan market area, $52.0 million in the Indiana market area,

Management's Discussion and Analysis of Financial Condition and Results of Operations

$20.0 million in the Kentucky market area, $1.3 million in the Tennessee market area, and $2.5 million in the Florida market area.

The Bancorp's long history of low exposure limits, avoidance of national or subprime lending businesses, centralized risk management and diversified portfolio provide an effective position to weather an economic downturn and reduce the likelihood of significant future unexpected credit losses.

Provision and Reserve for Credit Losses

The Bancorp provides as an expense an amount for probable credit losses which is based on a review of historical loss experience and such factors which, in management's judgment, deserve consideration under existing economic conditions. The expected credit loss expense is included in the Consolidated Statements of Income as provision for credit losses. Actual losses on loans and leases are charged against the reserve for credit losses on the Consolidated Balance Sheets. The amount of loans and leases actually removed as assets from the Consolidated Balance Sheets is referred to as charge-offs and net charge-offs include current charge-offs less recoveries in the current period on previously charged-off assets. The Bancorp's credit risk management includes stringent, centralized credit policies, and uniform underwriting criteria for all loans as well as an overall $25 million credit limit for each customer, with limited exceptions. In addition, the Bancorp emphasizes diversification on a geographic, industry and customer level and performs regular credit examinations and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality. The Bancorp has not substantively changed any aspect to its overall approach in the determination of the allowance for loan and lease losses, and there have been no material changes in assumptions or estimation techniques, as compared to prior periods that impacted the determination of the current period allowance. For a detailed discussion regarding factors considered in the determination of the reserve for credit losses see Note 1 to the Consolidated Financial Statements.

Net charge-offs decreased $40.3 million to $186.8 million in 2002, compared to $227.1 million in 2001. Comparisons to 2001 are impacted by the merger-related charge-off of $35.4 million associated with the April 2001 acquisition of Old Kent to conform Old Kent to the Bancorp's reserve and charge-off policies. Net charge-offs as a percentage of loans and leases outstanding decreased 11 bps to .43% in

Summary of Credit Loss Experience

($ in millions)	**2002**	2001	2000	1999	1998
Reserve for credit losses, January 1	**$ 624.1**	609.3	572.9	532.2	509.2
Losses charged off:					
Commercial, financial and agricultural loans	**(80.5)**	(106.2)	(37.4)	(53.6)	(56.8)
Real estate - commercial mortgage loans	**(17.9)**	(11.5)	(21.6)	(17.4)	(14.0)
Real estate - construction loans	**(6.3)**	(2.2)	(1.1)	(1.1)	(1.1)
Real estate - residential mortgage loans	**(9.8)**	(7.2)	(2.6)	(4.7)	(10.2)
Consumer loans	**(115.3)**	(116.3)	(73.5)	(92.2)	(90.7)
Lease financing	**(42.7)**	(65.2)	(39.6)	(40.3)	(31.8)
Total losses	**(272.5)**	(308.6)	(175.8)	(209.3)	(204.6)
Recoveries of losses previously charged off:					
Commercial, financial and agricultural loans	**19.6**	21.6	16.3	14.6	7.7
Real estate - commercial mortgage loans	**4.5**	9.2	9.4	5.0	2.1
Real estate - construction loans	**2.5**	.4	.3	—	.1
Real estate - residential mortgage loans	**.3**	.2	.2	.7	3.2
Consumer loans	**46.6**	38.2	31.7	33.8	34.6
Lease financing	**12.2**	11.9	9.2	13.6	7.2
Total recoveries	**85.7**	81.5	67.1	67.7	54.9
Net losses charged off:					
Commercial, financial and agricultural loans	**(60.9)**	(84.6)	(21.1)	(39.0)	(49.1)
Real estate - commercial mortgage loans	**(13.4)**	(2.3)	(12.2)	(12.4)	(11.9)
Real estate - construction loans	**(3.8)**	(1.8)	(.8)	(1.1)	(1.0)
Real estate - residential mortgage loans	**(9.5)**	(7.0)	(2.4)	(4.0)	(7.0)
Consumer loans	**(68.7)**	(78.1)	(41.8)	(58.4)	(56.1)
Lease financing	**(30.5)**	(53.3)	(30.4)	(26.7)	(24.6)
Total net losses charged off	**(186.8)**	(227.1)	(108.7)	(141.6)	(149.7)
Reserve of acquired institutions and other	**(.7)**	5.9	7.4	12.9	(3.7)
Provision charged to operations	**246.6**	200.6	125.7	143.2	156.2
Merger-related provision	**—**	35.4	12.0	26.2	20.2
Reserve for credit losses, December 31	**$ 683.2**	624.1	609.3	572.9	532.2
Loans and leases outstanding at December 31 *(a)*	**$45,928.1**	$41,547.9	$42,530.4	$38,836.6	$34,115.4
Average loans and leases *(a)*	**$43,529.0**	$42,339.1	$41,303.0	$36,542.7	$33,930.0
Reserve as a percent of loans and leases outstanding	**1.49%**	1.50%	1.43%	1.48%	1.56%
Net charge-offs as a percent of average loans and leases	**.43%**	.54%	.26%	.39%	.44%
Net charge-offs, excluding merger charges as a percent of average loans and leases	**.43%**	.45%	.23%	.32%	.38%
Reserve as a percent of total nonperforming assets	**250.62%**	265.45%	303.85%	370.86%	300.58%
Reserve as a percent of total underperforming assets	**157.12%**	156.49%	185.21%	241.16%	189.33%

(a) Average loans and leases exclude loans held for sale.

Management's Discussion and Analysis of Financial Condition and Results of Operations

ELEMENTS OF THE RESERVE FOR CREDIT LOSSES

($ in millions) December 31	Reserve Amount					Reserve as a Percent of Loans and Leases				
	2002	2001	2000	1999	1998	**2002**	2001	2000	1999	1998
Commercial, financial and agricultural loans	**$158.5**	117.9	106.8	121.0	85.0	**1.24%**	1.09	1.00	1.22	0.96
Real estate — commercial mortgage loans	**116.7**	102.6	102.8	122.8	101.4	**1.98**	1.69	1.65	2.18	2.14
Real estate — construction loans	**41.4**	32.5	27.9	20.2	16.4	**1.24**	0.97	0.87	0.89	0.99
Real estate — residential mortgage loans	**43.4**	31.1	17.7	24.5	11.1	**1.24**	0.69	0.31	0.37	0.14
Consumer loans	**141.3**	131.6	134.2	126.8	161.7	**.93**	1.05	1.16	1.40	2.24
Lease financing	**131.8**	100.7	113.3	82.1	83.1	**2.46**	2.38	2.17	1.55	2.13
Unallocated reserve	**50.1**	107.7	106.6	75.5	73.5	**0.11**	0.26	0.25	0.19	0.22
Total reserve for credit losses	**$683.2**	624.1	609.3	572.9	532.2	**1.49%**	1.50	1.43	1.48	1.56

2002 from .54% in 2001. The effect of the $35.4 million merger-related charge-off to 2001 net charge-offs as a percentage of loans and leases outstanding was 9 bps. The decrease was due to lower net charge-offs on both commercial and consumer loans and leases. Total commercial net charge-offs were $60.9 million, compared with $84.6 million in 2001. The ratio of commercial loan net charge-offs to average loans outstanding in 2002 was .52%, down from .79% in 2001. Aside from the merger-related charge-off, the decrease in commercial loan net charge-offs in 2002 reflected several factors, including improved credit performance in the Bancorp's Toledo, Evansville and Detroit markets and an increase in the size of the commercial portfolio. Total commercial mortgage net charge-offs in 2002 were $13.4 million, compared with $2.3 million in 2001, largely related to weakness in the Chicago commercial real estate sector. Total consumer loan net charge-offs in 2002 were $68.7 million, compared with $78.1 million in 2001. The ratio of consumer loan net charge-offs to average loans in 2002 was .49%, down from .65% in 2001. The decrease in the consumer loan net charge-off ratio was primarily attributable to growth in the overall loan portfolio from increased loan demand. The following table illustrates net charge-offs as a percentage of average loans and leases outstanding by loan category:

Net Charge-offs as a Percentage of Average Loans and Leases Outstanding

December 31	**2002**	2001	2000	1999	1998
Commercial, financial and agricultural loans	**.52%**	.79	.20	.41	.55
Real estate— commercial mortgage loans	**.23%**	.04	.21	.25	.27
Real estate— construction loans	**.12%**	.06	.03	.05	.06
Real estate— residential mortgage loans	**.23%**	.14	.04	.05	.08
Consumer loans	**.49%**	.65	.41	.72	.79
Lease financing	**.65%**	1.13	.58	.58	.70
Weighted Average Ratio	**.43%**	.54	.26	.39	.44

The reserve for credit losses totaled $683.2 million at December 31, 2002 and $624.1 million at December 31, 2001. The reserve for credit losses at December 31, 2002 was 1.49% of the total loan and lease portfolio compared to 1.50% at December 31, 2001. An analysis of the changes in the reserve for credit losses, including charge-offs, recoveries and provision is presented on page 52. The increase in the reserve for credit losses in the current year compared to 2001 is primarily due to the overall increase in the total loan and lease portfolio as well as the increase in nonperforming and underperforming assets at December 31, 2002 as compared to December 31, 2001. The total reserve for credit losses as a percent of nonperforming assets decreased 6% to 250.6% at December 31, 2002, compared with 265.5% at December 31, 2001. The total reserve for credit losses as a percent of underperforming assets increased 1% to 157.1% at December 31, 2002, compared with 156.5% at December 31, 2001. The table on the top of this page provides the amount of the reserve for credit losses by loan and lease category. The reserve established for commercial loans increased $40.6 million to $158.5 million in 2002. The increase is largely reflective of growth in the portfolio, particularly in the Cincinnati, Chicago, Grand Rapids, and Detroit markets with the overall increase as a percent of loans and leases also indicative of the increase in the level of nonperforming assets. The reserve established for consumer loans increased $9.7 million to $141.3 million in 2002. The increase in the reserve is largely a result of the overall increase in the total loan balance resulting from the sales success of the Bancorp's direct installment loan campaigns, featuring the Equity Flexline product, with the decrease as a percent of loans and leases indicative of improving credit performance as seen in the decline in charge-offs as compared to 2001. The reserve for lease financing increased $31.1 million to $131.8 million in 2002. The increase is largely in line with the growth of $1.1 billion in the leasing portfolio in 2002. The reserve established for residential mortgage loans increased $12.3 million to $43.4 million in 2002. The increase in the reserve is largely reflective of increased charge-off experience realized in 2002 as well as an increase in the level of nonperforming assets. The reserve established for commercial mortgage increased $14.1 million to $116.7 million in 2002. The increase in the reserve is largely reflective of increased charge-off experience realized in 2002. An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. The unallocated reserve was $50.1 million at December 31, 2002.

Deposits

Interest-earning assets are funded primarily by core deposits. The tables on page 54 show the relative composition of the Bancorp's average deposits and the change in average deposit sources during the last five years. Other time deposits are comprised of consumer certificates of deposit. Foreign office deposits are denominated in amounts greater than $100,000.

Strong transaction deposit growth trends continued in 2002 as the Bancorp maintained its focus on sales and promotional campaigns that increased Retail and Commercial deposits. Average interest checking, savings and demand deposit balances rose 41%, 92% and 21% respectively, from 2001 average levels. Overall, the Bancorp experienced deposit growth across all of its regional markets due to the popularity of existing products, such as Totally Free Checking, Platinum One, MaxSaver, Business 53, and the new e53

Management's Discussion and Analysis of Financial Condition and Results of Operations

Checking and Capital Management Account products. The Bancorp's competitive deposit products and continuing focus on expanding its customer base and increasing market share is evident in the 36% increase in average transaction account balances over 2001 levels. These balances represent an important source of funding and revenue growth opportunity as the Bancorp focuses on selling additional products and services into an expanding customer base. The Bancorp also realized a decrease in time deposit balances, largely resulting from the declining interest rate environment.

Distribution of Average Deposits

	2002	2001	2000	1999	1998
Demand	**18.3%**	16.2	14.1	14.8	14.2
Interest checking	**33.2**	25.2	21.5	20.8	17.7
Savings	**19.3**	10.8	13.1	15.1	15.9
Money market	**2.4**	5.5	2.1	3.2	3.7
Other time	**19.2**	29.5	30.9	33.7	38.1
Certificates–$100,000 and over	**3.5**	8.4	9.5	10.1	9.7
Foreign office	**4.1**	4.4	8.8	2.3	.7
Total	**100.0%**	100.0	100.0	100.0	100.0

Change in Average Deposit Sources

($ in millions)	2002	2001	2000	1999	1998
Demand	**$1,558.3**	1,137.2	178.5	452.0	694.9
Interest checking	**4,750.1**	1,957.8	978.1	1,522.5	821.7
Savings	**4,536.4**	(870.4)	(407.9)	(125.0)	1,783.7
Money market	**(1,389.1)**	1,612.4	(388.5)	(143.4)	(1,037.2)
Other time	**(4,070.2)**	(243.3)	(141.7)	(1,258.9)	(770.3)
Certificates–$100,000 and over	**(2,131.4)**	(462.0)	86.2	340.5	(316.9)
Foreign office	**25.5**	(1,903.3)	2,943.2	682.5	(170.8)
Total change	**$3,279.6**	1,228.4	3,247.9	1,470.2	1,005.1

Short-Term Borrowings

Short-term borrowings consist primarily of short-term excess funds from correspondent banks, securities sold under agreements to repurchase and commercial paper issuances. Short-term borrowings primarily fund short-term, rate-sensitive earning-asset growth. Average short-term borrowings as a percentage of average interest-earning assets decreased from 14% in 2001 to 10% in 2002, reflecting the Bancorp's continued success in attracting deposit accounts and utilizing them to fund a relatively higher proportion of interest-earning assets. As the following table of average short-term borrowings and average Federal funds loaned indicates, the Bancorp was a net borrower of $7.0 billion in 2002, down from $8.7 billion in 2001.

Average Short-Term Borrowings

($ in millions)	2002	2001	2000	1999	1998
Federal funds borrowed	**$3,261.9**	3,681.7	4,800.6	4,442.6	3,401.3
Short-term bank notes	**1.6**	9.8	1,102.5	1,053.2	1,184.6
Other short-term borrowings	**3,926.8**	5,107.6	3,821.6	3,077.0	2,509.5
Total short-term borrowings	**7,190.3**	8,799.1	9,724.7	8,572.8	7,095.4
Federal funds loaned	**(154.6)**	(68.8)	(117.5)	(223.4)	(241.0)
Net funds borrowed	**$7,035.7**	8,730.3	9,607.2	8,349.4	6,854.4

Capital Resources

The Bancorp maintains a relatively high level of capital as a margin of safety for its depositors and shareholders. At December 31, 2002, shareholders' equity was $8.5 billion compared to $7.6 billion at December 31, 2001, an increase of $836 million, or 11%.

The Bancorp and each of its subsidiaries had Tier 1, total capital and leverage ratios above the well-capitalized levels at December 31, 2002 and 2001. The Bancorp expects to maintain these ratios above the well capitalized levels in 2003.

The following table provides capital and liquidity ratios for the last three years:

	2002	2001	2000
Average shareholders' equity to			
Average assets	**10.93%**	10.28	8.98
Average deposits	**16.75%**	15.91	13.47
Average loans and leases	**18.00%**	16.18	14.01

In December 2001, and as amended in May 2002, the Board of Directors authorized the repurchase in the open market, or in any private transaction, of up to three percent of common shares outstanding. In 2002, the Bancorp purchased approximately 11.7 million shares of common stock for an aggregate amount of approximately $719.5 million. At December 31, 2002, the total remaining common stock repurchase authority was approximately 5.6 million shares.

Foreign Currency Exposure

At December 31, 2002 and 2001, the Bancorp maintained foreign office deposits of $3.8 billion and $1.2 billion, respectively. These foreign deposits represent U.S. dollar denominated deposits in the Bancorp's foreign branch located in the Cayman Islands. Balances increased from the prior year as the Bancorp utilized these deposits to aid in the funding of earning asset growth. In addition, the Bancorp enters into foreign exchange derivative contracts for the benefit of customers involved in international trade to hedge their exposure to foreign currency fluctuations. Generally, the Bancorp enters into offsetting third-party forward contracts with approved reputable counter-parties with comparable terms and currencies that are generally settled daily.

Regulatory Matters

On November 7, 2002, the Bancorp received a supervisory letter from the Federal Reserve Bank of Cleveland and the Ohio Department of Commerce, Division of Financial Institutions relating to matters including procedures for access to the general ledger and other books and records; segregation of duties among functional areas; procedures for reconciling transactions; the engagement of third party consultants; and efforts to complete the review of the $82 million ($53 million after tax) charged-off treasury-related aged receivable and in-transit reconciliation items. In addition, the supervisory letter imposes a moratorium on future acquisitions, including Franklin Financial Corporation, until the supervisory letter has been withdrawn by both the Federal Reserve Bank of Cleveland and the Ohio Department of Commerce, Division of Financial Institutions. These two agencies continue to examine these and other areas of the Bancorp, and the Bancorp will continue to cooperate fully with these agencies. Based on preliminary discussions with the regulators, the Bancorp believes some form of formal regulatory action will be taken, but is unable to predict what that action may be. Based on these

Management's Discussion and Analysis of Financial Condition and Results of Operations

preliminary discussions with the Federal Reserve and the State of Ohio, the Bancorp believes that the resulting agreement with the supervisory agencies will be formal and contain commitments to third-party reviews of certain functions.

The Bancorp is continuing to take aggressive steps to enhance its risk management, internal audit and internal controls. The Bancorp expects these activities, many of which have been implemented or are in the process of being implemented, will serve to mitigate the risk of any potential future losses as well as addressing any regulatory concerns. Additionally, the first two phases of third party reviews of certain account reconciliations have been completed with the third and final phase of third party reviews commencing in the first quarter of 2003 and encompassing all remaining account reconciliations. The Bancorp does remain optimistic that the steps taken in conjunction with the ongoing examination will make the organization stronger through the development of new and expanded risk management, audit and infrastructure processes.

On November 12, 2002, the Bancorp was informed by a letter from the Securities and Exchange Commission that the Commission was conducting an informal investigation regarding the after-tax charge of $54 million reported in the Bancorp's Form 8-K dated September 10, 2002 and the existence or effects of weaknesses in financial controls in the Bancorp's Treasury and/or Trust operations. The Bancorp has responded to the Commission's initial requests and intends to continue to fully comply and assist the Commission in this review.

Critical Accounting Policies

Reserve for Credit Losses: The Bancorp maintains a reserve to absorb probable loan and lease losses inherent in the portfolio. The reserve for credit losses is maintained at a level the Bancorp considers to be adequate to absorb probable loan and lease losses inherent in the portfolio and is based on ongoing quarterly assessments and evaluations of the collectibility and historical loss experience of loans and leases. Credit losses are charged and recoveries are credited to the reserve. Provisions for credit losses are based on the Bancorp's review of the historical credit loss experience and such factors which, in management's judgment, deserve consideration under existing economic conditions in estimating probable credit losses. In determining the appropriate level of reserves, the Bancorp estimates losses using a range derived from "base" and "conservative" estimates. The Bancorp's methodology for assessing the appropriate reserve level consists of several key elements, as discussed below. The Bancorp's strategy for credit risk management includes stringent, centralized credit policies, and uniform underwriting criteria for all loans as well as an overall $25 million credit limit for each customer, with limited exceptions. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Bancorp. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Any reserves for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. The Bancorp evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations. The loss rates are derived from a migration analysis, which computes the net charge-off experience sustained on loans according to their internal risk grade. These grades encompass ten categories that define a borrower's ability to repay their loan obligations. The risk rating system is intended to identify and measure the credit quality of all commercial lending relationships.

Homogenous loans, such as consumer installment, residential mortgage loans, and automobile leases are not individually risk graded. Rather, standard credit scoring systems are used to assess credit risks. Reserves are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history by loan category. Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, credit score migration comparisons, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Bancorp's internal credit examiners.

An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Reserves on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

The Bancorp's primary market areas for lending are Ohio, Kentucky, Indiana, Florida, Michigan, Illinois, West Virginia and Tennessee. When evaluating the adequacy of reserves, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions has on the Bancorp's customers.

The Bancorp has not substantively changed any aspect to its overall approach in the determination of the allowance for loan losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Based on the procedures discussed above, management is of the opinion that the reserve of $683.2 million was adequate, but not excessive, to absorb estimated credit losses associated with the loan and lease portfolio at December 31, 2002.

Valuation of Derivatives: The Bancorp maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. Derivative instruments that the Bancorp may use as part of its interest rate risk management strategy include interest rate and principal only swaps, interest rate floors, forward contracts and both futures contracts and options on futures contracts. The primary risk of material changes to the value of the derivative instruments is fluctuation in interest rates; however, as the Bancorp principally utilizes these derivative instruments as part of a designated hedging program, the change in the derivative value is generally offset by a corresponding change in the value of the hedged item or a forecasted transaction. The fair values of derivative financial

Management's Discussion and Analysis of Financial Condition and Results of Operations

instruments are based on current market quotes.

Valuation of Securities: The Bancorp's available-for-sale security portfolio is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available-for-sale and held-to-maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security's performance, the credit worthiness of the issuer and the Bancorp's ability to hold the security to maturity. A decline in value that is considered to be other-than-temporary is recorded as a loss within Other Operating Income in the Consolidated Statements of Income.

Valuation of Mortgage Servicing Rights: When the Bancorp sells loans through either securitizations or individual loan sales in accordance with its investment policies, it may retain one or more subordinated tranches, servicing rights, interest-only strips, credit recourse and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized or sold loans. Gain or loss on sale or securitization of the loans depends in part on the previous carrying amount of the financial assets sold or securitized, allocated between the assets sold and the retained interests based on their relative fair value at the date of sale or securitization. To obtain fair values, quoted market prices are used if available. If quotes are not available for retained interests, the Bancorp calculates fair value based on the present value of future expected cash flows using both management's best estimates and third party data sources for the key assumptions — credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved.

Servicing rights resulting from loan sales are amortized in proportion to, and over the period of estimated net servicing revenues. Servicing rights are assessed for impairment periodically, based on fair value, with temporary impairment recognized through a valuation allowance and permanent impairment recognized through a write-off of the servicing asset and related valuation reserve. For purposes of measuring impairment, the rights are stratified based on interest rate and original maturity. Fees received for servicing mortgage loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in operating income as loan payments are received. Costs of servicing loans are charged to expense as incurred.

Key economic assumptions used in measuring any potential impairment of the servicing rights include the prepayment speed of the underlying mortgage loans, the weighted-average life of the loan and the discount rate. The primary risk of material changes to the value of the mortgage servicing rights resides in the potential volatility in the economic assumptions used, particularly the prepayment speed. The Bancorp monitors this risk and adjusts its valuation allowance as necessary to adequately reserve for any probable impairment in the portfolio.

Related Party Transactions

At December 31, 2002 and 2001, certain directors, executive officers, principal holders of Bancorp common stock and associates of such persons were indebted, including undrawn commitments to lend, to the Bancorp's banking subsidiaries in the aggregate amount, net of participations, of $485.8 million and $469.9 million, respectively. As of December 31, 2002 and 2001, the outstanding balance on loans to related parties, net of participations and undrawn commitments, was $160.2 million and $168.2 million, respectively.

Commitments to lend to related parties as of December 31, 2002, net of participations, were comprised of $321.9 million in loans and guarantees for various business and personal interests made to the Bancorp and subsidiary directors and $3.7 million to certain executive officers. This indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time of comparable transactions with unrelated parties.

None of the Bancorp's affiliates, officers, directors or employees have an interest in or receive any remuneration from any special purpose entities or qualified special purpose entities with which the Bancorp transacts business.

Liquidity and Market Risk

Managing risk is an essential component of successfully operating a financial services company. Among the most prominent risk exposures are interest rate, market and liquidity risk. The objective of the Bancorp's asset/liability management function is to maintain consistent growth in net interest income within the Bancorp's policy limits. This objective is accomplished through management of the Bancorp's balance sheet composition, liquidity, and interest rate risk exposures arising from changing economic conditions, interest rates and customer preferences.

The goal of liquidity management is to provide adequate funds to meet changes in loan and lease demand or unexpected deposit withdrawals. This is accomplished by maintaining liquid assets in the form of investment securities, maintaining sufficient unused borrowing capacity in the national money markets and delivering consistent growth in core deposits. In addition to the sale of available-for-sale portfolio securities, asset-driven liquidity is also provided by the Bancorp's ability to sell or securitize loan and lease assets. The Bancorp also has in place a shelf registration with the Securities and Exchange Commission permitting ready access to the public debt markets. As of December 31, 2002, $2.0 billion of debt or other securities were available for issuance under this shelf registration. These sources, in addition to the Bancorp's 10.93% average equity capital base, provide a stable funding base.

In June 2002, Moody's raised its senior debt rating for the Bancorp to Aa2 from Aa3, a rating equaled or surpassed by only three other U.S. bank holding companies. This upgrade by Moody's reflects the capital strength and financial stability of the Bancorp and further demonstrates the continued confidence of the rating agencies.

The following table exhibits the Bancorp's and its subsidiary banks' debt ratings as of December 31, 2002:

	Moody's	Standard & Poor's	Fitch
Fifth Third Bancorp			
Commercial Paper	Prime-1	A-1+	F1+
Senior Debt	Aa2	AA-	AA-
Fifth Third Bank and Fifth Third Banks of Michigan, Indiana, Kentucky, Inc. and Northern Kentucky			
Short-Term Deposit	Prime-1	A-1+	F1+
Long-Term Deposit	Aa1	AA-	AA

These debt ratings, along with capital ratios significantly above regulatory guidelines, provide the Bancorp with additional liquidity. In addition to core deposit funding, the Bancorp accesses a variety of other short-term and long-term funding sources which include

Management's Discussion and Analysis of Financial Condition and Results of Operations

the use of the Federal Home Loan Bank (FHLB) as a funding source and issuing notes payable through its FHLB member subsidiaries. Management does not rely on any one source of liquidity and manages availability in response to changing balance sheet needs. Given the continued strength of the balance sheet, stable credit quality, risk management policies and revenue growth trends, management does not expect any downgrade in the credit ratings based on financial performance in the upcoming year.

Management considers interest rate risk the Bancorp's most significant market risk. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. Consistency of the Bancorp's net interest income is largely dependent upon the effective management of interest rate risk.

The Bancorp employs a variety of measurement techniques to identify and manage its interest rate risk including the use of an earnings simulation model to analyze net interest income sensitivity to changing interest rates. The model is based on actual cash flows and repricing characteristics for all of the Bancorp's financial instruments and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and liabilities. The model also includes senior management projections for activity levels in each of the product lines offered by the Bancorp. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain, and as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

The Bancorp's Asset/Liability Management Committee (ALCO), which includes senior management representatives and reports to the Board of Directors, monitors and manages interest rate risk within Board-approved policy limits. The Bancorp's current interest rate risk policy limits are determined by measuring the anticipated change in net interest income over a 24 month horizon assuming a 200 basis point linear increase or decrease in all interest rates. Current policy limits this exposure to plus or minus 7% of net interest income for the first and second year.

The following table shows the Bancorp's estimated earnings sensitivity profile as of December 31, 2002:

Change in Interest Rates (basis points)	Percentage Change in Net Interest Income	
	Year 1	Year 2
+200	1.8%	6.2%
-125	(2.0)%	(6.9)%

Given a linear 200 bp increase in the yield curve used in the simulation model, it is estimated that net interest income for the Bancorp would increase by 1.8% in the first year and 6.2% in the second year. A 125 bp linear decrease in interest rates would decrease net interest income by 2.0% in the first year and an estimated 6.9% in the second year. The ALCO limits are established for a 200 basis point linear increase or decrease in all interest rates. The Bancorp is in compliance with the interest rate risk policy for the increase in rates by 200 basis points. The Bancorp's ALCO, along with senior management, have deemed the risk of a 200 bp decrease in rates to be low as a 200 bp decrease would result in a negative short term interest rate and therefore has measured the risk of decrease in the interest rate at 125 basis points. The Bancorp's interest rate risk profile has been impacted by the origination of floating rate home equity lines and increases in core deposits, which do not always move in step with market rates. The Bancorp's ALCO, along with senior management, views the origination of home equity products and gathering of core deposits as beneficial to the strength and stability of the Bancorp's balance sheet and earnings. Management does not expect any significant adverse effect to net interest income in 2003 based on the composition of the portfolio and anticipated trends in rates.

In order to reduce the exposure to interest rate fluctuations and to manage liquidity, the Bancorp has developed securitization and sale procedures for several types of interest-sensitive assets. The majority of long-term, fixed-rate single family residential mortgage loans underwritten according to Federal Home Loan Mortgage Corporation or Federal National Mortgage Association guidelines are sold for cash upon origination. Periodically, additional assets such as adjustable-rate residential mortgages, certain consumer leases and certain short-term commercial loans are also securitized, sold or transferred off balance sheet. In 2002 and 2001, a total of $9.9 billion and $12.0 billion, respectively, were sold, securitized, or transferred off balance sheet (excluding $1.2 billion of divestiture related sales in 2001).

Management focuses its efforts on consistent net interest revenue and net interest margin growth through each of the retail and wholesale business lines.

New Accounting Pronouncements

In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was issued. This statement discontinued the practice of amortizing goodwill and indefinite lived intangible assets and initiated an annual review for impairment. Impairment is to be examined more frequently if certain indicators are encountered. The Bancorp has completed the initial and the annual goodwill impairment test required by this standard and has determined that no impairment exists. Intangible assets with a determinable useful life will continue to be amortized over that period. The Bancorp adopted the amortization provisions of SFAS No. 142 effective January 1, 2002. The effect of the elimination of goodwill amortization increased net income by approximately $34 million in 2002.

The pro forma after-tax effect of the elimination of goodwill amortization as if SFAS No. 142 had been effective in 2001 and 2000 was approximately $34 million and $25 million, respectively. The following table provides an illustration of the impact to diluted earnings per share, ROA, ROE and efficiency ratios as if the new accounting standard was effective beginning January 1, 2000.

	Year Ended			2001 Pro forma	2000 Pro forma
	2002	2001	2000	Restated	Restated
Earnings Per Diluted Share	**$2.76**	$1.86	$1.98	$1.92	$2.02
ROA	**2.18%**	1.55%	1.71%	1.59%	1.75%
ROE	**19.9%**	15.1%	19.1%	15.5%	19.4%
Efficiency Ratio	**44.9%**	54.8%	50.7%	53.8%	49.9%

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

issued for fiscal years beginning after June 15, 2002. Adoption of this standard is not expected to have a material effect on the Bancorp's Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement eliminates the allocation of goodwill to long-lived assets to be tested for impairment and details both a probability-weighted and "primary-asset" approach to estimate cash flows in testing for impairment of a long-lived asset. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of this standard did not have a material effect on the Bancorp's Consolidated Financial Statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." This statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 was effective for transactions occurring after May 15, 2002. Adoption of SFAS No. 145 did not have a material effect on the Bancorp.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to being recognized at the date an entity commits to an exit plan. This statement also establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of this standard is not expected to have a material effect on the Bancorp's Consolidated Financial Statements.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement requires transactions to be accounted for in accordance with SFAS No. 141 and SFAS No. 142. In addition this statement amends SFAS No. 144 to include in its scope long-term customer relationship intangible assets of financial institutions such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. This statement was effective October 1, 2002. Adoption of SFAS No. 147 did not have a material effect on the Bancorp's Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure—an Amendment of FASB Statement No. 123." This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. As permitted by SFAS No. 148, the Bancorp will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock-Based Compensation," for all employee stock option grants and provide all disclosures required. In addition, the Bancorp is awaiting further guidance and clarity that may result from current FASB and IASB stock compensation projects and will continue to evaluate any developments concerning mandated, as opposed to optional, fair-value based expense recognition.

In November, 2002, the FASB issued Interpretation No. 45, (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for periods ending after December 15, 2002. Significant guarantees that have been entered into by the Bancorp are disclosed in Note 15 of the Notes to Consolidated Financial Statements. Adoption of the requirements of FIN 45 is not expected to have a material effect on the Bancorp's Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." This Interpretation clarifies the application of ARB No. 51, "Consolidated Financial Statements," for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. This Interpretation requires variable interest entities to be consolidated by the primary beneficiary which represents the enterprise that will absorb the majority of the variable interest entities' expected losses if they occur, receive a majority of the variable interest entities' residual returns if they occur, or both. QSPE's are exempt from the consolidation requirements of FIN 46. This Interpretation is effective immediately for variable interest entities created after January 31, 2003 and for variable interest entities in which an enterprise obtains an interest after that date. This Interpretation is effective in the first fiscal year or interim period beginning after June 15, 2003 for variable interest entities in which an enterprise holds a variable interest that was acquired before February 1, 2003, with earlier adoption permitted. The Bancorp will adopt the provisions of FIN 46 no later than July 1, 2003.

Upon adoption of the provisions of FIN 46 in 2003, the Bancorp will be required to consolidate a certain special purpose entity (SPE) to which it will be deemed to be the primary beneficiary. Through December 31, 2002, the Bancorp has provided full credit recourse to an unrelated and unconsolidated asset-backed SPE in conjunction with the sale and subsequent lease-back of leased autos. The unrelated and unconsolidated asset-backed SPE was formed for the sole purpose of participating in the sale and subsequent lease-back transactions with the Bancorp. Based on this credit recourse, the Bancorp will be deemed to maintain the majority of the variable interests in this entity and will therefore be required to consolidate. As of December 31, 2002, the total outstanding balance of leased autos sold was $1.4 billion, net of

Management's Discussion and Analysis of Financial Condition and Results of Operations

unearned income. Additionally, upon the adoption of FIN 46, a series of interest rate swaps entered into to hedge certain forecasted transactions with the SPE will no longer qualify as cash flow hedges under SFAS No. 133. As of December 31, 2002, the cumulative effect of a change in accounting principle would have been a loss of approximately $16.9 million, net of tax.

Off-Balance Sheet and Certain Trading Activities

The Bancorp consolidates all of its majority-owned subsidiaries. Unconsolidated investments in which there is greater than 20% ownership are accounted for by the equity method; those in which there is less than 20% ownership are generally carried at cost.

The Bancorp does not participate in any trading activities involving commodity contracts that are accounted for at fair value. In addition, the Bancorp has no fair value contracts for which a lack of marketplace quotations necessitates the use of fair value estimation techniques. The Bancorp's derivative product policy and investment policies provide a framework within which the Bancorp and its affiliates may use certain authorized financial derivatives as an asset/liability management tool in meeting the Bancorp's ALCO capital planning directives, to hedge changes in fair value of its fixed rate mortgage servicing rights portfolio or to provide qualifying customers access to the derivative products market. These policies are reviewed and approved annually by the Audit Committee and the Board of Directors.

As part of the Bancorp's ALCO management, the Bancorp may transfer, subject to credit recourse, certain types of individual financial assets to a non-consolidated QSPE that is wholly owned by an independent third party. In 2002 and 2001, certain primarily fixed-rate short-term investment grade commercial loans were transferred to the QSPE. Generally, the loans transferred, due to their investment grade nature, provide a lower yield and therefore transferring these loans to the QSPE allows the Bancorp to reduce its exposure to these lower yielding loan assets and at the same time maintain these customer relationships. At December 31, 2002, the outstanding balance of loans transferred was $1.8 billion. During 2002, the Bancorp subject to the recourse provision, received from the QSPE $269.8 million in loans. Given the investment grade nature of the loans transferred, as well as the underlying collateral security provided that includes commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities, the Bancorp does not expect this recourse feature to result in a significant use of funds in future periods or losses and therefore, the Bancorp has not maintained any loss reserve related to these loans transferred.

At December 31, 2002, the Bancorp had provided credit recourse on $1.4 billion of leased autos sold to and subsequently leased back from an unrelated asset-backed SPE in transactions that occurred prior to January 1, 2002. Pursuant to this sale-leaseback, the Bancorp has future operating lease payments and corresponding scheduled annual lease receipts from the underlying lessee totaling $1.4 billion, net of unearned income. In the event of default by the underlying lessees and pursuant to the credit recourse provided, the Bancorp is required to reimburse the unrelated asset-backed SPE for all principal related credit losses and a portion of all residual credit losses. The maximum amount of credit risk at December 31, 2002 was $1.2 billion. In the event of nonperformance, the Bancorp has rights to the underlying collateral value of the autos. Consistent with its overall approach in estimating credit losses for auto loans and leases held in its portfolio, the Bancorp maintains an estimated credit loss reserve of approximately $7.0 million and evaluates the adequacy of such reserve on a quarterly basis.

At December 31, 2002, the Bancorp had provided credit recourse on approximately $380 million of residential mortgage loans sold to unrelated third parties. In the event of any customer default, pursuant to the credit recourse provided, the Bancorp is required to reimburse the third party. The maximum amount of credit risk in the event of nonperformance by the underlying borrowers is equivalent to the total outstanding balance of $380 million. In the event of nonperformance, the Bancorp has rights to the underlying collateral value attached to the loan. Consistent with its overall approach in estimating credit losses for residential mortgage loans held in its loan portfolio, the Bancorp maintains an estimated credit loss reserve of approximately $1 million relating to these residential mortgage loans sold.

Finally, the Bancorp utilizes securitization trusts formed by independent third parties to facilitate the securitization process of residential mortgage loans. The cash flows to and from the securitization trusts are principally limited to the initial proceeds from the securitization trust at the time of sale. The Bancorp's securitization policy permits the retention of subordinated tranches, servicing rights, interest-only strips, credit recourse and in some cases a cash reserve account. At December 31, 2002, the Bancorp had retained mortgage servicing assets totaling $263.5 million, an interest-only strip totaling $3.2 million and subordinated tranche security interests totaling $62.9 million.

In January 2002, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". Refer to the New Accounting Pronouncements section of Management's Discussion and Analysis of Financial Condition and Results of Operations for discussion of the impact of this Interpretation to the Bancorp's Consolidated Financial Statements.

Contractual Obligations and Commercial Commitments

As disclosed in the footnotes to the Consolidated Financial Statements, the Bancorp has certain obligations and commitments to make future payments under contracts. At December 31, 2002, the aggregate contractual obligations and commercial commitments are:

Contractual Obligations ($ in millions)	Total	Payments Due by Period Less than 1 Year	1-5 Years	After 5 Years
Long-Term Debt	$8,178.7	874.8	4,417.8	2,886.1
Annual Rental Commitments Under Noncancelable Leases	227.3	40.2	98.5	88.6
Consumer Auto Leases	1,521.7	569.2	952.5	—
Total	$9,927.7	1,484.2	5,468.8	2,974.7

Other Commercial Commitments ($ in millions)	Total	Amount of Commitment – Expiration by Period Less than 1 Year	1-5 Years	After 5 Years
Letters of Credit	$ 4,015.4	508.5	990.1	2,516.8
Commitments to Extend Credit	21,666.6	14,341.6	7,325.0	—
Total	$25,682.0	14,850.1	8,315.1	2,516.8

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONSOLIDATED SIX YEAR SUMMARY OF OPERATIONS

For the Years Ended December 31 ($ in millions, except per share data)	**2002**	2001	2000	1999	1998	1997
Interest Income	**$4,129.4**	4,708.8	4,947.4	4,199.4	4,052.2	3,933.4
Interest Expense	**1,429.1**	2,275.8	2,692.9	2,021.7	2,042.0	2,026.1
Net Interest Income	**2,700.3**	2,433.0	2,254.5	2,177.7	2,010.2	1,907.3
Provision for Credit Losses	**246.6**	200.6	125.7	143.2	156.2	176.6
Merger-Related Loan Loss Provision	—	35.4	12.0	26.2	20.2	—
Net Interest Income After Provision for Credit Losses	**2,453.7**	2,197.0	2,116.8	2,008.3	1,833.8	1,730.7
Other Operating Income	**2,194.1**	1,797.4	1,482.4	1,339.0	1,165.2	904.8
Operating Expenses	**2,216.1**	1,992.8	1,831.8	1,784.4	1,621.6	1,463.7
Merger-Related Charges	—	348.6	87.0	108.1	146.3	—
Income Before Income Taxes, Minority Interest and Cumulative Effect	**2,431.7**	1,653.0	1,680.2	1,454.8	1,231.1	1,171.8
Applicable Income Taxes	**759.3**	550.0	539.1	507.5	423.5	394.6
Income Before Minority Interest and Cumulative Effect	**1,672.4**	1,103.0	1,141.1	947.3	807.6	777.2
Minority Interest, Net of Tax	**37.7**	2.5	—	—	—	—
Income Before Cumulative Effect	**1,634.7**	1,100.5	1,141.1	947.3	807.6	777.2
Cumulative Effect of Change in Accounting Principle, Net of Tax	—	6.8	—	—	—	—
Net Income	**1,634.7**	1,093.7	1,141.1	947.3	807.6	777.2
Dividends on Preferred Stock	**.7**	.7	.7	.7	.7	.7
Net Income Available to Common Shareholders	**$1,634.0**	1,093.0	1,140.4	946.6	806.9	776.5
Earnings Per Share *(a)*	**$ 2.82**	1.90	2.02	1.68	1.44	1.39
Earnings Per Diluted Share *(a)*	**$ 2.76**	1.86	1.98	1.66	1.42	1.37
Cash Dividends Declared Per Share *(a)*	**$ .98**	.83	.70	.58⅔	.47⅓	.37 9/10

CONDENSED CONSOLIDATED BALANCE SHEET INFORMATION

As of December 31 ($ in millions)	**2002**	2001	2000	1999	1998	1997
Securities	**$25,515.9**	20,523.0	19,581.4	16,663.7	16,509.9	15,620.9
Loans and Leases	**45,928.1**	41,547.9	42,530.4	38,836.6	34,115.4	33,906.1
Loans Held for Sale	**3,357.5**	2,180.1	1,655.0	1,198.4	2,861.3	1,590.3
Assets	**80,894.4**	71,026.3	69,658.3	62,156.7	58,201.9	55,260.1
Deposits	**52,208.4**	45,854.1	48,359.5	41,855.8	41,014.0	39,609.0
Short-Term Borrowings	**8,823.1**	7,452.7	6,344.0	10,095.4	6,214.0	6,541.5
Long-Term Debt and Convertible Subordinated Debentures	**8,178.7**	7,029.9	6,238.1	3,278.7	4,285.2	2,952.8
Shareholders' Equity	**8,475.0**	7,639.3	6,662.4	5,562.8	5,371.4	5,004.6

SUMMARIZED QUARTERLY FINANCIAL INFORMATION

	2002				2001			
($ in millions, except per share data)	**Fourth Quarter**	**Third Quarter**	**Second Quarter**	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest Income	**$1,027.9**	**1,036.5**	**1,047.3**	**1,017.7**	1,065.7	1,155.5	1,228.4	1,259.2
Net Interest Income	**698.5**	**677.7**	**678.0**	**646.2**	629.0	608.0	607.7	588.4
Provision for Credit Losses	**72.1**	**55.5**	**64.0**	**55.0**	61.6	47.5	25.6	65.9
Merger-Related Loan Loss Provision	—	—	—	—	—	—	35.4	—
Merger-Related Charges	—	—	—	—	—	129.4	219.2	—
Income Before Income Taxes, Minority Interest and Cumulative Effect	**640.4**	**610.6**	**601.0**	**579.6**	557.0	406.6	239.2	450.3
Net Income Available to Common Shareholders	**423.4**	**416.6**	**404.1**	**390.0**	385.5	279.4	128.7	299.4
Earnings Per Share	**.73**	**.72**	**.69**	**.67**	.67	.48	.22	.52
Earnings Per Diluted Share	**.72**	**.70**	**.68**	**.66**	.65	.47	.22	.51

(a) Per share amounts have been adjusted for the three-for-two stock splits effected in the form of stock dividends paid July 14, 2000 and April 15, 1998 and July 15, 1997.

Consolidated Ten Year Comparison

AVERAGE ASSETS ($ IN MILLIONS)

	Interest-Earning Assets							
Year	Loans and Leases	Federal Funds Loaned *(a)*	Interest-Bearing Deposits in Banks *(a)*	Securities	Total	Cash and Due from Banks	Other Assets	Total Average Assets
2002	**$45,538.6**	**$154.6**	**$184.0**	**$23,246.3**	**$69,123.5**	**$1,551.0**	**$4,969.0**	**$74,998.6**
2001	44,888.2	68.8	132.4	19,736.2	64,825.6	1,482.4	4,980.4	70,663.5
2000	42,690.5	117.5	82.8	18,629.7	61,520.5	1,455.7	4,227.8	66,609.9
1999	38,652.1	223.4	103.8	16,900.9	55,880.2	1,628.1	3,343.8	60,292.3
1998	36,013.8	241.0	134.8	16,090.7	52,480.3	1,565.8	2,781.7	56,305.6
1997	33,850.4	326.9	185.8	15,425.0	49,788.1	1,366.6	2,495.0	53,161.5
1996	30,742.2	324.9	211.6	14,958.5	46,237.2	1,401.5	2,212.1	49,366.6
1995	27,598.3	493.6	182.0	12,714.7	40,988.6	1,364.8	1,715.1	43,607.8
1994	22,848.9	340.2	133.6	11,595.5	34,918.2	1,256.3	1,491.2	37,426.9
1993	20,476.5	292.8	263.4	10,529.4	31,562.1	1,213.3	1,318.4	33,943.6

AVERAGE DEPOSITS AND SHORT-TERM BORROWINGS ($ IN MILLIONS)

	Deposits								
Year	Demand	Interest Checking	Savings	Money Market	Other Time	Certificates–$100,000 and Over	Foreign Office	Total	Short-Term Borrowings	Total
2002	**$8,952.8**	**$16,239.1**	**$9,464.8**	**$1,162.4**	**$9,402.8**	**$1,689.6**	**$2,017.7**	**$48,929.2**	**$7,190.3**	**$56,119.5**
2001	7,394.5	11,489.0	4,928.4	2,551.5	13,473.0	3,821.0	1,992.2	45,649.6	8,799.1	54,448.7
2000	6,257.3	9,531.2	5,798.8	939.1	13,716.3	4,283.0	3,895.5	44,421.2	9,724.7	54,145.9
1999	6,078.8	8,553.1	6,206.6	1,327.6	13,858.0	4,196.8	952.3	41,173.2	8,572.8	49,746.0
1998	5,626.7	7,030.6	6,331.7	1,471.0	15,116.9	3,856.3	269.8	39,703.0	7,095.5	46,798.5
1997	4,931.9	6,208.9	4,548.0	2,508.1	15,887.2	4,173.3	440.5	38,697.9	6,113.0	44,810.9
1996	4,492.5	5,558.6	4,236.8	2,908.8	15,170.6	4,186.4	569.1	37,122.8	4,836.6	41,959.4
1995	4,049.7	5,017.5	3,373.8	2,949.5	12,597.1	3,943.6	1,006.5	32,937.7	4,582.4	37,520.1
1994	3,584.6	3,520.8	4,062.3	4,092.7	10,283.7	2,371.1	814.4	28,729.6	3,543.0	32,272.6
1993	3,172.6	3,241.2	4,213.7	3,914.8	9,699.3	2,004.7	485.5	26,731.8	2,361.0	29,092.8

INCOME ($ IN MILLIONS, EXCEPT PER SHARE DATA)

						Per Share *(b)*					
									Originally Reported		
Year	Interest Income	Interest Expense	Other Operating Income	Operating Expense	Net Income	Earnings	Diluted Earnings	Dividends Declared	Earnings	Diluted Earnings	Dividend Payout Ratio
2002	**$4,129.4**	**$1,429.1**	**$2,194.1**	**$2,216.1**	**$1,634.0**	**$2.82**	**$2.76**	**$.98**	**$2.82**	**$2.76**	**35.5%**
2001	4,708.8	2,275.8	1,797.4	2,341.4	1,093.0	1.90	1.86	.83	1.90	1.86	44.7
2000	4,947.4	2,692.9	1,482.4	1,918.8	1,140.4	2.02	1.98	.70	1.86	1.83	38.2
1999	4,199.4	2,021.7	1,339.0	1,892.5	946.6	1.68	1.66	.58 2/3	1.46	1.43	40.9
1998	4,052.2	2,042.0	1,165.2	1,767.9	806.9	1.44	1.42	.47 1/3	1.20	1.17	40.3
1997	3,933.4	2,026.1	904.8	1,463.7	776.5	1.39	1.37	.37 9/10	1.15	1.13	33.6
1996	3,621.0	1,852.2	748.8	1,418.8	653.7	1.16	1.14	.32 4/5	.95	.93	34.9
1995	3,238.8	1,673.2	616.9	1,222.4	592.5	1.09	1.07	.28 4/9	.86	.84	33.8
1994	2,519.9	1,120.9	520.2	1,096.4	497.8	.96	.94	.23 7/10	.75	.73	32.3
1993	2,314.3	1,002.2	497.0	1,024.0	475.0	.92	.91	.20 1/5	.65	.63	31.8

MISCELLANEOUS AT DECEMBER 31 ($ IN MILLIONS, EXCEPT PER SHARE DATA)

		Shareholders' Equity								
Year	Number of Shares of Stock Outstanding *(b)*	Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Accumulated Nonowner Changes in Equity	Treasury Stock	Total	Per Share *(b)*	Reserve for Credit Losses
2002	**574,355,247**	**$1,295.2**	**$ 9.3**	**$1,441.4**	**$5,904.1**	**$369.0**	**$(544.0)**	**$8,475.0**	**$14.76**	**$683.2**
2001	582,674,580	1,293.5	9.3	1,495.4	4,837.4	7.8	(4.1)	7,639.3	13.11	624.1
2000*(c)*	569,056,843	1,263.3	9.3	1,139.7	4,225.0	27.9	(1.1)	6,662.4	11.71	609.3
1999*(c)*	565,425,468	1,255.2	9.3	896.3	3,708.1	(301.8)	—	5,562.8	9.84	572.9
1998	557,438,774	1,237.5	9.3	786.5	3,261.3	135.8	(58.0)	5,371.4	9.64	532.2
1997	556,356,059	1,235.1	9.3	771.8	3,033.2	139.9	(184.6)	5,004.6	9.00	509.2
1996	564,561,419	1,253.3	9.3	739.5	2,676.2	16.8	(.2)	4,694.9	8.32	483.6
1995	548,266,213	1,217.2	14.3	522.3	2,400.4	46.0	—	4,200.2	7.66	474.0
1994	520,876,043	1,156.3	14.3	255.5	2,086.6	(66.9)	(.2)	3,445.6	6.62	427.4
1993	518,275,600	1,150.6	14.3	183.4	1,818.4	24.1	(.2)	3,190.5	6.16	382.2

(a) Federal funds loaned and interest-bearing deposits in banks are combined in other short-term investments in the Consolidated Financial Statements.
(b) Number of shares outstanding and per share data have been adjusted for stock splits in 2000, 1998, 1997 and 1996.
(c) Excludes the unamortized portion of the 1999 non-officer employee stock grant totaling $2.7 million in 2000 and $4.3 million in 1999.

FIFTH THIRD BANCORP DIRECTORS

George A. Schaefer, Jr.
President & CEO
Fifth Third Bancorp and
Fifth Third Bank

Darryl F. Allen
Retired Chairman
President & CEO
Aeroquip-Vickers, Inc.

John F. Barrett
Chairman, President & CEO
The Western & Southern Life
Insurance Company

Thomas B. Donnell
Chairman Emeritus
Fifth Third Bank
(Northwestern Ohio)

Richard T. Farmer
Chairman
Cintas Corporation

James P. Hackett
President, CEO & Director
Steelcase, Inc.

Joseph H. Head, Jr.
Chairman
Atkins & Pearce, Inc.

Joan R. Herschede
President & CEO
The Frank Herschede Company

Allen M. Hill
Retired President & CEO
DPL, Inc.

Robert L. Koch II
President & CEO,
Koch Enterprises, Inc.

Mitchel D. Livingston, Ph.D.
Vice President for Student
Affairs
University of Cincinnati

Hendrik G. Meijer
Co-Chairman
Meijer, Inc.

Robert B. Morgan
Executive Counselor
Cincinnati Financial
Corporation

James E. Rogers
Chairman, President & CEO
Cinergy Corporation

John J. Schiff, Jr.
Chairman, President & CEO
Cincinnati Financial Corporation

Donald B. Shackelford
Chairman
Fifth Third Bank
(Central Ohio)

Dudley S. Taft
President
Taft Broadcasting Company

Thomas W. Traylor
Chairman & CEO
Traylor Bros., Inc.

David J. Wagner
Former Chairman
Fifth Third Bank (Michigan)

DIRECTORS EMERITI

Neil A. Armstrong
Philip G. Barach
Vincent H. Beckman
J. Kenneth Blackwell
Milton C. Boesel, Jr.
Douglas G. Cowan
Thomas L. Dahl
Ronald A. Dauwe
Gerald V. Dirvin
Nicholas M. Evans
Louis R. Fiore
John D. Geary
Ivan W. Gorr
William A. Hopple III
William J. Keating
Jerry L. Kirby
Michael H. Norris
Brian H. Rowe
C. Wesley Rowles
David B. Sharrock
Stephen Stranahan
N. Beverley Tucker, Jr.
Alton C. Wendzel

FIFTH THIRD BANCORP OFFICERS

George A. Schaefer, Jr.
President & CEO

Neal E. Arnold
Executive Vice President &
Chief Financial Officer

Michael D. Baker
Executive Vice President

David J. DeBrunner
Vice President & Controller

Diane L. Dewbrey
Senior Vice President

James R. Gaunt
Executive Vice President

R. Mark Graf
Senior Vice President and Treasurer

James J. Hudepohl
Executive Vice President

Robert J. King, Jr.
Executive Vice President

Robert P. Niehaus
Executive Vice President

Daniel T. Poston
Senior Vice President & Auditor

Paul L. Reynolds
Executive Vice President,
Secretary & General Counsel

Stephen J. Schrantz
Executive Vice President

Robert A. Sullivan
Executive Vice President

AFFILIATE PRESIDENTS & CEOs

Samuel G. Barnes
Lexington, Kentucky

Todd F. Clossin
Tennessee

John N. Daniel
Southern Indiana

Patrick J. Fehring, Jr.
Eastern Michigan

James R. Gaunt
Louisville, Kentucky

Kevin T. Kabat
Western Michigan

Robert J. King, Jr.
Northeastern Ohio

Colleen M. Kvetko
Florida

Bruce K. Lee
Northwestern Ohio

Timothy T. O'Dell
Central Ohio

John E. Pelizzari
Northern Michigan

Timothy P. Rawe
Northern Kentucky

R. Daniel Sadlier
Western Ohio

Maurice J. Spagnoletti
Central Indiana

Bradlee F. Stamper
Chicago

Raymond J. Webb
Ohio Valley

AFFILIATE CHAIRMEN

H. Lee Cooper
Southern Indiana

Jerry L. Kirby
Western Ohio

Donald B. Shackelford
Central Ohio

William A. Stinnett III
Ohio Valley

James B. Sturges
Central Indiana

John S. Szuch
Northwestern Ohio

FIFTH THIRD BANCORP BOARD COMMITTEES

Executive Committee
George A. Schaefer, Jr.,
Chairman
Thomas B. Donnell
Joseph H. Head, Jr.
Allen M. Hill
John J. Schiff, Jr.
Dudley S. Taft

Stock Option and Compensation Committee
Joseph J. Head, Jr., Chairman
Allen M. Hill
James E. Rogers

Audit Committee
Robert B. Morgan, Chairman
John F. Barrett
Joan R. Herschede

Nominating and Corporate Governance Committee
Dudley S. Taft, Chairman
Darryl E. Allen
Robert L. Koch II
James E. Rogers

Compliance Committee
Joseph H. Head, Jr.
Allen M. Hill
John J. Schiff, Jr.
Dudley S. Taft

CORPORATE OFFICE
Fifth Third Center
Cincinnati, Ohio 45263
(513) 579-5300

WEBSITE
www.53.com

INVESTOR RELATIONS
Neal E. Arnold
Executive Vice President &
Chief Financial Officer
(513) 579-4356
(513) 534-0629 (fax)

Bradley S. Adams
Investor Relations Officer
(513) 534-0983
(513) 534-0629 (fax)

INDEPENDENT AUDITOR
Deloitte & Touche LLP
250 East Fifth Street
Cincinnati, OH 45202

TRANSFER AGENT/ SHAREHOLDER RELATIONS
Fifth Third Bank
Corporate Trust Services
Mail Drop 10AT66-3212
Fifth Third Center
Cincinnati, Ohio 45263
(800) 837-2755
(513) 579-5320 (outside continental U.S.)
8:00 am to 5:00 pm EST
www.Investordirect.53.com

STOCK TRADING
The common stock of Fifth Third Bancorp is traded in the over-the-counter market and is listed under the symbol "FITB" on the Nasdaq National Market.

PRESS RELEASES
For copies of current press releases, please visit our website at www.53.com.



Featured on our cover are, from left to right, Fifth Third Bancorp Board Members Mitchel D. Livingston, Ph.D. and Joan R. Herschede and Fifth Third Affiliate Presidents Bradlee F. Stamper, James R. Gaunt and Robert J. King, Jr.

STOCK DATA

	2002			2001		
	High	Low	Dividends Paid Per Share	High	Low	Dividends Paid Per Share
Fourth Quarter	$66.47	$55.40	$ .26	$63.07	$53.30	$ .23
Third Quarter	$68.54	$55.26	$ .26	$64.77	$50.69	$ .20
Second Quarter	$69.70	$62.45	$ .23	$63.00	$48.88	$ .20
First Quarter	$69.69	$60.10	$ .23	$61.31	$45.69	$ .20

DEBT RATINGS

	Moody's	Standard & Poor's	Fitch
FIFTH THIRD BANCORP			
Commercial Paper	Prime–1	A–1+	F1+
Senior Debt	Aa2	AA-	AA-
FIFTH THIRD BANK AND FIFTH THIRD BANKS OF MICHIGAN; INDIANA; KENTUCKY, INC. AND NORTHERN KENTUCKY			
Short-Term Deposit	Prime–1	A–1+	F1+
Long-Term Deposit	Aa1	AA-	AA


Fifth Third Bank


Fifth Third